Exhibit 99.1

FIFTH AMENDMENT AGREEMENT

THIS FIFTH AMENDMENT AGREEMENT (this “Agreement”) is made as of February 25, 2021, among ELDORADO GOLD CORPORATION (the “Borrower”), HSBC BANK CANADA (“HSBC”), as Administrative Agent, and the Lenders.

RECITALS:

A.             Reference is made to the third amended and restated credit agreement dated as of May 13, 2019 among the Borrower, the financial institutions from time to time parties thereto, as lenders (the “Lenders”), and HSBC, as administrative agent (in such capacity, the “Administrative Agent”) (as amended by First Amendment Agreement dated June 28, 2019, the Second Amendment and Waiver Agreement dated September 24, 2019, the Third Amendment and Waiver Agreement dated November 28, 2019, and the Fourth Amendment and Waiver Agreement dated December 23, 2019, and as further amended, supplemented or otherwise modified, the “Credit Agreement”).

B.             Subject to the terms, conditions and agreements herein set forth, the parties hereto have agreed to amend the Credit Agreement as herein provided.

NOW THEREFORE, in consideration of the premises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

Section 1.01         Incorporation of Credit Agreement: This Agreement is supplemental to the Credit Agreement and shall henceforth be read in conjunction with the Credit Agreement, and the Credit Agreement and this Agreement shall henceforth be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Agreement had been contained in the Credit Agreement as of the Fifth Amendment Effective Date.

Section 1.02        Defined Terms: Capitalized terms used herein (including in the preamble and recitals hereto) and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement, as amended hereby.

Section 1.03      Headings: The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.04       References to and Effect on the Credit Agreement: From and after the Fifth Amendment Effective Date hereof, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import, and each reference in each other Loan Document to the “Credit Agreement”, shall mean and refer to the Credit Agreement as amended hereby. Except as specifically amended hereby, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed.

ARTICLE TWO
AMENDMENTS

Section 2.01        Amendments: As of the Fifth Amendment Effective Date, the Credit Agreement is amended as set out in the blacklined document attached hereto as Schedule A.

ARTICLE THREE
CONDITIONS TO EFFECTIVENESS

Section 3.01      Conditions to Effectiveness: This Agreement shall become effective on the date (the “Fifth Amendment Effective Date”) upon which each of the following conditions is satisfied or waived in accordance with Section 9.2 of the Credit Agreement:

(1)
Execution of Documents. The Administrative Agent shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Administrative Agent (which may include a facsimile or “pdf” transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(2)
Confirmations of Security Interests. The Credit Parties shall have executed and delivered such amendments, confirmations and other documents, and taken such other actions, as may be required by the Administrative Agent, acting reasonably, in connection with this Agreement and the transactions contemplated hereby and thereby, in order to further evidence, preserve or protect the guarantees and security under the Initial Credit Party Guarantees, the BVCo Guarantee, the BVCo (Greece) Guarantee, the Canadian Subsidiary Guarantees, the Initial Security Documents, the BVCo Security Documents, the BVCo (Greece) Security Documents, the Canadian Security Agreements and the other Security Documents to which the Credit Parties are a party, and the Liens of the Administrative Agent on the Collateral. The relevant confirmation from Tüprag Metal shall take the form of a certified copy of a resolution of the board of the directors of Tüprag Metal, in form and substance satisfactory to the Administrative Agent.

(3)
Legal Opinions. The Administrative Agent shall have received a favourable written opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Borrower, covering such matters relating to the Credit Parties, this Agreement, the other Loan Documents, the Transactions or the transactions contemplated hereby as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Borrower and the Administrative Agent hereby request each such counsel to deliver such opinions and supporting materials. All such opinions and certificates shall be addressed to the Administrative Agent and the Lenders and dated as of the Fifth Amendment Effective Date.

(4)
Corporate Certificates. The Administrative Agent shall have received:

(a)
certified copies of the resolutions of the board of directors, general partner, or shareholders, as applicable, of each Credit Party approving this agreement and the transactions contemplated herein, and all other documents, if any, to which such Credit Party is a party and evidencing authorization with respect to such documents; and

(b)
a certificate of an officer or director of each Credit Party dated as of the Fifth Amendment Effective Date and certifying (i) the name, title and true signature of each officer of such Person authorized to execute this Agreement (in the case of the Borrower) and the other Loan Documents to which it is a party, (ii) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, and (iii) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of such Credit Party (or analogous documentation), as amended to date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate (to the extent available in the applicable jurisdiction); and

(c)
a Compliance Certificate confirming compliance with the financial covenants set forth in Section 5.1(11) of the Credit Agreement.

(5)
Fees. The Administrative Agent, and the Lenders shall have received all fees and other amounts due and payable on or prior to the Fifth Amendment Effective Date including (i) the fees payable under the separate fee letter dated as of the date hereof between the Borrower and HSBC Bank Canada and (ii) to the extent invoiced, reimbursement or payment of all legal fees and other out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document.

(6)
No Cessation of Financing Market. There shall not have occurred and be continuing on the Fifth Amendment Effective Date any general banking moratorium or any practical cessation in the bank or private debt financing markets, and there shall not have been introduced any material governmental restrictions imposed on lending institutions, which materially affect the type of lending transactions contemplated by this Agreement. No litigation, order, judgment, injunction or other action or proceeding shall be threatened or pending by any Person or Governmental Authority to enjoin, restrict, or prohibit the completion of the transactions contemplated hereby or which may impose any material condition on the completion thereof, or which could reasonably be expected to have a Material Adverse Effect, and the Administrative Agent shall have received an officer’s certificate confirming same.

(7)
Regulatory Approval; Consents; Waivers. The Administrative Agent and the Lenders shall be satisfied that:

(a)
all material Authorizations (including all approvals listed in Schedule 3.1(3);

(b)
all corporate, partnership, shareholder and court approvals; and

(c)
all consents and waivers,

required to consummate the transactions contemplated hereby have been obtained and are in full force and effect, in each case without the imposition of any burdensome provision, and that all applicable waiting periods shall have expired without any action being taken or threatened by any Governmental Authority that would materially restrain, prevent or otherwise impose material adverse conditions on the transactions contemplated hereby. The Borrower shall have complied in all material respects with all applicable securities laws, regulations and policies, all requirements of all applicable securities regulators and all other Applicable Laws in connection with the transactions contemplated hereby.

(8)
Delivery of Financial Statements. The Administrative Agent and the Lenders shall have received the audited Consolidated financial statements of the Borrower for the Fiscal Year ended December 31, 2019 and the unaudited Consolidated financial statements of the Borrower for the Fiscal Quarter ended September 30, 2020.

(9)
Accuracy of Representations; No Default; No Material Adverse Change. The representations and warranties of the Borrower set out in this Agreement shall be true and correct on and as of the Fifth Amendment Effective Date. No Default shall have occurred and be continuing. The Administrative Agent and the Lenders shall be satisfied that, since December 31, 2019, there has not been a Material Adverse Change.

(10)
Indebtedness. The transactions contemplated in this Agreement shall not have caused any event or condition to occur which has resulted, or which will result, in any Material Indebtedness (other than Indebtedness being repaid in connection with the transactions contemplated hereby) becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Indebtedness.

(11)
Prepayment of Term Loans. The Borrower shall have voluntarily prepaid the Term Loans to the extent necessary to result in the amounts outstanding under the revised Schedule 1.1(a) in the attached Schedule A.

(12)
Other Documentation. The Administrative Agent and the Lenders shall have received such other documents and instruments as are customary for transactions of this type or as they may reasonably request.

This Agreement shall not become effective unless each of the conditions set forth in this Section 3.01 is satisfied (or waived pursuant to Section 9.2 of the Credit Agreement) at or prior to 3:00 p.m. on February 25, 2021 (and, in the event such conditions are not so satisfied or waived by such time, this Agreement shall terminate at such time).

ARTICLE FOUR

REPRESENTATIONS, WARRANTIES, AND COVENANTS

Section 4.01          Confirmation of Representations, etc.:  The Borrower represents and warrants that, as at the date of this Agreement, (i) each of the representations and warranties set forth in the Loan Documents is true and correct as if made on the date hereof (except for any representation or warranty that by its terms is made as of a specified date, which shall be true and correct only as of such specified date), and (ii) no Default has occurred and is continuing.

Section 4.02           Representations, Warranties, and Covenants:  The Borrower represents, warrants, and covenants to the Administrative Agent and the Lenders that:

(i)           this Agreement has been duly authorized, executed and delivered by it and that this Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(ii)           the Credit Agreement, as amended hereby, constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law; and

(iii)           the execution and delivery of this Agreement and the extensions of credit under the Additional LC Credit do not constitute a breach or default under the Refinancing Indenture and do not require any waiver or consent thereunder.

Section 4.03          Ratification of Credit Agreement.  The Credit Agreement, as amended by this Agreement, shall remain in full force and effect and is hereby ratified and confirmed.  As of the Fifth Amendment Effective Date, the Credit Agreement, as amended by this Agreement, shall be read, taken and construed as one and the same document.

Section 4.04           Confirmation of Guarantees and Security.  The Borrower acknowledges, represents and confirms that (i) all security granted by the Borrower and each Subsidiary Guarantor to and in favour of the Administrative Agent on behalf of the Secured Parties as security for its obligations under the Credit Agreement and the other Loan Documents to which it is a party (collectively, the “Security”) remains in full force and effect, unamended, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted by the Borrower and each Subsidiary Guarantor in favour of the Administrative Agent on behalf of the Secured Parties pursuant to the Security continue to secure and extend to all debts, liabilities and obligations of the Borrower or such Subsidiary Guarantor to the Administrative Agent and the Secured Parties whether direct or indirect, absolute or contingent, present or future, pursuant to, arising out of, or in connection with, the Credit Agreement (as amended hereby) and each other Loan Document to which it is a party. The Borrower acknowledges, represents and confirms that the guarantees of the obligations of the Borrower under the Credit Agreement by each Subsidiary Guarantor and by the Borrower of the obligations of each Subsidiary Guarantor remain in full force and effect, notwithstanding the amendments set forth herein, and continue to  guarantee and extend to all debts, liabilities and obligations of the Borrower or such Subsidiary Guarantor to the Administrative Agent and the Secured Parties pursuant to, arising out of, or in connection with, the Credit Agreement (as amended hereby) and each other Loan Document to which it is a party.

ARTICLE FIVE

GENERAL

Section 5.01            Binding Nature:  This Agreement shall enure to the benefit of and be binding upon the Borrower, each Subsidiary Guarantor, the Administrative Agent, the Lenders and their respective successors and permitted assigns.

Section 5.02            Law of Contract:  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 5.03          Limited Amendment; Loan Document:  This Agreement is limited as specified and, except as expressly set forth herein, shall not constitute a modification, acceptance or waiver of any other provision of the Credit Agreement or any other Loan Document.  This Agreement shall constitute a Loan Document for all purposes under the Credit Agreement and the other Loan Documents.

Section 5.04           Counterpart and Facsimile:  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.  Delivery of an executed signature page to this Agreement by any party by facsimile transmission, or by electronic transmission in “PDF” or other similar form, shall be as effective as delivery of a manually executed copy of this Agreement by such party.

[Balance of this page left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first above written.

ELDORADO GOLD CORPORATION, as
Borrower

By:
Name:  (Signed) George Burns
Title:     President and Chief Executive Officer

By:
Name:  (Signed) Philip Yee
Title:    Executive Vice President and Chief Financial Officer

Signature Page to Fifth Amendment Agreement

HSBC BANK CANADA, as Administrative Agent
By:__________________________________ Name: (Signed) Alyssa Senwasane Title: Authorized Signatory

By:__________________________________ Name: (Signed) Andrea Khazzam Title: Authorized Signatory

Signature Page to Fifth Amendment Agreement

HSBC BANK CANADA, as Lender and Issuing Bank
By:__________________________________ Name: (Signed) Dieter Stefely Title: Director Global Banking

By:__________________________________ Name: (Signed) Meghan MacLeod Title: Associate, Global Banking

Signature Page to Fifth Amendment Agreement

[INTENTIONALLY DELETED]

Signature Page to Fifth Amendment Agreement

BANK OF MONTREAL., as Lender and Issuing Bank
By:__________________________________ Name: (Signed) Ben Rough
Title: Director

By:__________________________________ Name: Title:

Signature Page to Fifth Amendment Agreement

NATIONAL BANK OF CANADA., as Lender and Issuing Bank
By:__________________________________ Name: (Signed) Allan Fordyce Title: Managing Director

By:__________________________________ Name: (Signed) David Torrey Title: Managing Director

Signature Page to Fifth Amendment Agreement

BANK OF AMERICA, N.A. CANADA BRANCH, as Lender
By:__________________________________ Name: (Signed) Marc Ahiers Title: Director

By:__________________________________ Name: Title:

Signature Page to Fifth Amendment Agreement

BNP PARIBAS, as Lender
By:__________________________________ Name: (Signed) Thomas Lagrée Title: Managing Director, Metals & Mining

By:__________________________________ Name: (Signed) Vincent Veron Title: Head of Metals & Mining EMEA

Signature Page to Fifth Amendment Agreement

INVESTISSEMENT QUÉBEC (SUCCESSOR TO RESSOURCES QUÉBEC INC.), as Lender
By:__________________________________ Name: (Signed) Steven Bowles Title:

By:__________________________________ Name: Title:

Signature Page to Fifth Amendment Agreement

EXPORT DEVELOPMENT CANADA, as Lender
By:__________________________________ Name: (Signed) Adam Smith Title: Senior Financing Manager

By:__________________________________ Name: (Signed) Sandra Mikulic Title: Senior Associate

Signature Page to Fifth Amendment Agreement

CONFIRMATION

Each undersigned PD Subsidiary Guarantor acknowledges and irrevocably consents to the terms of the foregoing Agreement for the express purposes of acknowledging and agreeing to the provisions set forth in Section 8.3 of the Credit Agreement, as amended by the foregoing Agreement.

Dated: February 25, 2021

PD SUBSIDIARY GUARANTORS:

ELDORADO GOLD (NETHERLANDS) B.V., as PD Subsidiary Guarantor
By:
Name: (Signed) Samuel van Aswegen
Title: Director
By:
Name: (Signed) Tonnie Beier
Title: Director

ELDORADO GOLD (GREECE) B.V., as PD Subsidiary Guarantor
By:
Name: (Signed) Samuel van Aswegen
Title: Director
By:
Name: (Signed) Tonnie Beier
Title: Director

SG RESOURCES B.V., as PD Subsidiary Guarantor
By:
Name: (Signed) Samuel van Aswegen
Title: Director
By:
Name: (Signed) Tonnie Beier
Title: Director

ELDORADO GOLD (QUEBEC) INC., as PD Subsidiary Guarantor
By:
Name: (Signed) Philip Yee
Title: Director
By:
Name: (Signed) Timothy Garvin
Title: Director

SCHEDULE A TO FIFTH AMENDMENT AGREEMENT

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

May 13, 2019

among

ELDORADO GOLD CORPORATION

as Borrower

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

HSBC BANK CANADA

as Administrative Agent

and

HSBC SECURITIES (USA) INC., BMO CAPITAL MARKETS

and NATIONAL BANK FINANCIAL MARKETS

as Joint Lead Arrangers and Joint Bookrunners

and

BMO CAPITAL MARKETS

and NATIONAL BANK FINANCIAL MARKETS

as Co-Syndication Agents

and

HSBC BANK CANADA,

BANK OF MONTREAL and NATIONAL BANK OF CANADA

as Issuing Banks

Table of Contents (continued)

Article 5 AFFIRMATIVE COVENANTS		69
5.1	Covenants	69
Article 6 NEGATIVE COVENANTS		74
6.1	Negative Covenants	74
Article 7 EVENTS OF DEFAULT		83
7.1	Events of Default	83
Article 8 THE ADMINISTRATIVE AGENT		87
8.1	Appointment of Agents	87
8.2	Secured Parties	87
8.3	Parallel Debt	88
8.4	Limitation of Duties of Agents	89
8.5	Lack of Reliance on the Agents	90
8.6	Certain Rights of the Administrative Agent	90
8.7	Reliance by Administrative Agent	90
8.8	Indemnification of Administrative Agent	90
8.9	Other Business of Administrative Agent	91
8.10	May Treat Lender as Owner	91
8.11	Successor Administrative Agent	91
8.12	No Independent Legal Action	92
8.13	No Duties	92
Article 9 MISCELLANEOUS		92
9.1	Notices	92
9.2	Waivers; Amendments	93
9.3	Expenses; Indemnity; Damage Waiver	95
9.4	Successors and Assigns	96
9.5	Anti-Money Laundering Legislation	98
9.6	Survival	99
9.7	[Reserved]	99
9.8	Counterparts	99
9.9	Entire Agreement	99
9.10	Severability	99
9.11	Right of Set Off	100
9.12	Governing Law	100
9.13	Attornment	100
9.14	Service of Process	100
9.15	WAIVER OF JURY TRIAL	100
9.16	Confidentiality	101
9.17	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	101
9.18	Keepwell	102
9.19	Acknowledgement Regarding Any Supported QFCs	102
9.20	Paramountcy	103
9.21	No Advisory or Fiduciary Responsibility	103

Table of Contents (continued)

Exhibits:
Exhibit A	-	Form of Borrowing Request
Exhibit B	-	Form of Assignment and Assumption
Exhibit C	-	Form of Compliance Certificate
Exhibit D	-	Form of Revolving Note
Exhibit E	-	Form of Intercompany Subordination Agreement
Exhibit F	-	Form of Repayment Notice
Exhibit G	-	Form of Intercreditor Agreement

Schedules:
Schedule 1.1(a)	-	Lenders and Commitments
Schedule 1.1(b)	-	Initial Security Documents
Schedule 1.1(c)	-	BVCo Security Documents
Schedule 1.1(d)	-	Existing Permitted Liens
Schedule 1.1(e)		Transferred Letters of Credit
Schedule 3.1(3)	-	Exceptions to Representation 3.1(3) - Governmental Approvals; No Conflicts
Schedule 3.1(5)	-	Exceptions to Representation 3.1(5) - Litigation
Schedule 3.1(13)	-	Subsidiaries
Schedule 3.1(17)	-	Environmental Matters
Schedule 3.1(22)	-	Limited Subsidiaries
Schedule 3.1(27)	-	Security
Schedule 6.1(1)	-	Existing Indebtedness
Schedule 9.1	-	Lender and Issuing Bank Contact Information

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS THIRD AMENDED AND RESTATED CREDIT AGREEMENT dated as of May 13, 2019 is made among ELDORADO GOLD CORPORATION, as Borrower, the Lenders from time to time parties hereto, as Lenders, HSBC BANK CANADA, as Administrative Agent and HSBC BANK CANADA, BANK OF MONTREAL and NATIONAL BANK OF CANADA as Issuing Banks.

RECITALS

A.           The Borrower, certain lenders, Canadian Imperial Bank of Commerce, as administrative agent and HSBC Bank USA, N.A., as issuing bank, entered into a Credit Agreement dated as of October 12, 2011 (as amended by an amending agreement dated as of May 10, 2012, the “Original Credit Agreement”), pursuant to which the lenders thereunder established a revolving credit facility in favour of the Borrower.

B.           Pursuant to the Resignation and Assignment Agreement dated as of November 23, 2012, among Canadian Imperial Bank of Commerce, HSBC Bank Canada, the Borrower and the lenders under the Original Credit Agreement (the “Resignation and Assignment Agreement”), Canadian Imperial Bank of Commerce resigned as administrative agent under the Original Credit Agreement and was replaced by HSBC Bank Canada in that capacity.

C.           The Borrower, certain lenders, HSBC Bank Canada, as administrative agent and HSBC Bank USA, N.A., as issuing bank, entered into an Amended and Restated Credit Agreement dated as of November 23, 2012 (as amended by amending agreements dated as of April 30, 2013 and August 25, 2015, the “2012 Credit Agreement”), pursuant to which the Original Credit Agreement was amended and restated and the lenders thereunder continued to provide a revolving credit facility in favour of the Borrower on the terms and conditions set forth therein.

D.           The Borrower, certain lenders, HSBC Bank Canada, as administrative agent, and HSBC Bank USA, N.A., as issuing bank, entered into a Second Amended and Restated Credit Agreement dated as of June 10, 2016 (as amended by an amending agreement dated as of March 14, 2017, the “2016 Credit Agreement”), pursuant to which the 2012 Credit Agreement was amended and restated and the lenders thereunder continued to provide a revolving credit facility in favour of the Borrower on the terms and conditions set forth therein.

E.           The parties hereto have agreed to amend and restate the 2016 Credit Agreement in order to extend the maturity of, and otherwise amend certain terms of, the credit facility established under the 2016 Credit Agreement, all on the terms and conditions set forth in this Agreement.

NOW THEREFORE, for good and valuable consideration, the parties hereto agree that the 2012 Credit Agreement is hereby amended and restated in its entirety as follows:

ARTICLE 1
DEFINITIONS

1.1
Definitions. In this Agreement:

“2012 Credit Agreement” has the meaning set forth in the recitals hereto.

“2012 Indenture” means the indenture dated as of December 13, 2012 governing the Borrower’s senior unsecured notes issued on or about that date, as such Indenture may be amended, supplemented or otherwise modified from time to time not in contravention of the terms hereof.

“2012 Notes” means the senior unsecured notes issued by the Borrower pursuant to the 2012 Indenture.

“2016 Credit Agreement” has the meaning set forth in the recitals hereto.

“Acquisition” means any transaction, or any series of related transactions, consummated after the Effective Date, by which the Borrower or any Material Subsidiary, directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger, purchase of assets or otherwise:

(a)
acquires any business or all or substantially all of the assets of any Person engaged in any business;

(b)
acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body;

(c)
acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body; or

(d)
otherwise acquires Control of a Person engaged in a business.

“Additional LC Credit” means the additional letter of credit facility established by the Additional LC Lenders pursuant to Section 2.1(3).

“Additional LC Credit Exposure” means, with respect to any Additional LC Lender at any time, such Additional LC Lender’s LC Exposure at such time.

“Additional LC Lender” means any Lender which has agreed to provide Additional LCs hereunder.

“Additional LCs” has the meaning set out in Section 2.1(3).

“Administrative Agent” means HSBC Bank Canada, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.11.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, such Person.

“Agency Fee Letter” means the letter dated May 13, 2019 between the Administrative Agent and the Borrower relating to the payment of certain agency fees.

“Agreement” means this credit agreement and all the Exhibits and the Schedules attached hereto.

“AML Legislation” has the meaning set out in Section 9.5.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Credit Parties and their Affiliates from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Acts (Canada) the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act 2010.

“Applicable Margin” means, with respect to the Revolving Credit Commitments and the Term Credit Commitments, the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the Net Total Leverage Ratio as at the last day of the most recently completed Fiscal Quarter with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1).

Level	Net Leverage Ratio	LIBO Rate Loan or LC Fee1	Base Rate Loan or Canadian Prime Loan	Standby Fee
I	Less than 1.00:1.00	2.25%	1.25%	0.5625%
II	Greater than or equal to 1.00:1.00 but less than 2.00:1.00	2.50%	1.50%	0.625%
III	Greater than or equal to 2.00:1.00 but less than 3.00:1.00	2.75%	1.75%	0.6875%
IV	Greater than or equal to 3.00:1.00	3.25%	2.25%	0.8125%

With respect to Additional LCs, “Applicable Margin” means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the Net Total Leverage Ratio as at the last day of the most recently completed Fiscal Quarter with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1).

1 The Applicable Margin listed in the table above for Letters of Credit under the Revolving Credit Commitments applies to Financial Letters of Credit. The Applicable Margin for Non-Financial Letters of Credit under the Revolving Credit Commitments will be 2/3 of the Applicable Margin for Financial Letters of Credit.

Level	Net Leverage Ratio	LC Fee
I	Less than 1.00:1.00	0.90%
II	Greater than or equal to 1.00:1.00 but less than 2.00:1.00	1.01%
III	Greater than or equal to 2.00:1.00 but less than 3.00:1.00	1.12%
IV	Greater than or equal to 3.00:1.00	1.33%

The Applicable Margin shall change (to the extent necessary, if any) on the second day after each date on which the financial statements and certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5.1(1) to reflect any change in the Net Leverage Ratio effective as of the date of such financial statements, based upon the financial statements for the immediately preceding Rolling Period, or if such day is not a Business Day, then the first Business Day thereafter. Notwithstanding the foregoing, if at any time the Borrower fails to deliver the financial statements and the certificate of the Borrower as required by Section 5.1(1) on or before the date required pursuant to Section 5.1(1) (without regard to grace periods), the Applicable Margin shall be the highest margins provided for in the above grid from the date such financial statements are due pursuant to Section 5.1(1) (without regard to grace periods) through the second day after the date the Administrative Agent receives all financial statements and certificates that are then due pursuant to Section 5.1(1) (or if such day is not a Business Day, then the first Business Day thereafter).

“Applicable Percentage” means, in respect of any Lender at any time, with respect to a Credit or all Credits, the percentage of such Credit or of all Credits, as the case may be, which such Lender has agreed to make available to the Borrower at such time, determined by dividing such Lender’s Commitment in respect of such Credit or of all Credits, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit or all Credits, as the case may be; provided that, in the case of Section 2.19 when a Defaulting Lender shall exist, “Applicable Percentage” shall mean the percentage of the total Commitments (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitments at such time. If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (prior to their termination or expiry), giving effect to any assignments and to any Lender’s status as a Defaulting Lender at the time of determination.

“Asset Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of, or the expropriation, condemnation, destruction or other loss of, all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business upon customary credit terms, (b) sales of scrap or obsolete material or equipment in the ordinary course of business, (c) leases of real property or personal property (under which such Person is lessor) which are no longer used or useful in the business, and (d) licenses granted to third parties in the ordinary course of business.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in the form of Exhibit B or any other form approved by the Administrative Agent.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and any comparable Canadian legislation.

“Base Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in Canada, and (b) the Federal Funds Effective Rate plus 0.50%; provided that, if, at any time, the Federal Funds Effective Rate shall ever be less than zero, such rate shall be deemed to be zero at such time for purposes of this Agreement.

“Base Rate Borrowing” means a Borrowing comprised of one or more Base Rate Loans.

“Base Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Base Rate.

“Benefit Plans” means any pension, retirement, savings, profit sharing, health, medical, dental, disability, life insurance, welfare or other employee benefit plan, program, policy or practice, whether written or oral, funded or unfunded, registered or unregistered, which is sponsored, maintained or contributed to or required to be contributed to by the Borrower or any Material Subsidiary or under which Borrower or any Material Subsidiary has any actual or potential liability, other than a Pension Plan.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Borrower” means Eldorado Gold Corporation, a corporation governed by the Canada Business Corporations Act.

“Borrowing” means any availment of any Credit, and includes any Loan, the issuance of a Letter of Credit (or any amendment thereto or renewal or extension thereof) and a rollover or conversion of any outstanding Loan.

“Borrowing Request” means a request by the Borrower for a Borrowing pursuant to Section 2.3(1) or 2.3(3) substantially in the form of Exhibit A.

“Business Day” means any day that is not (a) a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario and Vancouver, British Columbia, in New York, New York or in Paris, France are authorized or required by applicable Law to remain closed or (b) in the case of any LIBO Rate Loan, any other day on which commercial banks in London, England are authorized or required by applicable Law to remain closed.

“BCCo” means Eldorado Gold (BC) Corp.

“BVCo” means Eldorado Gold (Netherlands) BV, a private limited liability company besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, registered in the trade register under number 34148763.

“BVCo (Greece)” means Eldorado Gold (Greece) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands, registered with the trade register of the Dutch Chamber of Commerce (Kamer van Koophandel) under number 34148763.

“BVCo (Greece) Guarantee” means the guarantee of BVCo (Greece) dated on or about the date hereof in favour of the Administrative Agent.

“BVCo (Greece) Security Documents” means the agreements, instruments and other documents described in Schedule 1.1(c) to be executed and delivered by BVCo (Greece).

“BVCo Guarantee” means the guarantee of BVCo dated as of June 14, 2013 in favour of the Administrative Agent.

“BVCo Security Documents” means the agreements, instruments and other documents described in Schedule 1.1(c) to be executed and delivered by BVCo.

“Canadian Dollars” and “Cdn.$” refer to lawful money of Canada.

“Canadian Prime Borrowing” means a Borrowing comprised of one or more Canadian Prime Loans.

“Canadian Prime Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon the Canadian Prime Rate.

“Canadian Prime Rate” means, on any day, the annual rate of interest (rounded upwards, if not in an increment of 1/16th of 1%, to the next 1/16 of 1%) equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar-denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of (i) the one-month CDOR Rate in effect on such day, plus (ii) 1.00; provided that if, at any time, the rate determined above shall ever be less than zero, such rate shall be deemed to be zero at such time for purposes of this Agreement.

“Canadian Security Agreements” means the collective reference to the Ontario law general security agreements and/or hypothecs in respect of any personal property owned by such Canadian Subsidiary to be executed and delivered by each Canadian Subsidiary and the debentures, mortgages or hypothecs to be executed and delivered by each Canadian Subsidiary in respect of any real property owned by such Canadian Subsidiary.

“Canadian Subsidiary” means each of Eldorado Gold (Québec) Inc. and any other Subsidiary incorporated or organized under the laws of Canada or any province or territory thereof after May 13, 2019.

“Canadian Subsidiary Guarantees” means the collective reference to the Ontario law guarantees of each Canadian Subsidiary, as such guarantees may be amended, restated, supplemented or otherwise modified from time to time.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Management Services” means any one or more of the following types of services or facilities provided to any Credit Party by a Lender or any of its Affiliates: (a) ACH transactions, (b) cash management services, including controlled disbursement services, treasury, depository, overdraft, and electronic funds transfer services, (c) foreign exchange facilities, (d) credit card processing services, (e) credit or debit cards, and (f) purchase cards (but only to the extent that, prior to the occurrence and continuance of any Default or Event of Default, the Borrower and the Credit Party issuing such purchase cards notify the Administrative Agent in writing that such purchase cards are to be deemed Cash Management Services hereunder).

“CDOR Rate” means, on any day and for any period, an annual rate of interest equal to the average rate applicable to Canadian Dollar bankers’ acceptances for the applicable period appearing on the “Reuters Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc. 2000 definitions, as modified and amended from time to time), rounded to the nearest 1/100th of 1% (with .005% being rounded up), at approximately 10:00 a.m., on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that if such rate does not appear on the Reuters Screen CDOR Page on such day as contemplated, then the CDOR Rate on such day shall be calculated as the average of the rates for such period applicable to Canadian Dollar bankers’ acceptances quoted by the banks listed in Schedule I of the Bank Act (Canada) which are also Lenders under this Agreement as of 10:00 a.m., on such day or, if such day is not a Business Day, then on the immediately preceding Business Day; provided that if, at any time, the rate determined above shall ever be less than zero, such rate shall be deemed to be zero at such time for purposes of this Agreement.

“Change in Control” means:

(a)
an acquisition of 35% or more of the voting rights attached to all outstanding voting shares of the Borrower by a Person (or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding), or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b)
the amalgamation, consolidation or combination of the Borrower with, or merger of the Borrower into, any other Person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Borrower is the surviving Person or the Person formed by such amalgamation, consolidation or combination, or into which the Borrower has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Borrower or the corporation resulting from such amalgamation, consolidation or combination, or into which the Borrower is merged, as the case may be are owned by Persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Borrower immediately before giving effect to such transaction; or

(c)
the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Borrower based on gross fair market value to any Person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Borrower or its related entities or by Persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Borrower immediately before giving effect to such disposition; or

(d)
individuals who are elected by the shareholders to the board of directors of the Borrower at the beginning of any one year term to constitute the directors of the Borrower cease for any reason in such year to constitute at least 50% of the board of directors of the Borrower.

“Change in Law” means (a) the adoption of any new Law after the Effective Date, (b) any change in any existing Law or in the interpretation or application thereof by any Governmental Authority after the Effective Date, or (c) compliance by any Lender (or, for purposes of Section 2.12(2), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Effective Date.

“Code” means the Internal Revenue Code of 1986 (United States of America), as amended.

“Collateral” means the property described in and subject to the Liens, privileges, priorities and security interests purported to be created by any Security Document.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Revolving Loans or Term Loans hereunder as such commitment may be reduced from time to time pursuant to Section 2.6 and as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amounts of each Lender’s Commitments are set out in Schedule 1.1(a), or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment(s), as applicable. As at the Fifth Amendment Effective Date, the aggregate amount of the Revolving Credit Commitments is U.S.$250,000,000.

“Commitment Fee Letter” means the fee letter dated April 18, 2019 among the Borrower and the Joint Lead Arrangers.

“Commitment Letter” means the commitment letter dated April 18, 2019 among HSBC Securities (USA) Inc., HSBC Bank USA, N.A., HSBC Bank Canada, Bank of Montreal, BMO Capital Markets, National Bank of Canada, National Bank Financial Markets and the Borrower.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a certificate of the Borrower, signed by a Responsible Officer of the Borrower substantially in the form of Exhibit C and containing or accompanied by such financial or other details, information and material as the Administrative Agent may reasonably request to evidence such compliance.

“Consolidated” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower on a consolidated basis in accordance with GAAP consistently applied. (For greater certainty, when Net Income on a Consolidated basis is used in calculating any financial term, financial covenant or financial ratio, Net Income shall exclude the items excluded pursuant to the proviso in the definition thereof.)

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Co-Syndication Agent” means BMO Capital Markets and National Bank Financial Markets in their capacities as co-syndication agents in respect of the Credits.

“Cover”, when required by this Agreement for LC Exposure shall be effected by paying to the Administrative Agent in immediately available funds, to be held by the Administrative Agent in a collateral account maintained by the Administrative Agent at its Payment Office and collaterally assigned as security, an amount equal to 105% of the maximum amount of LC Exposure available for drawing at such time. Such amount shall be retained by the Administrative Agent in such collateral account until such time as the applicable Letters of Credit shall have expired and reimbursement obligations, if any, with respect thereto shall have been fully satisfied; provided that if any such reimbursement obligations are not satisfied when due hereunder, the Administrative Agent may apply any amounts in such collateral account against such Reimbursement Obligations.

“Credits” means, collectively, the Revolving Credit, the Term Credit and the Additional LC Credit, and “Credit” means any of them.

“Credit Parties” means the collective reference to the Borrower and the Subsidiary Guarantors.

“Credit Party Guarantees” means the collective reference to the Initial Credit Party Guarantees, the Canadian Subsidiary Guarantees, the BVCo Guarantee and the BVCo (Greece) Guarantee.

“Currency Excess Amount” has the meaning set out in Section 2.9.

“DBRS” shall mean Dominion Bond Rating Service Limited, or its successor.

“Default” means any event or condition that constitutes an Event of Default or that, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that has:

(a)
failed to fund any portion of its Loans or participations in Letters of Credit within one Business Day of the date required to be funded by it hereunder in accordance with the terms hereof;

(b)
notified the Borrower in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under other agreements in which it commits to extend credit;

(c)
failed, within one Business Day after request by the Administrative Agent, acting in good faith, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit;

(d)
otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due unless the subject of a good faith dispute; or

(e)
become the subject of a Bail-In Action.

provided that a Lender shall cease to be a Defaulting Lender when the aforementioned criteria no longer apply to it.

“EBITDA” ” means, as at the last day of any period, Net Income for such period excluding, without duplication, (a) federal, provincial, state, local and foreign income tax expense or benefit, (b) non-cash compensation expenses related to common stock and other Equity Securities issued to employees, (c) extraordinary or non-recurring gains and losses in accordance with GAAP and (d) income or losses from discontinued operations plus, without duplication, (i) interest expense, determined in accordance with GAAP, (ii) to the extent deducted in computing such Net Income, the sum of all depreciation, depletion and amortization of property, plant, equipment and intangibles, (iii) any other non-cash charges, including non-cash charges related to asset impairment (for greater certainty, including goodwill) or due to cumulative effects of changes in accounting principles, all determined on a Consolidated basis. For greater certainty, it is understood and agreed that, to the extent any amounts are excluded from Net Income by virtue of the proviso to the definition thereof, any add-backs to Net Income in determining EBITDA as provided above shall be limited (or denied) in a fashion consistent with the proviso to the definition of Net Income. Notwithstanding the foregoing, solely for the purpose of determining compliance with the Net Leverage Ratio covenant in Section 5.11(b) of the Credit Agreement for each Rolling Period which includes EBITDA for the Fiscal Quarter ending June 30, 2019 (and not for any other Rolling Period), EBITDA may include approximately $7,600,000 generated in the Fiscal Quarter ending June 30, 2019 which was adjusted to capital expenditures and not included in revenues because such amount was classified under International Financial Reporting Standards as pre-commercial production of approximately 11,705 ounces of gold produced at the Lamaque, Quebec mine during such Fiscal Quarter.

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Efemçukuru Gold Project” means the Tüprag Metal gold mine located in Izmir Province, Turkey (for greater certainty, including all mineral and other mining rights related thereto).

“Effective Date” has the meaning set out in Section 4.1.

“EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, management, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) the violation of any Environmental Laws, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

“Equivalent Amount” means, on any date, the amount in U.S. Dollars that would be obtained on the conversion of an amount in any other currency into U.S. Dollars based on the rate of exchange quoted by the Bloomberg Foreign Exchange Rates & World Currencies Page (or any successor page thereto, or in the event such rate does not appear on any Bloomberg Page, by reference to such other publicly available service for displaying exchange rates as may be determined by the Administrative Agent), as in effect at 11:00 a.m. (New York City time) on the date of determination or, in the absence of the rate set out above on such date, using such other rate as the Administrative Agent may reasonably select.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Euros” and “€” means the lawful currency of the Participating Member States (as described in EMU Legislation) introduced in accordance with EMU Legislation.

“Event of Loss” has the meaning set out in Section 7.1(l).

“Events of Default” has the meaning set out in Section 7.1.

“Excluded Swap Obligation” means, with respect to any Subsidiary Guarantor, any Swap Obligation if, and solely to the extent that, all or a portion of the Credit Party Guarantee of such Subsidiary Guarantor of, or the grant by such Subsidiary Guarantor of a security interest to secure, such Swap Obligation (or any Credit Party Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Subsidiary Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Credit Party Guarantee of such Subsidiary Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Credit Party Guarantee or security interest is or becomes illegal.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, income or franchise Taxes imposed on (or measured by) its taxable income or capital Taxes imposed on (or measured by) its taxable capital, in each case by Canada, or by the jurisdiction under the Laws of which such recipient is organized or in which its principal office is located.

“Exposure” means, collectively, the Revolving Credit Exposure, the Term Credit Exposure and the Additional LC Credit Exposure.

“Fair Market Value” means (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set out in such appraisal, and (b) with respect to any marketable security at any date, the closing sale price of such marketable security on the Business Day next preceding such date, as appearing in any published list of any applicable Canadian or United States national securities exchange or, if there is no such closing sale price of such marketable security, the final price for the purchase of such marketable security at face value quoted on such Business Day by a financial institution of recognized standing selected by the Administrative Agent which regularly deals in securities of such type.

“FATCA” means Section 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions (as determined in such manner as the NYFRB shall set forth on its public website from time to time) and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Fee Letters” means the collective reference to the Commitment Fee Letter and the Agency Fee Letter.

“Fifth Amendment Agreement” means the fifth amendment agreement dated as of February [          ], 2021 among the Borrower, the Lenders and the Administrative Agent.

“Fifth Amendment Effective Date” means the date upon which the Fifth Amendment Agreement became effective in accordance with the terms thereof.

“Final Term Credit Availability Date” means the date which is twelve (12) months after the Effective Date; provided that, if the 2012 Notes are repaid in full solely with Permitted Note Refinancing Amounts, the Final Term Credit Availability Date shall be extended automatically to June 30, 2020.

“Financial Letter of Credit” means a Letter of Credit that serves as a payment guarantee of the Borrower’s financial obligations and is treated as a direct credit substitute for the purposes of applicable capital adequacy guidelines. For the avoidance of doubt, any Letter of Credit which serves as a guarantee of the Borrower’s performance obligations (other than financial obligations) and is treated as a transaction-related contingency for purposes of applicable capital adequacy guidelines shall not be a Financial Letter of Credit.

“Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower.

“GAAP” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person.

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary credit party”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect,

(a)
to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise);

(b)
to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof;

(c)
to maintain working capital, equity capital solvency, or any other balance sheet, income statement or other financial statement condition or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation;

(d)
as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation;

(e)
to make take-or-pay or similar payments, if required, regardless of non-performance by any other party or parties to an agreement; or

(f)
to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss.

The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guarantor in good faith. The amount of any other Guarantee shall be deemed to be zero unless and until the amount thereof has been (or in accordance with GAAP should be) quantified and reflected or disclosed in the Consolidated financial statements (or notes thereto) of the guarantor.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or material which (a) is or becomes listed, regulated or addressed under any Environmental Laws, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Laws, including asbestos, petroleum and polychlorinated biphenyls, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Laws.

“Hedge Arrangement” means any arrangement which is a swap transaction, basis swap, forward rate transaction, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, commodity agreement or any similar transaction (including any option with respect to any of such transactions or arrangements) designed and entered into to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations (for greater certainty, including any commitment to deliver gold produced by the Borrower and its Subsidiaries).

“ICE Benchmark Administration Interest Settlement Rate” or “IBAISR” means, with respect to any period, the London interbank offered rate for U.S. Dollar deposits with maturities comparable to such period administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate).

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Indebtedness” of any Person includes, without duplication:

(a)
all obligations of such Person for borrowed money or with respect to deposits or advances of any kind;

(b)
all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;

(c)
all obligations of such Person upon which interest charges are customarily paid;

(d)
all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person;

(e)
all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(f)
all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed;

(g)
all Guarantees by such Person of Indebtedness of others;

(h)
all Capital Lease Obligations of such Person;

(i)
all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee (other than letters of credit and letters of guarantee issued in support of current accounts payable, bids, tenders, trade contracts, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business);

(j)
all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances;

(k)
the net amount of obligations of such Person under Hedge Arrangements (determined on a mark-to-market basis after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Arrangements);

(l)
all Secured Cash Management Obligations;

(m)
all obligations of such Person in respect of streaming or royalty agreements; and

(n)
all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends.

The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” has the meaning set out in Section 9.3(2).

“Indenture” means (i) at any time prior to the issuance of any Refinancing Notes, the 2012 Indenture, and (ii) at any time after the issuance of any Refinancing Notes, the Refinancing Indenture.

“Indenture Indebtedness” means (i) at any time prior to the issuance of any Refinancing Notes, the 2012 Notes, and (ii) at any time after the issuance of any Refinancing Notes, the Refinancing Notes (and, for the period of 35 days after such issuance, the 2012 Notes).

“Information” has the meaning set out in Section 9.16.

“Initial Credit Party Guarantees” means the collective reference to (i) the Ontario law guarantee of the Borrower dated as of October 12, 2011 in favour of Canadian Imperial Bank of Commerce, as administrative agent, (ii) the Ontario law guarantee of SG Resources dated as of October 12, 2011 in favour of Canadian Imperial Bank of Commerce, as administrative agent, and (iii) the Turkish law guarantee of Tüprag Metal dated as of October 12, 2011 in favour of Canadian Imperial Bank of Commerce, as administrative agent, as such guarantees may be amended, restated, supplemented or otherwise modified from time to time. Pursuant to the Resignation and Assignment Agreement, the Initial Credit Party Guarantees were assigned by Canadian Imperial Bank of Commerce to HSBC Bank Canada immediately prior to the effectiveness of the 2012 Credit Agreement.

“Initial Security Documents” means the agreements, instruments and other documents described in Schedule 1.1(b).

“Insolvent Defaulting Lender” means any Defaulting Lender that (a) has been adjudicated as, or determined by an Governmental Authority having regulatory authority over such Person or its assets to be, insolvent, (b) becomes the subject of an insolvency, bankruptcy, dissolution, liquidation or reorganization proceeding, or (c) becomes the subject of an appointment of a receiver, receiver and manager, monitor, trustee or liquidator under the Bank Act (Canada) or any applicable bankruptcy, insolvency or similar law of any jurisdiction now existing or hereafter enacted; provided that a Lender shall not be an Insolvent Defaulting Lender solely by virtue of the ownership or acquisition by a Governmental Authority of an instrumentality thereof of any Equity Securities in such Lender or a parent company thereof.

“Intercompany Subordination Agreement” means an intercompany subordination agreement substantially in the form of Exhibit E hereto.

“Intercreditor Agreement” means an intercreditor agreement to be entered into between the Administrative Agent and the trustee or other representative under Refinancing Notes, or between the Administrative Agent and the trustee or other representative under any Permitted Refinancing Indebtedness which refinances any Refinancing Notes, in either case substantially in the form of Exhibit G hereto.

“Interest Coverage Ratio” means, with respect to any Rolling Period, the ratio of (a)  EBITDA for such Rolling Period, to (b) Interest Expense for such Rolling Period.

“Interest Expense” means, with respect to any period, the interest expense of the Borrower for such period, determined on a Consolidated basis.

“Interest Payment Date” means, (a) in the case of any Loan other than LIBO Rate Loan, the first Business Day of each month, and (b) in the case of a LIBO Rate Loan, the last day of each Interest Period relating to such LIBO Rate Loan, provided that if an Interest Period for any LIBO Rate Loan is of a duration exceeding 90 days, then “Interest Payment Date” shall also include each date which occurs at each 90-day interval during such Interest Period.

“Interest Period” means, with respect to a LIBO Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 30, 60 or 90 days (or, with the consent of each Lender, 180, 270 or 365 days) thereafter, as the Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (c) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or rollover of such Borrowing.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect:

(a)
purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein;

(b)
purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein;

(c)
loan or advance to any other Person or any Guarantee of any loan or advance of another Person, other than (i) advances to employees for expenses incurred in the ordinary course of business, and (ii) accounts receivable arising from sales or services rendered to such other Person in the ordinary course of the investor’s business; and

(d)
capital contribution by the investor to any other Person;

provided that none of (x) any Acquisition, (y) any acquisition of tangible assets or (z) any capital expenditures or exploration expenditures shall constitute an Investment.

The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts (i) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than the Borrower or any of its Subsidiaries in connection with such disposition), (ii) constituting repayments of Investments that are loans or advances or (iii) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital).

“Issuing Bank” means (a) with respect to the Revolving Credit Commitments, each of HSBC Bank Canada, Bank of Montreal and National Bank of Canada in its capacity as an issuer of Letters of Credit under the Revolving Credit Commitments, and any other Lender that becomes an Issuing Bank for Letters of Credit under the Revolving Credit Commitments in accordance with Section 2.18(9) or 2.18(10), and (b) with respect to the Additional LC Credit, HSBC Bank Canada and any other Lender that becomes an Issuing Bank for Additional LCs in accordance with Section 2.18(9) or 2.18(10). An Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Joint Lead Arrangers” means HSBC Securities (USA) Inc., BMO Capital Markets and National Bank Financial Markets in their capacity as joint lead arrangers and joint bookrunners in respect of the Credits.

“Kisladag Mine” means the Tüprag Metal gold mine located in Usak Province, Turkey (for greater certainty, including all mineral and other mining rights related thereto).

“Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on or affecting the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority); and “Law” means any one or more of the foregoing.

“LC Disbursement” means a payment made by the applicable Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the U.S.$ Amount of the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the U.S.$ Amount of the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Lender under any Credit at any time shall be its Applicable Percentage of the total LC Exposure under such Credit at such time.

“Lender Affiliate” means, (a) with respect to any Lender, (i) an Affiliate of such Lender, or (ii) any Person that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender, and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Lenders” means (i) the Persons listed as lenders on Schedule 1.1(a), and (ii) any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes each Issuing Bank.

“Letter of Credit” means any standby or documentary letter of credit or guarantee issued by an Issuing Bank pursuant to this Agreement, and includes an Additional LC.

“LIBO Rate Borrowing” means a Borrowing comprised of one or more LIBO Rate Loans.

“LIBO Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the LIBO Rate.

“LIBO Rate” means, with respect to any LIBO Rate Loan for any Interest Period, either

(a)
the applicable ICE Benchmark Administration Interest Settlement Rate (rounded upwards, if not in an increment of 1/16th of 1%, to the next 1/16 of 1%) as at 11:00 a.m. London, England time (subject to any intra-day refixing and republication) two Business Days prior to the first day of such Interest Period ; or

(b)
if the rate in paragraph (a) of this definition is not available for any particular day, the interest rate per annum offered to the Administrative Agent for London interbank deposits of U.S. Dollars (rounded upwards, if not in an increment of 1/16th of 1%, to the next 1/16 of 1%), for delivery in immediately available funds on the first day of such Interest Period, of amounts comparable to the principal amount of the LIBOR Loan to which such LIBO Rate is to apply with maturities comparable to the Interest Period for which such LIBO Rate will apply as of approximately 11:00 a.m. (London, England time) two Business Days prior to the first day of such Interest Period, and if, in either case, that rate is less than zero, the LIBO Rate shall be deemed to be zero.

“Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) any purchase option, call or similar right of a third party with respect to such assets, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security.

“Limited Subsidiary” means each Subsidiary which is subject to a restriction of the type referred to in clause (a) of the proviso to the definition of Net Income.

“Loans” means the Revolving Loans, the Term Loans and the Additional LCs.

“Loan Documents” means this Agreement, the Credit Party Guarantees, the Security Documents, the Borrowing Requests and the Fee Letters, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of any Credit Party (as applicable) hereunder or thereunder) now or hereafter entered into in connection with this Agreement by any Credit Party (including any document, instrument or agreement with respect to any Secured Hedge Arrangement and Secured Cash Management Services), as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“Material Adverse Change” means any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities (actual or contingent), operations or financial condition of the Borrower and its Subsidiaries taken as a whole, (b) the validity, effect or enforceability of any of the Loan Documents, the perfection or priority (or the equivalent in the applicable jurisdiction) of the Liens created thereby or the rights and remedies of the Administrative Agent and the Lenders thereunder, or (c) the overall ability of the Credit Parties to perform their obligations hereunder or under the any other Loan Document.

“Material Contract” means any contract or agreement (i) to which the Borrower or any Material Subsidiary is a party or bound, (ii) which is material to, or necessary in, the operation of the business of the Borrower or any Material Subsidiary, (iii) which the Borrower or any Material Subsidiary cannot promptly replace by an alternative and comparable contract with comparable commercial terms, and (iv) the absence of which would have a Material Adverse Effect.

“Material Indebtedness” means any Indebtedness (other than the Loans) of the Borrower and/or any one of more of its Material Subsidiaries in an aggregate principal amount exceeding U.S.$25,000,000. For greater certainty, “Material Indebtedness” includes any Indenture Indebtedness and any Permitted Unsecured Indebtedness.

“Material Subsidiary” means, at any given time:

(a)
each of the Subsidiary Guarantors;

(b)
each other present and future Subsidiary that, as at the last day of the last Fiscal Quarter with respect to which the Borrower has delivered (or was required to deliver) financial information to the Administrative Agent pursuant to Section 5.1:

(i)
has Consolidated revenues for the most recent Rolling Period in excess of an amount equal to 5% of the Consolidated revenues of the Borrower for such Rolling Period, regardless of whether or not such Person was a Subsidiary for the entire such Rolling Period; and

(ii)
has Consolidated assets having a book value in excess of an amount equal to 5% of the Total Assets of the Borrower determined on a Consolidated basis; and

(c)
each Person (other than the Borrower) that has a subsidiary that is a Material Subsidiary.

“Maturity Date” means June 10, 2020; provided that upon the repayment in full of the 2012 Notes solely with Permitted Note Refinancing Amounts, the Maturity Date will be automatically extended to the date which is the fourth anniversary of the Effective Date (or, if either of such dates is not a Business Day, the next Business Day thereafter).

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” means, (a) with respect to any issuance of common stock of the Borrower, the excess (if any) of (i) the gross cash proceeds received in connection with such issuance over (ii) investment banking fees, underwriting discounts, commissions, costs and other out-of-pocket expenses and other customary expenses incurred by the Borrower in connection with such issuance; and (b) with respect to any Permitted Disposition, the excess (if any) of (i) the gross cash proceeds received in connection with such Permitted Disposition over (ii) investment banking fees, underwriting discounts, commissions, costs and other out-of-pocket expenses and other customary expenses paid by the Borrower to any Person which is not an Affiliate of the Borrower in connection with such Permitted Disposition.

“Net Income” means, with respect to any period, the net income of the Borrower for such period, determined on a Consolidated basis; provided, however, that Net Income shall not include or take into account:

(a)
any income of any Subsidiary which, due to legal, regulatory or contractual restrictions, cannot be distributed, directly or indirectly, to the Borrower; or

(b)
the income (or loss) of any Person accrued prior to the date (i) such Person becomes a Subsidiary or is amalgamated with a Subsidiary, or (ii) such Person’s property is acquired by a Subsidiary.

“Net Indebtedness” means, at any time, (a) the aggregate amount of Indebtedness of the Borrower at such time, determined on a Consolidated basis, minus (b) the aggregate amount of unencumbered cash and unencumbered Permitted Cash Investments, determined on a Consolidated basis, net of the aggregate amount of Taxes which would be payable in connection with any transfer to the Borrower of any such amount described in this paragraph (b).

“Net Leverage Ratio” means, at any time, the ratio of (a) Net Indebtedness at such time, to (b) EBITDA for the most recently completed Rolling Period; provided that, for the purpose of calculating the Net Leverage Ratio, Net Indebtedness shall not include obligations in respect of streaming or royalty agreements and EBITDA shall not include any Net Income generated under streaming or royalty agreements.

“Net Tangible Assets” means, with respect to any Person at any time (x) the amount representing the assets of such Person appearing on the balance sheet of such Person as at the last day of the most recently completed Fiscal Quarter or Fiscal Year (as applicable) for which financial statements have been delivered pursuant to Section 5.1(1)(a)or (b), less (y) the sum of (i) all current liabilities and non-controlling interests and (ii) goodwill and other intangibles; provided that any Acquisitions, Asset Dispositions, Investments and Events of Loss of such Person and any dividends, distributions and incurrences or repayments of Indebtedness by or to such Person, in each case following the last day of such Fiscal Quarter or Fiscal Year (as applicable), will be given pro forma effect as if they had occurred on the last day of such Fiscal Quarter or Fiscal Year (as applicable).

“Non-Consenting Lender” means a Lender that has not provided its consent to a waiver of, or amendment to, any provision of the Loan Documents where requested to do so by Borrower or the Administrative Agent if (i) such waiver or amendment requires the consent of all the Lenders, and (ii) the Required Lenders have consented to such waiver or amendment.

“Non-Financial Letter of Credit” means any Letter of Credit other than a Financial Letter of Credit.

“Non-Recourse Indebtedness” of any Person means any Indebtedness of such Person which is not guaranteed by any other Person and with respect to which recourse for payment is limited to specific assets encumbered by a Lien securing such Indebtedness; provided that (a) personal recourse of a holder of Indebtedness against any obligor with respect thereto for fraud, misrepresentation, misapplication of cash, waste and other circumstances customarily excluded from non-recourse provisions in non-recourse financing shall not, by itself, prevent any Indebtedness from being characterized as Non-Recourse Indebtedness, and (b) if a recourse claim is made in connection therewith, such claim shall no longer constitute Non-Recourse Indebtedness for the purposes of this Agreement.

“NYFRB” means the Federal Reserve Bank of New York.

“Original Credit Agreement” has the meaning set forth in the recitals hereto.

“Original Effective Date” means the “Effective Date” as defined in the Original Credit Agreement.

“Participant” has the meaning set out in Section 9.4(5).

“Payment Office” means such office as the Administrative Agent may from time to time designate in writing to the other parties hereto.

“PD Subsidiary Guarantors” means the collective reference to the Subsidiary Guarantors (other than Tüprag Metal).

“Pension Plan” means a pension plan which is or was sponsored, administered or contributed to, or required to be contributed to by, the Borrower or any Material Subsidiary or under which the Borrower or any Material Subsidiary has any actual or potential liability.

“Permitted Acquisition” means any Acquisition by the Borrower or any Material Subsidiary:

(a)
which is of a Person carrying on a Permitted Business (or if an asset Acquisition, of assets used or useful in a Permitted Business); and

(b)
in respect of which the Borrower has provided a certificate of a Responsible Officer of the Borrower:

(i)
demonstrating to the Lenders’ satisfaction, acting reasonably, that after giving pro forma effect to such Acquisition, the Borrower will be in compliance with the financial covenants in Section 5.1(11) as at the date of such Acquisition; and

(ii)
certifying that no Default or Event of Default exists at the time of such Acquisition or would exist immediately after the consummation of such Acquisition;

provided that in the case of any Acquisition by or involving a Credit Party the security interests in the Collateral created pursuant to the Security Documents shall remain in full force and effect and perfected (or the equivalent in the applicable jurisdiction) following such Acquisition to at least to the same extent as immediately prior to such Acquisition (and subject, in the case of any Acquisition by means of merger, amalgamation or similar transaction, to compliance with Section 6.1(3)).

“Permitted Business” means (a) the exploration, development, construction and operation of mining properties and sale of products produced from such mining properties, and (b) any business that is the same, similar or otherwise reasonably related or complementary thereto.

“Permitted Cash Investment” means an Investment by the Borrower or any Material Subsidiary in any of the following:

(a)
direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof;

(b)
investments in certificates of deposit, bankers’ acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than U.S.$500,000,000;

(c)
direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(d)
in the case of any Subsidiary not organized under the laws of Canada or any province or territory thereof or under the laws of United States, any state or territory thereof or the District of Columbia, direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the sovereign nation (or any agency thereof) in which such Subsidiary is organized and is conducting business;

(e)
marketable and freely-tradeable securities evidencing direct obligations of corporations, hospitals, municipal boards or school boards having, at the date of acquisition, a rating of at least A-2 by S&P, P-2 by Moodys or an equivalent rating by a nationally recognized rating agency, in each case maturing within one year from the date of acquisition thereof; or

(f)
deposits with banks made in the ordinary course of business.

“Permitted Disposition” means, collectively, the sale or other disposition of the assets and operations of the Borrower or any of its Subsidiaries located in Brazil or Romania.

“Permitted Liens” means:

(a)
Liens in favour of the Administrative Agent for the benefit of the Secured Parties for the obligations of any Credit Party under or pursuant to the Loan Documents;

(b)
Purchase Money Liens securing Indebtedness to the extent permitted by Section 6.1(1)(f), Liens to secure Capital Lease Obligations to the extent permitted by Section 6.1(1)(f) and Liens securing Permitted Secured Indebtedness to the extent permitted by Section 6.1(1)(o);

(c)
Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings in compliance with Section 5.1(3), and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of the Borrower or any Material Subsidiary, provided that the Borrower or such Material Subsidiary shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(d)
carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of the Borrower or any Material Subsidiary, provided that the Borrower or such Material Subsidiary shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(e)
statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;

(f)
undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(g)
Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the ordinary course of business (or to secure letters of credit or letters of guarantee issued in support of any of the foregoing);

(h)
servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Borrower or any Material Subsidiary;

(i)
Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Borrower or any Material Subsidiary be prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(j)
the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(k)
securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Borrower or any Material Subsidiary;

(l)
Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by the Borrower or any Material Subsidiary;

(m)
Liens listed on Schedule 1.1(d);

(n)
statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of the Borrower or any Material Subsidiary under Environmental Laws to which any assets of the Borrower or such Material Subsidiary are subject;

(o)
customary rights of set-off or combination of accounts in favour of a financial institution with respect to deposits maintained by it;

(p)
Liens granted by the Borrower or any Material Subsidiary to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties;

(q)
any Lien on any property or asset of the Borrower or any Material Subsidiary existing on the Original Effective Date and set out in Schedule 1.1(d), provided that (i) such Lien shall not apply to any other property or asset of the Borrower or any Material Subsidiary, and (ii) such Lien shall secure only those obligations which it secures on the Original Effective Date;

(r)
Liens existing on any property or asset prior to the acquisition thereof by the Borrower or any Material Subsidiary or existing on any property or asset of any Person that becomes Material Subsidiary after the Original Effective Date prior to the time such Person becomes Material Subsidiary, provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Material Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Borrower or any of its Material Subsidiaries, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Material Subsidiary, as the case may be;

(s)
Liens securing Permitted Refinancing Indebtedness permitted pursuant to Section   6.1(1)(m) to the extent such Liens comply with clause (c) of the definition of Permitted Refinancing Indebtedness and are subject to the Intercreditor Agreement;

(t)
Liens securing any Refinancing Notes, provided that the Intercreditor Agreement is in full force and effect;

(u)
Liens securing any Indebtedness incurred pursuant to Section 6.1(1)(o);

(v)
Liens granted by the Borrower in favour of any Lender (or an Affiliate of any Lender) solely for the purposes of securing the obligations of the Borrower to such Lender (or Affiliate of such Lender) pursuant to a Prepaid Metals Transaction to the extent permitted by Section 6.1(p); and

(w)
Liens granted by Hellas Gold SA in connection with any streaming agreement or royalty agreement with respect to any of the Skouries or Perama Hill projects and Liens granted by Tüprag Metal in connection with any streaming agreement or royalty agreement, to the extent permitted by Section 6.1(q).

“Permitted Note Refinancing Amounts” means available balance sheet cash (but, for greater certainty, not available balance sheet cash resulting from a Borrowing under the Revolving Credit Commitments), the proceeds of the issuance of new Equity Securities of the Borrower, the proceeds of the Term Loans and the proceeds of the Refinancing Notes (or a combination thereof).

“Permitted Refinancing Indebtedness” shall mean any Indebtedness incurred to Refinance any other Indebtedness (or any Indebtedness previously issued to Refinance any such Indebtedness), so long as (a) such refinancing Indebtedness has a weighted average life to maturity greater than or equal to the weighted average life to maturity of the Indebtedness being Refinanced, (b) such refinancing Indebtedness is the obligation of the same Person as that of the Indebtedness being Refinanced and is not guaranteed by any Person except to the extent the Indebtedness being Refinanced was guaranteed by such Person or such Person is otherwise a Subsidiary Guarantor, (c) such refinancing Indebtedness is secured only to the extent (if at all), and by the assets, that the Indebtedness being refinanced was so secured, (d) the incurrence or existence of such refinancing Indebtedness shall not result in a failure to comply with Section 6.1(n), (e) such refinancing Indebtedness has the same (or, from the perspective of the Lenders, more favourable) subordination provisions, if any, as the Indebtedness being Refinanced, and (f) all other terms of such refinancing Indebtedness (including, without limitation, with respect to the amortization schedules, redemption provisions, maturities, covenants, defaults and remedies), are not, taken as a whole, materially less favourable to the respective borrower than those previously existing with respect to the Indebtedness being Refinanced.

“Permitted Unsecured Indebtedness” means Indebtedness of the Borrower, so long as (i) such Indebtedness is unsecured, (ii) such Indebtedness does not provide for guarantees by any Person (other than the Borrower and the Guarantors), (iii) such Indebtedness is not subject to amortization and does not mature, in any case at any time prior to the first anniversary of the Maturity Date, and (iv) the definitive agreement or indenture governing such Indebtedness shall (A) not include any financial maintenance covenants, (B) not contain negative covenant or default provisions which are more restrictive or onerous than those applicable to the Borrower and its Subsidiaries hereunder, (C) only include a “change of control” offer to repurchase covenant if such covenant does not require a repurchase sooner than the date occurring 60 days after the applicable triggering event, and (D) only include an “asset sale” offer to purchase covenant if such covenant permits the Borrower or a Subsidiary of the Borrower to repay obligations under the Loan Documents, and terminate the Commitments, before offering to purchase such Indebtedness. The “default to other indebtedness” event of default contained in the definitive agreement or indenture governing such Indebtedness shall provide for “cross-acceleration” rather than a “cross-default”, and all other terms of such Indebtedness (including subordination, if such Indebtedness is subordinated) shall be (1) customary for a public offering or private placement of the applicable type of high-yield debt securities under Rule 144A of the US Securities Act or analogous Canadian securities legislation, and (2) together with any documentation relating thereto, reasonably satisfactory to the Required Lenders.

“Person” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“Platform” has the meaning set out in Section 8.1.

“Prepaid Metals Transaction” refers to any transaction for the sale and purchase of precious metals entered into between the Borrower and any Lender (or Affiliate of such Lender) pursuant to which such Lender (or Affiliate of such Lender) makes an upfront payment to the Borrower as consideration for the delivery by the Borrower of a fixed quantity of precious metals.

“Projections” means the financial projections delivered to HSBC Bank USA, N.A., in connection with the arrangement and syndication of the Commitments.

“Purchase Money Lien” means a Lien taken or reserved in property to secure payment of all or part of its purchase price, provided that such Lien (a) secures an amount not exceeding the purchase price of such property, (b) extends only to such property and its proceeds and (c) is granted prior to or within 90 days after the purchase of such property.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Credit Party that has total assets exceeding $10,000,000 at the time the relevant Credit Party Guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other Person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Quarterly Date” means each of the last day of each of March, June, September and December in each calendar year.

“Refinance” means to extend, refinance, renew, replace, substitute or refund.

“Refinanced” shall have a correlative meaning.

“Refinancing Indenture” means any indenture to be entered into between the Borrower and the trustee thereunder governing any Refinancing Notes, as such Indenture may be amended, supplemented or otherwise modified from time to time not in contravention of the terms hereof or the Intercreditor Agreement.

“Refinancing Notes” means a new series of senior unsecured notes or second lien notes issued by the Borrower which matures at least six (6) months after the Maturity Date (after giving effect to the automatic extension thereof contemplated by the definition of “Maturity Date”) and which is used to refinance the 2012 Notes; provided that if the Refinancing Notes are second lien notes, the Intercreditor Agreement will be in full force and effect.

“Register” has the meaning set out in Section 9.4(3).

“Reimbursement Obligations” means, at any date, the obligations of the Borrower then outstanding in respect of the Letters of Credit to reimburse the Administrative Agent for the account of the applicable Issuing Bank for the amount paid by the applicable Issuing Bank in respect of any drawings under the Letters of Credit.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release” is to be broadly interpreted and shall include an actual or potential discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Materials which is or may be in breach of any Environmental Laws.

“Required Lenders” means, at any time, Lenders having Exposures and unused Commitments representing more than 66⅔% of the sum of the total Exposures and unused Commitments at such time.

“Responsible Officer” means, with respect to the Borrower, any of the president and chief executive officer, chief financial officer, chief operating officer or the vice-president administration and corporate secretary.

“Restricted Intermediary Shareholder” means each of BCCo, Frontier Pacific Mining Corporation and Eldorado Gold Coöperatief UA except to the extent any such Person becomes a Credit Party.

“Restricted Payment” means, with respect to any Person, any payment by such Person (whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise):

(a)
of any dividend, distribution or return of capital with respect to its Equity Securities;

(b)
on account of the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities;

(c)
of any principal of or interest or premium on any Indebtedness of such Person which by its terms ranks subordinate in right of payment to any liability of such Person under the Loan Documents;

(d)
of any principal of or interest or premium on any Indebtedness of such Person to a holder of Equity Securities of such Person or to an Affiliate of a holder of Equity Securities of such Person;

(e)
of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director or officer of such Person or any Affiliate of such Person; and

(f)
for the purpose of setting apart any property for a sinking, defeasance or other analogous fund for any of the payments referenced above.

“Revolving Credit” means the revolving credit facility established pursuant to the Revolving Credit Commitments of the Revolving Credit Lenders.

“Revolving Credit Borrowing” means a Borrowing under the Revolving Credit Commitments.

“Revolving Credit Commitment” has the meaning set out in Section 2.1(1).

“Revolving Credit Exposure” means, with respect to any Revolving Lender at any time, the sum of (a) the U.S.$ Amount of the outstanding principal amount of such Revolving Lender’s Loans at such time, and (b) such Revolving Lender’s LC Exposure at such time.

“Revolving Credit Lender” means any Lender having a Revolving Credit Commitment hereunder or a Revolving Loan outstanding hereunder.

“Revolving Loans” has the meaning set out in Section 2.1(1).

“Rolling Period” means each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters.

“Sanctions” means any economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the Canadian government, including pursuant to the United Nations Act, Special Economic Measures Act, Export and Import Permits Act, Freezing Assets of Foreign Corrupt Officials Act, Criminal Code, Defense Production Act, Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Anti-Terrorism Act or any other applicable Canadian statute or regulation, (c) the United Nations Security Council, the European Union, the French Republic, Her Majesty’s Treasury, or the United Kingdom, or (d) any other applicable Governmental Authority having jurisdiction over any of the parties hereto.

“S&P” means Standard & Poor’s Ratings Services.

“Secured Cash Management Service” means any Cash Management Services provided by a Secured Cash Management Provider to a Credit Party from and after the Original Effective Date.

“Secured Cash Management Obligations” means all indebtedness arising under or in connection with any Secured Cash Management Services.

“Secured Cash Management Provider” means any Lender or Lender Affiliate in its capacity as a provider of Cash Management Services.  For the avoidance of doubt, a Person that ceases to be a Lender or Lender Affiliate shall cease to be a Secured Cash Management Provider.

“Secured Hedge Arrangement” means any Hedge Arrangement between a Credit Party and Secured Hedge Counterparty entered into from and after the Original Effective Date.

“Secured Hedge Counterparty” means any Person that, at the time of its entry into a Hedge Arrangement with a Credit Party, is a Lender or a Lender Affiliate. For the avoidance of doubt, a Person shall remain a Secured Hedge Counterparty if it ceases to be a Lender or a Lender Affiliate.

“Secured Hedge Obligations” means all indebtedness arising under or in connection with any Secured Hedge Arrangement. The Secured Hedge Obligations owing to a Secured Hedge Counterparty shall be calculated on an aggregate net basis after taking into account all amounts owed by such Secured Hedge Counterparty to the Credit Parties under its Secured Hedge Arrangements.

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Credit Parties to the Secured Parties under, in connection with or with respect to the Loan Documents (including Secured Cash Management Obligations and Secured Hedge Obligations), and any unpaid balance thereof.

“Secured Parties” means the Administrative Agent, the Lenders, the Secured Hedge Counterparties and the Secured Cash Management Providers.

“Security Documents” means the Initial Credit Party Guarantees, Initial Security Documents, the BVCo Guarantee, the BVCo (Greece) Guarantee, the BVCo Security Documents, the BVCo (Greece) Security Documents, the Canadian Subsidiary Guarantees, the Canadian Security Agreements, and any and all other agreements, instruments, confirmations and other documents now or hereafter executed and delivered by any Credit Party as security (including by way of guarantee) for the payment or performance of all or part of Secured Liabilities, as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

“SG Resources” means SG Resources B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the laws of The Netherlands, having its official seat in Amsterdam, The Netherlands and its office address at Barbara Strozzilaan 101, 1083 HN, Amsterdam, The Netherlands, registered in the trade register under number 33213149.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Borrower.

“Subsidiary Guarantors” means the collective reference to (i) SG Resources (ii) Tüprag Metal, (iii) BVCo, (iv) BVCo (Greece), (v) Integra Gold Corp., (vi) Integra Gold (Québec) Inc., and (vii) any other Canadian Subsidiary which executes and delivers the Canadian Subsidiary Guarantee.

“Successor Credit Party” has the meaning set out in Section 6.1(3).

“Swap Obligation” means, with respect to any Subsidiary Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Term Credit” means the term credit established pursuant to the Term Credit Commitments of the Term Credit Lenders.

“Term Credit Borrowing” means a Borrowing under the Term Credit Commitments.

“Term Credit Commitments” has the meaning set out in Section 2.1(2).

“Term Credit Exposure” means, with respect to any Lender at any time, the U.S. $ Amount of the outstanding principal amount of such Lender’s Term Loans at such time.

“Term Credit Lenders” means any Lender having a Term Credit Commitment hereunder or a Term Loan outstanding hereunder.

“Termination Date” means the first date on which (a) all Commitments have expired or been terminated, (b) the principal of and interest on each Loan and all fees, indemnities and other amounts payable hereunder shall have been paid in full, and (c) all Letters of Credit shall have expired or terminated and all LC Disbursements shall have been reimbursed.

“Term Loan” has the meaning set out in Section 2.1(2).

“Total Assets” means, with respect to any Person at any time, the amount representing the total assets of such Person appearing on the balance sheet of such Person as at the last day of the most recently completed Fiscal Quarter or Fiscal Year (as applicable) for which financial statements have been delivered pursuant to Section 5.1(1)(a)or (b).

“Transactions” means the execution, delivery and performance by the Credit Parties of the Loan Documents, the borrowing of Loans and the use of the proceeds thereof and the issuance of Letters of Credit.

“Transferred Letters of Credit” means the Letters of Credit listed on Schedule 1.1(e).

“Tüprag Metal” means Tüprag Metal Madencilik San ve Tic A.Ş., a company organized under the laws of the Republic of Turkey.

“Turkish Mines” means the collective reference to the Kisladag Mine and the Efemçukuru Gold Project.

“Turkish Share Pledge Agreement” means the share pledge agreement dated as of October 12, 2011 and amended as of December 4, 2012, between SG Resources and the Administrative Agent, as the same may be further amended, restated, supplemented or otherwise modified from time to time.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Canadian Prime Rate, the Base Rate or the LIBO Rate or whether such Borrowing takes the form of a Letter of Credit.

“U.S. Dollars” and “U.S.$” refer to lawful money of the United States of America.

“U.S.$ Amount” means, on any day, in relation to any Loans or Letters of Credit, the sum of (i) the amount of all such Loans and Letters of Credit that are denominated in U.S. Dollars, and (ii) the Equivalent Amount of all such Loans and Letters of Credit that are expressed in any currency other than U.S. Dollars.

“Wholly-Owned Subsidiary” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the equity or 100% of the ordinary voting power or 100% of the general partnership or membership interests are, at the time any determination is being made, owned, controlled or held by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person. For certainty, Tüprag Metal is a Wholly-Owned Subsidiary of the Borrower.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2           Classification of Loans and Borrowings.  For purposes of this Agreement, Borrowings may be classified and referred to by Type (e.g., a “LIBO Rate Borrowing”).

1.3           Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “or” is disjunctive; the word “and” is conjunctive.  The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by the Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of that Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by the Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of that Person).  For the purposes of determining compliance with or measuring status under any cap, threshold or basket hereunder denominated in U.S. Dollars, reference shall be had to the Equivalent Amount of any portion of the underlying component that is not denominated in U.S. Dollars. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.  Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.  Any reference herein to an action, document or other matter or thing being “satisfactory to the Lenders”, “to the Lenders’ satisfaction” or similar phrases, shall mean that such action, document, matter or thing must be satisfactory to Lenders constituting the Required Lenders, unless it is described in Section 9.2(2) (a) - (h), hereof, in which case it must be satisfactory to each Lender whose consent is required under the applicable clause.

1.4           Accounting Terms; GAAP.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP.  Except as otherwise expressly provided herein, all calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence from time to time consistently applied.  In the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Effective Date, and any new financial ratio or financial covenant shall be subject to approval by the Required Lenders.  Until the successful conclusion of any such negotiation and approval by the Required Lenders, (a) all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence immediately prior to such adoption or change, and (b) financial statements delivered pursuant to Section 5.1(1) shall be accompanied by a reconciliation showing the adjustments made to calculate such financial ratios and financial covenants.  Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement.  For greater certainty, notwithstanding the foregoing, no change shall be made to the financial ratios or the financial covenants herein as a result of the proposed change to the accounting treatment for operating leases under GAAP, which is scheduled to take effect on January 1, 2019.

1.5           Time.  All time references herein shall, unless otherwise specified, be references to local time in Toronto, Ontario.  Time is of the essence of this Agreement and the other Loan Documents.

1.6           Permitted Liens.  Any reference in any of the Loan Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

1.7           Amendment and Restatement of 2016 Credit Agreement.  The parties to this Agreement agree that, upon (i) the execution and delivery by each of the parties hereto of this Agreement and (ii) satisfaction of the conditions set forth in Section 4.1, the terms and provisions of the 2016 Credit Agreement shall be and hereby are amended, superseded and restated in their entirety by the terms and provisions of this Agreement.  This Agreement is not intended to and shall not constitute a novation, payment and reborrowing or termination of any obligations under the 2016 Credit Agreement or any other Loan Document.  All “Borrowings” made and “Secured Liabilities” incurred under the 2016 Credit Agreement which are outstanding on the Effective Date shall continue as Borrowings and Secured Liabilities under (and shall be governed by the terms of) this Agreement and the other Loan Documents.  Without limiting the foregoing, upon the effectiveness hereof: (a) all references in the “Loan Documents” (as defined in the 2016 Credit Agreement) to the “Administrative Agent”, the “Credit Agreement” and the “Loan Documents” shall be deemed to refer to the Administrative Agent, this Agreement and the Loan Documents, (b) all obligations constituting “Secured Liabilities “ owed to any Lender or any Affiliate of any Lender which are outstanding on the Effective Date shall continue as Secured Liabilities under this Agreement and the other Loan Documents, (c) the Administrative Agent shall make such reallocations, sales, assignments or other relevant actions in respect of each Lender’s Commitments and Borrowings (if any) under the 2016 Credit Agreement as are necessary in order that each such Lender’s Commitments and outstanding Borrowings (if any) hereunder reflects such Lender’s Applicable Percentage of the outstanding aggregate Commitments and outstanding Borrowings (if any) on the Effective Date, and (d) the Liens  granted under the existing Security Documents are in all respects continuing and in full force and effect and secure, directly or indirectly, the payment of obligations under this Agreement or under the guarantees granted by the Subsidiary Guarantors which executed the applicable Security Document.

1.8           Québec Matters.  For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” , “reservation of ownership” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” hypothec or other lien as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” or “mechanics, materialmen, repairmen, construction contractors or other like Liens” shall include “legal hypothecs” and “legal hypothecs in favour of Persons having taken part in the construction or renovation of an immovable”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (o) “easement” shall include “servitude”, (p) “priority” shall include “rank” or “prior claim”, as applicable (q) “survey” shall include “certificate of location and plan”, (r) “state” shall include “province”, (s) “fee simple title” shall include “absolute ownership” and “ownership” (including ownership under a right of superficies), (t) “accounts” shall include “claims”, (u) “legal title” shall include “holding title on behalf of an owner as mandatory or prete-nom”, (v) “ground lease” shall include “emphyteusis” or a “lease with a right of superficies”, as applicable, (w) “leasehold interest” shall include a “valid lease”, (x) “lease” shall include a “leasing contract” and (y) “guarantee” and “guarantor” shall include “suretyship” and “surety”, respectively.  The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only.  Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

ARTICLE 2
THE CREDITS

2.1           Commitments.

(1)           Revolving Credit. Subject to the terms and conditions set forth herein, each Revolving Credit Lender commits to make Loans (each such Loan made under this Section 2.1(1), a “Revolving Loan”) to the Borrower from time to time during the period commencing on the Effective Date and ending on the Maturity Date (each such commitment, a “Revolving Credit Commitment”), in an aggregate principal amount up to the amount set forth beside such Lender’s name in Schedule 1.1(a) under the heading “Revolving Credit Commitment”; provided that a Revolving Credit Lender shall not be required to make a Revolving Loan or otherwise extend credit under its Revolving Credit Commitment if the making of such Revolving Loan or such extension of credit would result in (a) such Revolving Lender’s Exposure exceeding such Revolving Lender’s Commitment, or (b) the aggregate Revolving Credit Exposures exceeding the aggregate Revolving Credit Commitments.  The Revolving Credit Commitments shall be reduced by an amount equal to the principal amount of any Prepaid Metals Transaction.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, repay and reborrow Revolving Loans.

(2)           Term Credit.  Subject to the terms and conditions set forth herein, each Term Credit Lender commits to make Loans (each such Loan made under this Section 2.1(2), a “Term Loan”) to the Borrower from time to time during the period commencing on the Effective Date and ending on the Final Term Credit Availability Date (each such commitment, a “Term Credit Commitment”) in an aggregate principal amount up to the amount set forth beside such Lender’s name in Schedule 1.1(a)  under the heading “Term Credit Commitment” (as such Schedule read on the Effective Date); provided that a Term Credit Lender shall not be required to make a Term Loan under its Term Credit Commitment if the making of such Term Loan would result in (a) such Term  Lender’s Exposure exceeding such Term Lender’s Commitment, or (b) the aggregate Term Credit Exposures exceeding the aggregate Term Credit Commitments.  Any undrawn portion of any Term Credit Commitment shall be cancelled at the close of business in Toronto, Ontario on the Final Term Credit Availability Date. Any amount repaid on account of the Term Loans shall be permanent and may not be reborrowed. As of the Fifth Amendment Effective Date, the outstanding principal amounts under the Term Loans are as set forth under the heading “Term Loans” in Schedule 1.1(a).

(3)           Additional LC Credit. Subject to the terms and conditions set forth herein, effective as of  the Fifth Amendment Effective Date, the Additional LC Lenders will assume the Transferred Letters of Credit and may extend additional credit to the Borrower by the issuance of additional Letters of Credit (each such letter of credit made available under this Section 2.1(1), an “Additional LC”) for the account of the Borrower or any Subsidiary (as directed by the Borrower), in an aggregate principal amount up to the amount set forth beside such Lender’s name in Schedule 1.1(a) under the heading “Additional LC Credit”. As part of such additional credit, effective as of the Fifth Amendment Effective Date, the Transferred Letters of Credit shall be deemed to be outstanding under the Additional LC Credit and shall be deemed no longer to be outstanding under the Revolving Credit Commitment, without any further action on the part of any of the parties hereto.  Thereafter, the Transferred Letters of Credit may be extended, and other Additional LCs may be issued, at the request of the Borrower and in the sole discretion on the Additional LC Lenders, within the limit of the Additional LC Credit. For greater certainty, except for the assumption of the Transferred Letters of Credit,  the extension of any Transferred Letter of Credit, and the issuance or extension of any other Additional LC, shall be within the sole discretion of the Additional LC Lenders, and may be declined by the Additional LC Lenders, and any undrawn portion of the Additional LC Credit may be cancelled by the Additional LC Lenders at any time, for any reason or for no reason, even if the Borrower is in full compliance with its obligations under this Agreement.

(4)           Purpose.  The proceeds of the Loans and Letters of Credit under the Revolving Credit Commitment shall be used for working capital and other general corporate purposes of the Borrower, including capital expenditures and Permitted Acquisitions.  The Term Credit Commitments will be available for use from the Effective Date until the Final Term Credit Availability Date to assist in refinancing the 2012 Notes.  If the 2012 Notes have been repaid in full solely with Permitted Note Refinancing Amounts, (i) the Term Credit Commitments will be available until the Final Term Credit Availability Date to fund planned capital expenditures in accordance with the Borrower’s consolidated “life of mine” plan, and (ii) any unutilized portion of the Term Credit Commitments as at the Final Term Credit Availability Date may be borrowed by the Borrower on that date; provided that (i) the Borrower satisfies the conditions precedent to additional Borrowings in Sections 4.2 and 4.3,  and (ii) the Borrower uses all such Borrowings towards such purposes during the following twelve (12) months. No proceeds of any Loans or Letters of Credit shall be used to refinance any Indebtedness incurred to finance the acquisition of any Equity Securities of SG Resources. The Additional LCs will be used to support the obligations of the Borrower or any other Subsidiary in respect of its environmental reclamation obligations in Greece and other purposes which may be mutually agreed by the Borrower and the Additional LC Lenders from time to time.

2.2           Loans and Borrowings.

(1)           Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Revolving Credit Lenders rateably in accordance with their respective Revolving Credit Commitments.  Each Term Loan shall be made as part of a Borrowing consisting of Term Loans made by the Term Credit Lenders rateably in accordance with their respective Term Credit Commitments.  Each Additional LC shall be issued as part of a Borrowing under the Additional LC Credit and the LC Exposure thereunder shall be borne by the Additional LC Lenders rateably in accordance with their respective shares of the Additional LC Credit.  The failure of any Lender to make any Borrowing required to be made available by it hereunder shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several (and not joint or joint and several) and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(2)           Subject to Sections 2.11 and 2.12, each Revolving Credit Borrowing shall be comprised entirely of Canadian Prime Loans, Base Rate Loans, LIBO Rate Loans or Letters of Credit as the Borrower may request in accordance herewith, and each Term Credit Borrowing shall be comprised entirely of Canadian Prime Loans, Base Rate Loans or LIBO Rate Loans as the Borrower may request in accordance herewith. The Additional LC Credit shall be available only by way of Additional LCs. Each Lender may at its option make any LIBO Rate Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not result in any increased costs for the Borrower or affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(3)           At the commencement of each Interest Period for any LIBO Rate Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$1,000,000 and not less than U.S.$5,000,000.  At the time that each Canadian Prime Borrowing or Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$1,000,000 or Cdn.$1,000,000, as applicable, and not less than U.S.$5,000,000 or Cdn.$5,000,000, as applicable; provided that a Canadian Prime Borrowing or a Base Rate Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments or that is required to finance the reimbursement of an LC Disbursement.  Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of ten (10) LIBO Rate Borrowings outstanding.

2.3           Requests for Borrowings.

(1)           Requesting a Borrowing.  To request a Borrowing, the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit A (each, a ”Borrowing Request”) (a) in the case of a LIBO Rate Borrowing, not later than 2:00 p.m. three (3) Business Days before the date of the proposed Borrowing, or (b) in the case of a Canadian Prime Borrowing or a Base Rate Borrowing, not later than 2:00 p.m. two (2) Business Days before the date of the proposed Borrowing; provided that any such notice of a Canadian Prime Borrowing or a Base Rate Borrowing to finance the reimbursement of an LC Disbursement shall not be given later than 1:00 p.m. on the date of the proposed Borrowing.  Letters of Credit shall be requested in accordance with Section 2.18. Each Borrowing Request shall be irrevocable.  The Administrative Agent and each Lender are entitled to rely and act upon any Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such request or resulting transaction once the Administrative Agent or any Lender has advanced funds or otherwise extended credit based on such Borrowing Request.  Each Borrowing Request shall specify the following information:

(i)
the aggregate amount of each requested Borrowing, and whether such Borrowing is to be made under the Revolving Credit Commitments, the Term Credit Commitments or the Additional LC Credit;

(ii)
the date of such Borrowing, which shall be a Business Day;

(iii)
whether such Borrowing is to be a Canadian Prime Borrowing, a Base Rate Borrowing, a LIBO Rate Borrowing or a Letter of Credit;

(iv)
in the case of a LIBO Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(v)
the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply herewith.

(2)           If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Canadian Prime Borrowing (if denominated in Canadian Dollars) or a Base Rate Borrowing (if denominated in U.S. Dollars).  If no election is made as to the Commitments of the requested Borrowing, the Borrowing shall be deemed to have been requested under the Revolving Credit Commitments.  If no currency is specified, the Borrowing shall be denominated in U.S. Dollars.  If no Interest Period is specified with respect to any requested LIBO Rate Borrowing, then the Borrower shall be deemed to have selected an Interest Period of 30 days.  Promptly following receipt of a Borrowing Request in accordance with this Section 2.3 (and in any event on the same day), the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

(3)           Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request.  Thereafter, the Borrower may elect to convert a Borrowing to a different Type or to rollover such Borrowing and, in the case of a LIBO Rate Borrowing, may elect a new Interest Period therefor, as provided in this Section 2.3(3).  The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.  To make an election pursuant to this Section 2.3(3), the Borrower shall submit to the Administrative Agent a Borrowing Request specifying such election by the time that a Borrowing Request would be required under Section 2.3(1) if the Borrower were requesting a new Borrowing of the Type resulting from such election to be made on the effective date of such election.  Each such Borrowing Request shall be irrevocable.  In addition to the information specified in Section 2.3(1), each such Borrowing Request shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing.  For greater certainty, if a Borrowing is being converted from a Borrowing in one currency to a Borrowing in another currency, the conversion shall be effected by way of repayment of the original Borrowing in the currency originally advanced and re-advance of the new Borrowing in the currency requested, and not merely by way of book entry.

(4)           In the absence of a timely and proper election with regard to LIBO Rate Borrowings, the Borrower shall be deemed to have elected to convert such LIBO Rate Borrowings to Base Rate Borrowings on the last day of the Interest Period of the relevant LIBO Rate Borrowings.

2.4           Funding of Borrowings.

(1)           Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders.  The Administrative Agent shall make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower designated by the Borrower in the applicable Borrowing Request; provided that Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.18 shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(2)           Unless the Administrative Agent has received written notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.4(1) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the Administrative Agent shall seek repayment of such corresponding amount, firstly, from the applicable Lender and, secondly, from the Borrower, if the applicable Lender does not immediately repay such corresponding amount.  The applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the default interest rate applicable to Canadian Prime Loans (if the unpaid amount is denominated in Canadian Dollars) or to Base Rate Loans (if the unpaid amount is denominated in U.S. Dollars).  If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.  Any payment by the Borrower shall be made without prejudice to any claim the Borrower may have against a Defaulting Lender.

2.5           Interest.

(1)           The Loans comprising each Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Canadian Prime Rate plus the Applicable Margin from time to time in effect.  The Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Base Rate plus the Applicable Margin from time to time in effect.  The Loans comprising each LIBO Rate Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at the LIBO Rate for the Interest Period in effect for such LIBO Rate Borrowing plus the Applicable Margin.

(2)           Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, the Loans shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to 2% plus the rate otherwise applicable to, in the case of Canadian Dollar amounts, Canadian Prime Loans, or in the case of U.S. Dollar amounts, Base Rate Loans.

(3)           Accrued interest on each Loan shall be payable in arrears on (a) each applicable Interest Payment Date and (b) upon termination of the applicable Commitments.  In addition, in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.  Interest on overdue amounts shall be payable upon demand.

(4)           All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  Any Loan that is repaid on the same day on which it is made shall bear interest for one day.  The applicable Canadian Prime Rate, Base Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(5)           For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable.  The rates of interest under this Agreement are nominal rates, and not effective rates or yields.  The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.  The Borrower acknowledges and confirms that Section 2.5(1) satisfies the requirements of Section 4 of the Interest Act (Canada) to the extent it applies to the expression or statement of any interest payable under any Loan Document, and that each Credit Party is able to calculate the yearly rate or percentage of interest payable under any Loan Document based upon the methodology set out in Section 2.5(1).

(6)           If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)
first, by reducing the amount or rate of interest required to be paid to the affected Lender under Section 2.5; and

(b)
thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

(7)           Notwithstanding anything to the contrary contained in this Agreement, if, as a result of any restatement or other adjustment to the financial statements delivered under this Agreement (including any adjustment to unaudited financial statements as a result of subsequent audited financial statements) or for any other reason, the Borrower or the Lenders determine that the Net Leverage Ratio as of any applicable date was inaccurate and, as a result of such occurrence the Applicable Margins applicable to any Loans or any fees for any period were lower than would otherwise be the case, then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7.1(g), (h) or (i) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the excess of the amount of interest and fees that should have been paid by the Borrower for such period over the amount of interest and fees actually paid by the Borrower for such period, plus interest on such amount at the rate otherwise applicable herein. The Borrower’s obligations under this Section 2.5(7) shall survive the termination of the Commitments and the repayment of all Indebtedness hereunder.

(8)           If, as a result of any restatement or other adjustment to the financial statements delivered under this Agreement (including any adjustment to unaudited financial statements as a result of subsequent audited financial statements) or for any other reason, the Borrower or the Administrative Agent determines that the Net Leverage Ratio as of any applicable date was inaccurate and, as a result of such occurrence the Applicable Margins applicable to any Loans or any fees for any period were higher than would otherwise be the case, then the Borrower shall be entitled to recover an amount equal to the excess of the amount of interest and fees that have been paid by the Borrower for such period over the amount of interest and fees which should have been paid by the Borrower for such period, without interest, by means of a reduction of future interest or standby fee payments to be made by the Borrower under this Agreement. This Section 2.5(8) shall survive the termination of the Commitments and the repayment of all Indebtedness hereunder.

2.6           Termination and Reduction of Commitments.

(1)           Unless previously terminated, the availability of additional Borrowings under (i) the Revolving Credit Commitments and the Additional LC Credit shall terminate on the Maturity Date, and (ii) the Term Credit Commitments shall terminate on the Final Term Credit Availability Date.

(2)           The Borrower may, upon five Business Days prior written notice to the Administrative Agent, permanently cancel any unused portion of either Credit, without penalty.  The Administrative Agent shall promptly notify each applicable Lender of the receipt by the Administrative Agent of any such notice.  Any such cancellation shall be applied rateably in respect of the applicable Commitments of each Lender.  Each notice delivered by the Borrower pursuant to this Section 2.6(2) shall be irrevocable.

2.7           Repayment of Borrowings.  The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Revolving Credit Lenders and the Additional LC Lenders, as applicable, the outstanding principal amount of all Revolving Credit Borrowings under the Revolving Credit and all Borrowings under the Additional LC Credit (including, in each case,  Cover for any outstanding Letters of Credit) on the Maturity Date.  The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Term Credit Lenders the outstanding principal amount of the Term Loans in six equal semi-annual installments, commencing on the date which is the earlier of September 30, 2020 and the first Quarterly Date following the first anniversary of the Effective Date and on every second Quarterly Date thereafter; provided that if the first such installment is not payable until September 30, 2020, the sixth such installment shall instead be due and payable on the Maturity Date.  Any amount remaining unpaid in respect of any Credit on the Maturity Date shall be due and payable on the Maturity Date.

2.8           Evidence of Debt.

(1)           Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Borrowing made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(2)           The Administrative Agent shall maintain accounts in which it shall record (a) the amount of each Borrowing made hereunder, the applicable Commitments under which each Borrowing is made, the class and Type thereof and, in the case of LIBO Rate Loans, the relevant Interest Period, applicable thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (c) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.  The Administrative Agent and the Lenders shall, upon the request of the Borrower, provide to the Borrower copies of all relevant entries made in the accounts maintained pursuant to Sections 2.8(1) and (2).

(3)           The entries made in the accounts maintained pursuant to Sections 2.8(1) and (2) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Borrowings in accordance with the terms of this Agreement.  In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

(4)           Any Lender may request that Loans made by it be evidenced by a promissory note.  In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) substantially in the form of Exhibit D hereto.  Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

2.9           Prepayments; Currency Fluctuations.

(1)           The Borrower may, at its option, at any time and from time to time, prepay the Loans, in whole or in part, upon giving notice to the Administrative Agent three Business Days’ prior written for any prepayment of LIBO Rate Loans  and one Business Day’s prior written for any prepayment of Canadian Prime Loans or Base Rate Loans.  Any such notice shall specify the date and amount of prepayment and whether the prepayment is of (i) Revolving Loans or Term Loans (or a combination thereof), and (ii) Canadian Prime Loans, Base Rate Loans, LIBO Rate Loans or any combination thereof, and, in each case if a combination thereof, the principal amount allocable to each.  If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein.  Each voluntary prepayment of any Canadian Dollar-denominated Loan shall be in a minimum principal amount of Cdn.$2,000,000 and in an integral multiple of Canadian $100,000, and each voluntary prepayment of any U.S. Dollar-denominated Loan shall be in a minimum principal amount of U.S.$2,000,000 and in an integral multiple of U.S.$100,000.  Any prepayment of the Term Loans shall be applied against the remaining unpaid semi-annual  instalments in direct order of maturity. No prepayment of a Term Loan may be reborrowed.

(2)           If at any time the Revolving Credit Exposure of any Revolving Lender exceeds its Revolving Credit Commitment, the Term Credit Exposure of any Term Lender exceeds its Term Credit Commitment or the Additional LC Credit Exposure of any Additional LC Lender exceeds its portion of the Additional LC Credit (any such excess being referred to in this Section 2.9 as a “Currency Excess Amount”), then the Borrower shall immediately  pay to the Administrative Agent, for the account of such Lender, an amount equal to the Currency Excess Amount with respect to such Lender to be applied as a prepayment of the Loans and, in the case of Revolving Lenders or the Additional LC Lenders, as applicable, (a) the Reimbursement Obligations outstanding to such Lender, and (b) thereafter as Cover to such Revolving Lender or the Additional LC Lenders, as applicable, for its LC Exposure in an amount of such remaining Currency Excess Amount.

2.10           Fees.

(1)           The Borrower shall pay to the Administrative Agent for the account of and distribution to each Revolving Lender in accordance with its Applicable Percentage a standby fee for the period commencing on the Effective Date to and including the Maturity Date (or such earlier date as the Revolving Credit Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin on the average daily excess amount of the Revolving Commitments over the Revolving Credit Exposure.  The Borrower shall pay to the Administrative Agent for the account of and distribution to each Term Lender in accordance with its Applicable Percentage a standby fee for the period commencing on the Effective Date to and including the Final Term Credit Availability Date (or such earlier date as the Term Credit Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin on the average daily excess amount of the Term Commitments over the Term Credit Exposure. No standby fees shall be payable in respect of the Additional LC Credit. The standby fees on the Commitments shall be payable quarterly in arrears on the first Business Day following each Quarterly Date, commencing with the first Business Day following the first Quarterly Date to occur after the Effective Date and on the date on which the applicable Commitments terminate.  All standby fees shall be computed on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(2)           The Borrower agrees to pay:

(a)
to the Administrative Agent (i)  for the account of each Revolving Credit Lender a participation fee with respect to its participations in Letters of Credit under the Revolving Credit Commitments, which shall accrue at the Applicable Margin on the average daily amount of such Revolving Credit Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Revolving Credit Lender’s Commitment terminates and the date on which such Revolving Credit Lender ceases to have any LC Exposure under the Revolving Credit Commitments, and (ii) for the account of each Additional LC   Lender a participation fee with respect to its participations in Letters of Credit under the Additional LC Credit, which shall accrue at the Applicable Margin on the average daily amount of such Additional LC  Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Fifth Amendment Effective Date to but excluding the  date on which such Additional LC  Lender ceases to have any LC Exposure under any Additional LC; provided, however, that for the purpose of any Transferred Letter of Credit after it has been transferred to the Additional LC Credit and assumed by the Additional LC Lenders, the participation fee shall be payable on the average daily face amount of the underlying Greek letters of credit supported by such Transferred Letter of Credit, and not on the average daily amount of such Additional LC  Lender’s LC Exposure in respect of such Transferred Letter of Credit ; and

(b)
to each Issuing Bank a fronting fee, which shall accrue at 0.25% per annum on the average daily amount of the LC Exposure of such Issuing Bank (excluding any portion thereof attributable to unreimbursed LC Disbursements and without duplication of such Issuing Bank’s Applicable Percentage of the total LC Exposure in its capacity as a Lender) during the period from and including the Effective Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure; provided that no fronting fees shall be payable to any Issuing Bank under the Additional LC Credit while there is only one (1) Lender thereunder.

The fees payable pursuant to this Section 2.10(2) shall be payable on the first Business Day following each Quarterly Date, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand.  Any other fees payable to any Issuing Bank pursuant to this Section 2.10(2) shall be payable within 10 days after demand.  All such fees shall be computed on the basis of a year of 365 days or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(3)           The Borrower agrees to pay to each of the Administrative Agent and each Joint Lead Arranger, for its own account, fees payable in the amounts and at the times separately agreed upon in the Agency Fee Letter and the Engagement Letter, respectively.

(4)           All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the applicable Issuing Bank, in the case of fees payable to it) for distribution, in the case of standby and participation fees, to the Lenders.  Fees paid shall not be refundable except in the case of manifest error in the calculation of any fee payment.

(5)           The Equivalent Amount in respect of any Letter of Credit outstanding for the purposes of calculating such fees shall be determined by the Administrative Agent on the last Business Day of March, June, September and December.

2.11           Alternate Rate of Interest.  If prior to the commencement of any Interest Period for a LIBO Rate Borrowing:

(a)
the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the LIBO Rate for such Interest Period; or

(b)
the Administrative Agent is advised by a Lender that the LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining its LIBO Rate Loans included in such Borrowing for such Interest Period; or

(c)
the Administrative Agent reasonably determines (which determination shall be conclusive absent manifest error) that quotations of interest rates for the relevant deposits referred to in the definition of LIBO Rate are not being provided in the relevant amounts or for the relevant maturities for purposes of determining rates of interest for LIBOR Loans as provided herein;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Borrowing Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBO Rate Borrowing shall be ineffective, and (B) if any Borrowing Request requests a LIBO Rate Borrowing, such Borrowing shall be made as a Base Rate Borrowing; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for LIBO Rate Borrowings may be made to Lenders that are not affected thereby. Notwithstanding the foregoing, if at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 2.11(a) have arisen and such circumstances are unlikely to be temporary, or (ii) the circumstances set forth in Section 2.11(a) have not arisen but either (w) the supervisor for the administrator of the IBAISR has made a public statement that the administrator of the IBAISR is insolvent (and there is no successor administrator that will continue publication of the IBAISR), (x) the administrator of the IBAISR has made a public statement identifying a specific date after which the IBAISR will permanently or indefinitely cease to be published by it (and there is no successor administrator that will continue publication of the IBAISR), (y) the supervisor for the administrator of the IBAISR has made a public statement identifying a specific date after which the IBAISR will permanently or indefinitely cease to be published or (z) the supervisor for the administrator of the IBAISR or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the IBAISR shall no longer be used for determining interest rates for loans, or (iii) syndicated loans currently being executed, or that include language similar to that contained in this Section 2.11, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the LIBO Rate, then the Administrative Agent and the Borrower shall endeavor to establish an alternate rate of interest to the LIBO Rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein) that gives due consideration to any evolving or then prevailing market convention for determining a rate of interest for syndicated loans in Canada or the United States at such time (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such alternate rate of interest exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement), (any such proposed rate, a “LIBOR Successor Rate”), together with any proposed LIBOR Successor Rate Conforming Changes, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement, including an adjustment to the applicable rate (if any), as may be applicable (but for the avoidance of doubt, such related changes or adjustment shall not include a reduction of the applicable rate). Notwithstanding anything to the contrary in Section 9.2, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five (5) Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance (but, in the case of the circumstances described in clause (ii) above, only to the extent IBAISR for the applicable currency and such Interest Period is not available or published at such time on a current basis), (x) any Borrowing that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBO Rate Borrowing in the applicable currency or for the applicable Interest Period, as the case may be, shall be ineffective, and (y) any conversion to or continuation of a LIBO Rate Borrowing shall be ineffective and such affected LIBO Rate Borrowing shall be continued as a Base Rate Borrowing; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. Notwithstanding anything else herein, any definition of LIBOR Successor Rate shall provide that in no event shall such LIBOR Successor Rate be less than zero for purposes of this Agreement. For purposes hereof, “LIBOR Successor Rate Conforming Changes” means, with respect to any proposed LIBOR Successor Rate, any conforming changes to the definition of Base Rate, Interest Period, timing and frequency of determining rates and making payments of interest and other administrative matters as may be appropriate, in the discretion of the Administrative Agent in consultation with the Borrower, to reflect the adoption of such LIBOR Successor Rate and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such LIBOR Successor Rate exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement).

2.12
Increased Costs; Illegality.

(1)
If any Change in Law shall:

(a)
impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(b)
impose on any Lender or Issuing Bank or the London interbank market any other condition affecting this Agreement (including the imposition on any Lender of, or any change to, any Tax or other charge with respect to its Loans or any Letter of Credit or participation therein, or its obligation to make Loans or issue or participate in any Letter of Credit), and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or such Issuing Bank of participating in, issuing or maintaining any Letter of Credit or any Loan or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(2)           If any Lender or Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or liquidity or on the capital or liquidity of such Lender’s holding company or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy and liquidity and such Lender’s desired return on capital), then from time to time the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.  Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, and Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a Change in Law for purposes of this Section 2.12(2) regardless of the date enacted, adopted, issued or implemented.

(3)           A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in Sections 2.12(1) or 2.12(2), together with a brief description of the Change in Law, shall be delivered to the Borrower by such Lender, and shall be conclusive absent manifest error.  In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(4)           If any Lender determines that it is unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist.  For the avoidance of doubt, such suspension shall occur notwithstanding that the activity in question was unlawful on the Effective Date.  Upon receipt of such notice, the Borrower shall, as soon as reasonably practicable and in any event within 10 Business Days following a demand from such Lender (with a copy to the Administrative Agent), prepay (or, if conversion would avoid the activity that is unlawful, convert) any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful.  Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.  Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

2.13           Break Funding Payments.  In the event of (a) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, (b) the payment or conversion of any LIBO Rate Loan other than on the last day of an Interest Period (including as a result of an Event of Default), or (c) the assignment of any Loan (including the assignment of any LIBO Rate Loan) other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.17, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event.  In the case of a LIBO Rate Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period and the interest rate which such Lender would bid were it to bid, at the commencement of such period, for U.S. Dollar deposits of a comparable amount and period from other banks in the eurodollar market.  A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.13 shall be delivered to the Borrower by such Lender and shall be conclusive absent manifest error.  The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

2.14           Taxes.

(1)           Any and all payments by or on account of any obligation of the Borrower hereunder shall be made free and clear of and without deduction or withholding for any Indemnified Taxes; provided that if the Borrower shall be required to deduct or withhold any Indemnified Taxes from such payments, then (a) the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.14), the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deduction or withholding been made, (b) the Borrower shall make such deduction or withholding, and (c) the Borrower shall pay to the relevant Governmental Authority in accordance with applicable Law the full amount deducted or withheld.

(2)           In addition to the payments by the Borrower required by Section 2.14(1), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement and the other Loan Documents to the relevant Governmental Authority in accordance with applicable Law.

(3)           The Borrower shall indemnify the Administrative Agent, each Lender and each Issuing Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent, such Lender or such Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.14) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or an Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or an Issuing Bank, shall be conclusive absent manifest error.

(4)           As soon as practicable after any payment of Indemnified Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(5)           If a payment made to a Lender under any Loan Document would be subject to withholding taxes imposed by FATCA or any Canadian equivalent legislation, regulation or other guidance if such Lender were to fail to comply with the applicable reporting requirements of FATCA or any Canadian equivalent legislation, regulation or other guidance (including those contained in Section 1471(b) or 1472(b) of the Code), as applicable, or the Income Tax Act, such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by applicable laws and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable laws (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for such Borrower and the Administrative Agent to comply with their obligations under FATCA or any Canadian equivalent legislation, regulation or other guidance and to determine that such Lender has complied with such Lender’s obligations under FATCA or any Canadian equivalent legislation, regulation or other guidance or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this Section 2.14(5), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

2.15           Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(1)           The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, amounts payable under any indemnity contained herein, or otherwise hereunder) prior to 2:00 p.m., on the date when due, in immediately available funds, without set-off or counterclaim.  Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to Sections 2.10(2)(b), 2.12, 2.13, 2.14 and 9.3 shall be made directly to the Persons entitled thereto.  The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof.  If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension, provided that, in the case of any payment with respect to a LIBO Rate Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month.  All payments under this Section 2.15 in respect of Canadian Prime Loans and in respect of Canadian Dollar denominated Letters of Credit shall be made in Canadian Dollars.  All other payments under this Section 2.15 shall be made in U.S. Dollars.

(2)           Repayments of Loans prior to the Maturity Date may be made so long as the Borrower has delivered a Repayment Notice in the form of Exhibit F hereto (i) in the case of a repayment of LIBO Rate Loans, not later than 2:00 p.m. three Business Days before the date of the proposed repayment, or (b) in the case of a repayment of Canadian Prime Loans or Base Rate Loans, not later than 2:00 p.m. one Business Day before the date of the proposed repayment.

(3)           If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (a) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (b) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(4)           If an Event of Default shall have occurred and be continuing, and the maturity of the Loans shall have been accelerated pursuant to Section 7.1, all payments or proceeds received by the Administrative Agent hereunder or under any other Loan Document in respect of any of the Secured Liabilities (including, but not limited to, Secured Cash Management Obligations and Secured Hedge Obligations that are owing to any Secured Cash Management Provider or Secured Hedge Counterparty, as applicable), including, but not limited to all proceeds received by the Administrative Agent in respect of any sale, any collection from, or other realization upon all or any part of the Collateral, shall be applied as follows:

(a)
first, to the payment of all reasonable and documented costs and expenses of such sale, collection or other realization, including reasonable and documented compensation to the Administrative Agent and its agents and outside counsel, and all other reasonable and documented expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith, and all amounts for which the Administrative Agent is entitled to indemnification hereunder or under any other Loan Document (in its capacity as Administrative Agent and not as a Lender), and to the payment of all reasonable and documented costs and expenses paid or incurred by the Administrative Agent in connection with the exercise of any right or remedy hereunder or under any other Loan Document, all in accordance with the terms hereof or thereof;

(b)
second, to the extent of any excess of such payments or proceeds, to the rateable payment of any accrued interest, fee or commission due but unpaid under this Agreement;

(c)
third, to the extent of any excess of such payments or proceeds, to the rateable payment of (i) Loans, reimbursement obligations and Cover in respect of Letters of Credit and other Secured Liabilities (excluding Secured Hedge Obligations and Secured Cash Management Obligations), (ii) Secured Hedge Obligations, and (iii) Secured Cash Management Obligations; and

(d)
fourth, to the extent of any excess of such payments or proceeds, to the payment to or upon the order of the Borrower or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

(5)           If any Secured Party shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any of its Secured Liabilities resulting in such Secured Party receiving payment of a greater proportion of the aggregate amount of its Secured Liabilities than the proportion received by any other Secured Party on its Secured Liabilities, then the Secured Party receiving such greater proportion shall purchase (for cash at face value) participations in the Secured Liabilities owed to other Secured Parties (as applicable) to the extent necessary so that the benefit of all such payments shall be shared by the Secured Parties rateably in accordance with the aggregate amount of their respective Secured Liabilities; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) this Section 2.15(5) shall not apply to (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this Section 2.15(5) shall apply), or (ii) any payment made under or in connection with any Secured Hedge Arrangement or Secured Cash Management Services when no Event of Default has occurred and is continuing.  The Borrower hereby consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(6)           Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or an Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the applicable Issuing Bank, as the case may be, the amount due.  In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the applicable Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable rate for Canadian Prime Loans (if such amount is denominated in Canadian Dollars) or the applicable rate for Base Rate Loans (if such amount is denominated in U.S. Dollars).

(7)           If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.15(6), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.15(6) until all such unsatisfied obligations are fully paid.

(8)           Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.16           Currency Indemnity.  If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount  due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given.  For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario.  In the event that there is a change in the rate of exchange prevailing between the Business Day immediately preceding the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower shall, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Loan Document in the Currency Due.  If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency.  This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

2.17           Mitigation Obligations; Replacement of Lenders.

(1)           If any Lender requests compensation under Section 2.12 or the Administrative Agent provides written notice in respect of a Lender pursuant to Section 2.11(b), or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.14, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 2.12 or 2.14 or mitigate the circumstances referred to in Section 2.11(b), as the case may be, in the future, and (b) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrower shall pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2)           If any Lender requests compensation under Section 2.12 or the Administrative Agent provides written notice in respect of a Lender pursuant to Section 2.11(b), or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.14, or if any Lender is a Defaulting Lender, or if any Lender is a Non-Consenting Lender, then the Borrower may, at its sole expense (including the processing and recording fee contemplated by Section 9.4(2)) and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be, another Lender, if a Lender accepts such assignment); provided that (a) if such assignee is not otherwise a Lender, the Borrower shall have received the prior written consent of the Administrative Agent and the Issuing Banks, which consent shall not unreasonably be withheld, (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans  and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (c) in the case of any such assignment resulting from a claim for compensation under Section 2.12 or payments required to be made pursuant to Section 2.14 or the existence of the circumstances referred to in Section 2.11(b), such assignment will result in a reduction in such compensation or payments or mitigate such circumstances, as the case may be.  A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

2.18           Letters of Credit.

(1)           General.  Subject to the terms and conditions set out herein, the Borrower may request the issuance of (i) Letters of Credit denominated in Canadian Dollars or in U.S. Dollars as an availment of the Revolving Credit Commitment, and (ii) Letters of Credit denominated in Euros, Canadian Dollars, U.S. Dollars or such other currency as the Borrower and the Additional LC Lenders may agree, as an availment of the Additional LC Credit, in each case in a form reasonably acceptable to the Administrative Agent and the applicable Issuing Bank, at any time and from time to time from and after the Effective Date (or, in the case of the Additional LC Credit, from and after the Fifth Amendment Effective Date), in each case until the Maturity Date.  In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the applicable Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall govern.  No Issuing Bank is under any obligation to issue any particular Letter of Credit requested by the Borrower. For greater certainty, the Additional LC Credit is an uncommitted credit facility, and therefore no Additional LC Lender is under any obligation to issue any Additional LC (other than the Transferred Letters of Credit, the liability for which is being assumed by the Additional LC Lenders on the Fifth Amendment Effective Date).

(2)           Notice of Issuance, Amendment, Renewal, Extension, Certain Conditions.  To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Administrative Agent (at least five Business Days in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with Section 2.18(3)), the amount and currency (Canadian Dollars or U.S. Dollars only in the case of Letters of Credit under the Revolving Credit, and Canadian Dollars, U.S. Dollars, Euros or such other currency as the Borrower and the Additional LC Lenders may agree in the case of Letters of Credit under the Additional LC Credit) of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit.  If requested by the applicable Issuing Bank, the Borrower also shall submit a letter of credit application on the applicable Issuing Bank’s standard form in connection with any request for a Letter of Credit.  A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (a) in the case of a Letter of Credit under the Revolving Credit (i) the aggregate LC Exposure shall not exceed U.S.$100,000,000, and (ii) the aggregate Revolving Credit Exposure shall not exceed the total Revolving Credit Commitments, and (b) ) in the case of Letters of Credit under the Additional LC Credit,  the aggregate Additional LC Credit Exposure shall not exceed the total Additional LC Credit.

(3)           Expiration Date.  Each Letter of Credit shall expire at or prior to the close of business on the earlier of (a) the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (b) the date that is five Business Days prior to the Maturity Date; provided that a Letter of Credit for which Cover has been provided may expire at any time within one year after the Maturity Date (and may not be renewed).

(4)           Participations.  By the issuance of a Letter of Credit under the Revolving Credit (or an amendment to a Letter of Credit under the Revolving Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, such Issuing Bank hereby grants to each Revolving Credit Lender, and each Revolving Credit Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Credit Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit.  In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Revolving Credit Lender’s Applicable Percentage of each LC Disbursement made by the applicable Issuing Bank and not reimbursed by the Borrower on the date due as provided in Section 2.18(5), or of any reimbursement payment required to be refunded to the Borrower for any reason.  Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.18(4) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. By the issuance of a Letter of Credit under the Additional LC Credit (or an amendment to a Letter of Credit under the Additional LC Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, such Issuing Bank hereby grants to each Additional LC Lender, and each Additional LC Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Additional LC Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit.  In consideration and in furtherance of the foregoing, each Additional LC Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Additional LC Lender’s Applicable Percentage of each LC Disbursement made by the applicable Issuing Bank and not reimbursed by the Borrower on the date due as provided in Section 2.18(5), or of any reimbursement payment required to be refunded to the Borrower for any reason.  Each Additional LC Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.18(4) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Additional LC  Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(5)           Reimbursement.  If any Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement (in the currency of the LC Disbursement) not later than 2:00 p.m. on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 12:00 noon on such date, or, if such notice has not been received by the Borrower prior to 12:00 noon on such date, then not later than 2:00 p.m. on (a) the Business Day that the Borrower receives such notice, if such notice is received prior to 12:00 noon on the day of receipt, or (b) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to 12:00 noon. on the day of receipt; provided that, in the case of a Letter of Credit outstanding under the Revolving Credit, the Borrower may, subject to the conditions to borrowing set out herein, request in accordance with Section 2.3 that such payment be financed with a Canadian Prime Borrowing (in the case of Letters of Credit denominated in Canadian Dollars) or a Base Rate Borrowing (in the case of Letters of Credit denominated in U.S. Dollars) in an equivalent amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Canadian Prime Borrowing or Base Rate Borrowing, as applicable.  For greater certainty, the foregoing proviso does not apply to Additional LCs. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Credit Lender or each Additional LC Lender (as applicable) of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Credit Lender’s or Additional LC Lender’s Applicable Percentage thereof.  Promptly following receipt of such notice, each Revolving Credit Lender or Additional LC Lender, as applicable, shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Credit Lenders or the Additional LC Lenders, as applicable.  Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2.18(5), the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Credit Lenders or the Additional LC Lenders, as applicable, have made payments pursuant to this Section 2.18(5) to reimburse the applicable Issuing Bank, then to such Revolving Credit Lenders or the Additional LC Lenders, as applicable, and the applicable Issuing Bank as their interests may appear.  Any payment made by a Revolving Credit Lender or an Additional LC Lender, as applicable, pursuant to this Section 2.18(5) to reimburse any Issuing Bank for any LC Disbursement (other than the funding of Canadian Prime Borrowings or Base Rate Borrowings as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(6)           Obligations Absolute.  The Borrower’s obligation to reimburse LC Disbursements as provided in Section 2.18(5) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (a) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (b) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (c) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (d) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.18, constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower’s obligations hereunder.  Neither the Administrative Agent, the Revolving Credit Lenders, the Additional LC Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the applicable Issuing Bank; provided that the foregoing shall not be construed to excuse the applicable Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to indirect, special, punitive or consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by the applicable Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.  In furtherance of the foregoing and without limiting the generality thereof, the Borrower and the Lenders agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(7)           Disbursement Procedures.  The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit.  The applicable Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed in writing) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the applicable Issuing Bank and the Revolving Credit Lenders or the Additional LC Lenders, as applicable, with respect to any such LC Disbursement.

(8)           Interim Interest.  If an Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate then applicable to Canadian Prime Loans (if in Canadian Dollars) or Base Rate Loans (if in U.S. Dollars, Euros or any other currency other than Canadian Dollars). Interest accrued pursuant to this Section 2.18(8) shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to Section 2.18(5) to reimburse the applicable Issuing Bank shall be for the account of such Lender to the extent of such payment.

(9)           Addition of an Issuing Bank.  A Lender may become an additional Issuing Bank hereunder at any time by written agreement among the Borrower, the Administrative Agent and such Lender.  The Administrative Agent shall notify the Revolving Credit Lenders or the Additional LC Lenders, as applicable, of any such additional Issuing Bank.

(10)           Replacement of Issuing Banks.  An Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank (which shall be a Lender).  The Administrative Agent shall notify the Revolving Credit Lenders or the Additional LC Lenders, as applicable, of any such replacement of such Issuing Bank.  At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank.  From and after the effective date of any such replacement, (a) the successor Issuing Bank shall have all the rights and obligations of the retiring Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (b) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(11)           Cash Collateralization.  If any Event of Default shall occur and be continuing, then on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 66-⅔% of the total LC Exposure under the Revolving Credit or the Additional LC Credit, as applicable) demanding the deposit of cash collateral pursuant to this Section 2.18(11), the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders or the Additional LC Lenders, as applicable, an amount in cash equal to the applicable LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such amount as cash collateral shall become effective immediately, and such amount to be so deposited shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.1(g), 7.1(h) or 7.1(i) and upon the Maturity Date.  Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement.  The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account.  Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in such account.  Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Banks for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the applicable LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with applicable LC Exposure representing greater than 66-⅔% of the total applicable LC Exposure), be applied to satisfy other obligations of the Borrower under this Agreement.  If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived or the total LC Exposure is reduced to nil.

(12)           Transferred Letters of Credit. The Transferred Letters of Credit shall be deemed, on the Effective Date, to have been issued hereunder, such that they constitute Letters of Credit in all respects and, from and after the Effective Date, shall be subject to the fees set in Section 2.10(2) which are payable to the Revolving Credit Lenders.  Any fees earned with respect to the Transferred Letters of Credit for any period prior to the Effective Date shall be for the exclusive account of the applicable Issuing Bank and the “Lenders” under the 2016 Credit Agreement.  Any fees received by an Issuing Bank prior to the Effective Date with respect to the Transferred Letters of Credit for any period from and after the Effective Date shall be applied against the fees set out in Section 2.10(2) which are payable to the Revolving Credit Lenders and shared among the Revolving Credit Lenders in accordance therewith. The Transferred Letters of Credit in effect on the Fifth Amendment Effective Date shall be deemed, on the Fifth Amendment Effective Date, to have been issued under the Additional LC Credit, such that they constitute Additional LCs in all respects and, from and after the Fifth Amendment Effective Date, shall be subject to the fees set in Section 2.10(2) which are payable to the Additional LC Lenders.  Any fees earned with respect to the Transferred Letters of Credit for any period prior to the Fifth Amendment Effective Date shall be for the exclusive account of the applicable Issuing Bank under the Revolving Credit and the Revolving Credit Lenders.  Any fees received by an Issuing Bank prior to the Fifth Amendment Effective Date with respect to the Transferred Letters of Credit for any period from and after the Fifth Amendment Effective Date shall be applied against the fees set out in Section 2.10(2) which are payable to the Additional LC Lenders and shared among the Additional LC Lenders in accordance therewith.

2.19           Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender is a Defaulting Lender, then the following provisions shall apply to such Lender for so long as it remains a Defaulting Lender:

(a)
fees shall cease to accrue pursuant to Section 2.10(1) on the unfunded portion of the Commitment of such Defaulting Lender;

(b)
the unfunded portion of the Commitments of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.2); provided that any waiver or amendment which affects such Defaulting Lender differently than other Lenders generally shall require the consent of such Defaulting Lender;

(c)
any amount owing by a Defaulting Lender to the Administrative Agent or another Lender that is not paid when due shall bear interest at the interest rate applicable to Loans denominated in the applicable currency during such period;

(d)
any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender other than in respect of the assignment of such Defaulting Lender’s Loans and Commitments) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of Law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to the Issuing Banks hereunder, (iii) third, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, (iv) fourth, held in such account as cash collateral for future funding obligations of the Defaulting Lender under this Agreement (the amount of such cash collateral not to exceed the Commitments of such Defaulting Lender less the outstanding principal amount of such Defaulting Lender’s Loans), (v) fifth, to the payment of any other amounts owing to the Lenders or the Issuing Banks hereunder, (vi) sixth, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (vii) seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a prepayment of the principal amount of any Loans or reimbursement obligations in respect of Letters of Credit with respect to which a Defaulting Lender has funded its participation obligations, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all Lenders other than Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans, or reimbursement obligations owed to, any Defaulting Lender; and

(e)
if a Defaulting Lender is an Insolvent Defaulting Lender, any amount payable to such Defaulting Lender hereunder may (subject to applicable Laws), in lieu of being distributed pursuant to Section 2.19(d), be retained by the Administrative Agent to collateralize indemnification and reimbursement obligations of such Defaulting Lender hereunder in an amount determined by the Administrative Agent, acting reasonably.

(f)
if any Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender, then:

(i)
all or any part of the pro rata share of such Defaulting Lender in respect of the outstanding Letters of Credit shall be reallocated among the Revolving Credit Lenders which are not Defaulting Lenders (in this Section 2.19, “Non-Defaulting Lenders”) in accordance with their respective Revolving Credit Commitments, provided that any such reallocation shall not cause any Non-Defaulting Lender to exceed its Revolving Credit Commitment;

(ii)
if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent, cash collateralize for the benefit of the applicable Issuing Bank the Borrower’s obligations corresponding to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.19(h), for so long as such Letters of Credit are outstanding;

(iii)
upon any reallocation pursuant to clause (i) above, the fees payable to the Lenders pursuant to Section 2.10(2) shall be adjusted in accordance with such Non-Defaulting Lenders’ Revolving Credit Commitment; and

(iv)
if all or any portion of such Defaulting Lender’s pro rata share of the outstanding Letters of Credit is cash collateralized pursuant to clause (ii) above, then, without prejudice to any rights or remedies of the applicable Issuing Bank or any other Lender hereunder, all fees payable under Section 2.10(2) with respect to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit shall be payable to such Issuing Bank.

(g)
so long as any Lender is a Defaulting Lender, the Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding pro rata share of the outstanding Letters of Credit will be 100% covered by the Revolving Credit Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Sections 2.19(f)(ii) and (h), and participating interests in any such newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 2.19(f) (and such Defaulting Lender shall not participate therein);

(h)
if required by Section 2.19(f)(ii), the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders (the “LC Collateral Account”), an amount in cash equal to 105% of the aggregate amount of the Letters of Credit which has not been reallocated in accordance with Section 2.19(f)(ii) as of such date (as may be reduced from time to time) plus accrued and unpaid interest thereon. Alternatively, the Borrower may, at its option, provide to the Administrative Agent and for the benefit of the Lenders a letter of credit in the required amount in form and substance satisfactory to the Administrative Agent and issued by a financial institution acceptable to the Administrative Agent, acting reasonably (it being understood that any such letter of credit shall not be a Letter of Credit issued hereunder). Any such deposit or letter of credit shall be held by the Administrative Agent as collateral for the payment and performance of the Secured Liabilities of the Borrower under the Loan Documents. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account or letter of credit. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account (or any such letter of credit provided in lieu of cash collateral) shall be applied by the Administrative Agent to reimburse the applicable Issuing Bank for outstanding Letters of Credit for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the outstanding Letters of Credit at such time, until the expiry date of such Letters of Credit (in which case, to the extent such Letters of Credit are undrawn when they expire, the funds shall be returned to the Borrower); and

(i)
if the Administrative Agent, the Borrower, and the applicable Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposure of the Revolving Credit Lenders shall be readjusted to reflect the inclusion of such Revolving Credit Lender’s Commitment and on such date such Revolving Credit Lender shall purchase at par such of the Loans of the other Revolving Credit Lenders as the Administrative Agent shall determine may be necessary in order for such Revolving Credit Lender to hold such Loans in accordance with its Commitment. provided that (i) no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and (ii) except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender; and

(j)
no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

Sections 2.19(f), (g), (h), (i) and (j) apply, mutatis mutandis, to the extent there is any Defaulting Lender under the Additional LC Credit. No Commitment of any other Revolving Credit Lender or Additional LC Lender, as applicable, in this Section 2.19 shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 2.19, performance by the Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of any Lender becoming a Defaulting Lender. The rights and remedies against a Defaulting Lender under this Section 2.19 are in addition to other rights and remedies which the Borrower may have against such Defaulting Lender as a result of it becoming a Defaulting Lender and which the Administrative Agent or any other Lender may have against such Defaulting Lender with respect thereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of the Borrower.  In order to induce the Administrative Agent and the Lenders to enter into this Agreement, to make any Loans hereunder and to issue any Letters of Credit hereunder, the Borrower represents and warrants to the Administrative Agent and each Lender that each statement set forth in this Article 3 is true and correct:

(1)           Organization; Powers.  The Borrower and each of its Material Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(2)         Authorization; Enforceability.  The Transactions are within the Credit Parties’ corporate powers and have been duly authorized by all necessary corporate and shareholder action, as applicable.  This Agreement and the other Loan Documents have been duly executed and delivered by each Credit Party (as applicable) and constitute legal, valid and binding obligations of each Credit Party (as applicable), enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(3)           Governmental Approvals; No Conflicts.  The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3.1(3), (b) will not violate any applicable Law or the charter, by-laws or other equivalent organizational documents of the Borrower or any Material Subsidiary or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or any of its Material Subsidiaries or their respective assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any Material Subsidiary, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower or any Material Subsidiary, except for any Lien arising in favour of the Administrative Agent, for the benefit of the Lenders, under the Loan Documents.

(4)           Financial Condition; No Material Adverse Effect.

(a)
The Borrower has furnished to the Lenders the consolidated financial statements of the Borrower as of and for the Fiscal Years ended December 31, 2016 and December 31, 2017, reported on by its auditors. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Borrower as of such dates and for such periods in accordance with GAAP.

(b)
Since the date of the most recent audited financial statements referenced in Section 3.1(4)(a), there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(c)
All information (including that disclosed in all financial statements) pertaining to the Borrower and its Material Subsidiaries (other than projections) that has been or will be made available to the Lenders, the Administrative Agent or the Joint Lead Arrangers by the Borrower or any representative of the Borrower, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made.

(d)
The Projections (i) have been prepared by the Borrower in good faith, (ii) are based on assumptions believed by the Borrower to be reasonable, (iii) to the Borrower’s knowledge, are based on the best information available to the Borrower as of the date of delivery thereof, (iv) accurately reflect all adjustments required to be made to give effect to the Transactions, and (v) present fairly on a pro forma basis the estimated consolidated financial position of the Borrower, assuming that the Transactions had actually occurred on the Effective Date. It is agreed that projections are not to be viewed as facts, that actual results may differ from projections and such differences may be material.

(5)           Litigation.

(a)
Except as disclosed in Schedule 3.1(5), and except for environmental-related matters (which are dealt with in Section 3.1(17), there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Material Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, or (ii) that involve this Agreement, any other Loan Document or the Transactions.

(b)
Since the date of this Agreement, there has been no change in the status of the matters described in Schedule 3.1(5) that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

(6)           Compliance with Laws.  The Borrower and each of its Material Subsidiaries is in compliance with all Laws applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.  Neither the Borrower nor any Material Subsidiary has violated or failed to obtain any Authorization necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

(7)           Compliance with Agreements.  Neither the Borrower nor any Material Subsidiary is in default, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default (in any respect that would have a Material Adverse Effect), under (a) any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of the Borrower or such Material Subsidiary, or (b) under any other agreement or instrument to which the Borrower or such Material Subsidiary is a party or by which the Borrower or any Material Subsidiary is bound.  No Default has occurred and is continuing.

(8)           Taxes.  The Borrower and each of its Material Subsidiaries have filed or caused to be filed all Tax returns and reports required to have been filed and have paid or caused to be paid all Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for the current period, except Taxes that are being contested in good faith by appropriate proceedings and for which such the Borrower or such Material Subsidiary, as applicable, has set aside on its books adequate reserves.

(9)           Titles to Real Property.  The Borrower and each of its Material Subsidiaries have indefeasible fee simple title to their respective owned real properties, and with respect to leased real properties, indefeasible title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, in each case free and clear of all Liens except Permitted Liens.

(10)           Titles to Personal Property.  The Borrower and each of its Material Subsidiaries have title to their respective owned personal properties, and with respect to leased personal properties, title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens.

(11)           Pension Plans and Benefit Plans.  The Pension Plans and the Benefit Plans have each been administered, funded and invested in accordance with the terms of particular plan, all applicable Laws including, where applicable, the Income Tax Act and pension standards legislation, and the terms of all applicable collective bargaining agreements and employment contracts, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(12)           Casualties; Taking of Properties.  Since December 31, 2017, neither the business nor the properties of the Borrower or any of its Material Subsidiaries has been affected in a manner that has had, or could reasonably be expected to have, a Material Adverse Effect as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy.

(13)           Subsidiaries.  As of the Effective Date, Schedule 3.1(13) correctly sets forth:

(a)
with respect to each Material Subsidiary (i) its legal name, (ii) its jurisdiction of organization and (iii) the percentage of its issued and outstanding Equity Securities of which the Borrower or any other Subsidiary is the registered and beneficial owner and the name of each such owner;

(b)
with respect to each Subsidiary Guarantor (i) its legal name, (ii) its form of legal entity and jurisdiction of organization, (iii) the issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage of such issued and outstanding Equity Securities owned by each such owner; and

(c)
a corporate organizational chart of the Borrower and its Subsidiaries.

Unless otherwise indicated in Schedule 3.1(13), as of the Effective Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Material Subsidiary, and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Laws, and are free and clear of all Liens, except for Permitted Liens.

(14)           Insurance.  The Borrower and each of its Material Subsidiaries maintain insurance policies and coverage in compliance with Section 5.1(9).

(15)           Solvency.  Neither the Borrower nor any Material Subsidiary is an “insolvent person” within the meaning of the BIA (or any similar law of any applicable jurisdiction).

(16)           Material Contracts.  Neither the Borrower nor any Material Subsidiary is in default under or in breach of any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect.

(17)           Environmental Matters.  Except as disclosed to the Lenders in Schedule 3.1(17):

(a)
Environmental Laws, Etc.  Neither any property of the Borrower or any Material Subsidiary nor the operations conducted thereon violate any applicable order of any court or Governmental Authority or any Environmental Laws, which violation could reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b)
Hazardous Substances Carriers.  All Hazardous Materials generated at any and all property of the Borrower or any Material Subsidiary have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed by such carriers could not reasonably be expected to have a Material Adverse Effect, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed at such facilities, or the failure of such carriers or facilities to so operate, could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c)
Hazardous Materials Disposal.  The Borrower and each of its Material Subsidiaries have taken all reasonable steps necessary to determine that no Hazardous Materials have been disposed of or otherwise released and there has been no threatened Release of any Hazardous Materials on or to any property of the Borrower or any Material Subsidiary other than in compliance with Environmental Laws, except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(18)           Employee Matters. There are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of the Borrower, threatened against the Borrower or any Material Subsidiary, or their respective employees, which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(19)           Fiscal Year.  The Fiscal Year ends on December 31st of each calendar year, and the Fiscal Quarters end on the last day of each of March, June, September and December of each calendar year.

(20)           Intellectual Property Rights.  The Borrower and each of its Material Subsidiaries is the registered and beneficial owner of, with good and marketable title, free of all licenses, franchises and Liens other than Permitted Liens, to all patents, patent applications, trade marks, trade mark applications, trade names, service marks, copyrights, industrial designs, integrated circuit topographies, or other rights with respect to the foregoing and other similar property, used in or necessary for the present and planned future conduct of its business, without any conflict with the rights of any other Person, other than for such conflicts as could not reasonably be expected to have a Material Adverse Effect.

(21)           Residency of Borrower for Tax Purposes.  The Borrower is a resident of Canada for tax purposes.

(22)           Limited Subsidiaries.  Except as set forth on Schedule 3.1(22), there are no Limited Subsidiaries.

(23)           “Know Your Customer” Information.  All materials and information provided to each of the Lenders in connection with applicable “know your customer” and AML Legislation are true and correct.

(24)           Notices, Permits, Etc.  All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Borrower and its Material Subsidiaries in connection with the operation or use of any and all property of the Borrower and its Material Subsidiaries, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations could not reasonably be expected to have a Material Adverse Effect, or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(25)           Anti-Corruption Laws and Sanctions.  None of the Borrower, any of its Subsidiaries, any director, officer, employee, agent or Affiliate, of the Borrower or any of its Subsidiaries is, or is owned or controlled by Persons that are, (i) the subject of any Sanctions, or (ii) located, organised or resident in a country or territory that is, or whose government is, the subject of Sanctions, which currently  includes Cuba, Iran, North Korea, Crimea, Sudan and Syria. None of the Borrower, nor to the knowledge of the Borrower, any director, officer, agent, employee, Affiliate or other person acting on behalf of the Borrower or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of any applicable anti-bribery, anti-corruption, or anti-money laundering laws, or regulations in any applicable jurisdiction, including but not limited to, the United Kingdom Bribery Act 2010 (the “UK Bribery Act”) and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”).  Furthermore, the Borrower and, to the knowledge of the Borrower, its Affiliates have conducted their businesses in compliance with the UK Bribery Act, the FCPA and similar laws, rules or regulations and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(26)           EEA Financial Institutions.  No Credit Party is an EEA Financial Institution.

(27)           Security.  The Security Documents are effective to create in favour of the Administrative Agent for its own benefit and the benefit of the other Secured Parties, legal, valid and enforceable Liens on, and security interests in, the Collateral, and (i) when financing statements and filings in applicable land registry offices or other public offices in appropriate form are filed in the jurisdictions specified on Schedule 3.1(27) and (ii) upon the taking of possession or control by the Lender of the Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Administrative Agent to the extent possession or control by the Administrative Agent is required by the Security Documents), the Liens created by the Security Documents shall constitute valid perfected first ranking Liens, subject only to Permitted Liens, on, and security interests in, all right, title and interest of the grantors thereunder.

ARTICLE 4
CONDITIONS

4.1           Conditions to Effectiveness.  The effectiveness of this Agreement and the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder are subject to the satisfaction (or waiver in accordance with Section 9.2) of the following conditions (the date on which such conditions are so satisfied or waived being the “Effective Date”):

(1)           Execution of Documents.  The Administrative Agent shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Administrative Agent (which may include a facsimile or “pdf” transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(2)           Credit Party Guarantees and Security Documents.  The Administrative Agent shall have received the Initial Credit Party Guarantees, the Initial Security Documents, the BVCo Guarantee, the BVCo Security Documents, the BVCo (Greece) Guarantee, the BVCo (Greece) Security Documents, the Canadian Subsidiary Guarantees and the Canadian Security Agreements, each duly executed and delivered by the parties thereto.

(3)           Confirmations of Security Interests.  The Credit Parties shall have executed and delivered such amendments, confirmations and other documents, and taken such other actions, as may be required by the Administrative Agent, acting reasonably, in connection with this Agreement and the transactions contemplated hereby and thereby, in order to further evidence, preserve or protect the guarantees under the Initial Credit Party Guarantees, the BVCo Guarantee, the BVCo (Greece) Guarantee, the Canadian Subsidiary Guarantees and the Canadian Security Agreements, and the Liens of the Administrative Agent on the Collateral.

(4)           Perfection of Liens; Stamp Taxes.  The Security Documents shall have been registered (or arrangements for registration satisfactory to the Administrative Agent shall have been made) in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary or of advantage for the perfection (or the equivalent in the relevant jurisdiction) of the Liens intended to be created thereby.  The Administrative Agent shall have received and be satisfied with the results of all lien and other searches conducted by the Administrative Agent and its counsel with respect to the Credit Parties in all jurisdictions selected by the Administrative Agent and its counsel.  The Administrative Agent shall have also received and be satisfied with evidence of the payment of all Taxes (including stamp taxes) exigible as a result of the execution, delivery and registration of the Security Documents (and any confirmation thereof).

(5)           Legal Opinions.  The Administrative Agent shall have received a favourable written opinion of Fasken Martineau DuMoulin LLP, Ontario counsel to the Borrower covering such matters relating to the Credit Parties, this Agreement, the other Loan Documents, or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied).  The Administrative Agent shall also have received favourable written opinions of (i) Çakmak-Gökçe Avukatlık Bürosu, special Turkish counsel the Administrative Agent, (ii) Cerrahoğlu Law Firm, special Turkish counsel to the Borrower and (iii) Clifford Chance LLP, special Dutch counsel the Administrative Agent, covering such Turkish and Dutch law matters, as applicable, relating to the Credit Parties, the Loan Documents or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied). For greater certainty, the opinions of Cerrahoğlu Law Firm shall include an opinion confirming that the Initial Credit Party Guarantee provided by Tüprag Metal remains enforceable against Tüprag Metal following the execution and delivery of this Agreement.  The Borrower and the Administrative Agent hereby request each such counsel to deliver such opinions and supporting materials.  All opinions and certificates referred to in this Section 4.1(5) shall be addressed to the Administrative Agent and the Lenders and dated the Effective Date.

(6)           Corporate Certificates.  The Administrative Agent shall have received:

(a)
certified copies of the resolutions of the board of directors, general partner, or shareholders, as applicable, of each Credit Party approving the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which such Credit Party is a party and evidencing authorization with respect to such documents; and

(b)
a certificate of an officer or director of each Credit Party dated as of the Effective Date and certifying (i) the name, title and true signature of each officer of such Person authorized to execute this Agreement (in the case of the Borrower) and the other Loan Documents to which it is a party, (ii) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1(1) and Borrowing Requests, and (iii) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of such Credit Party (or analogous documentation), as amended to date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate (to the extent available in the applicable jurisdiction); and

(c)
a Compliance Certificate confirming compliance with the financial covenants set forth in Section 5.1(11).

(7)           Fees.  The Administrative Agent, the Lenders, and the Joint Lead Arrangers shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all legal fees and other out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document.

(8)           Insurance.  The Administrative Agent shall have received a certificate of insurance coverage, dated not more than 30 days prior to the Effective Date, evidencing that the Borrower and its Subsidiaries are carrying insurance in accordance with Section 5.1(9) hereof.

(9)           No Cessation of Financing Market.  There shall not have occurred and be continuing on the Effective Date any general banking moratorium or any practical cessation in the bank or private debt financing markets, and there shall not have been introduced any material governmental restrictions imposed on lending institutions, which materially affect the type of lending transactions contemplated by this Agreement.  No litigation, order, judgment, injunction or other action or proceeding shall be threatened or pending by any Person or Governmental Authority to enjoin, restrict, or prohibit the completion of the transactions contemplated hereby and by the other Loan Documents (including the delivery of the Security Documents and the granting of the Liens in favour of the Administrative Agent contemplated hereunder) or which may impose any material condition on the completion thereof, or which could reasonably be expected to have a Material Adverse Effect, and the Administrative Agent shall have received an officer’s certificate confirming same.

(10)           Regulatory Approval; Consents; Waivers.  The Administrative Agent and the Lenders shall be satisfied that:

(a)
all material Authorizations (including all approvals listed in Schedule 3.1(3);

(b)
all corporate, partnership, shareholder and court approvals; and

(c)
all consents and waivers,

required to consummate the Transactions have been obtained and are in full force and effect, in each case without the imposition of any burdensome provision, and that all applicable waiting periods shall have expired without any action being taken or threatened by any Governmental Authority that would materially restrain, prevent or otherwise impose material adverse conditions on the Transactions. The Borrower shall have complied in all material respects with all applicable securities laws, regulations and policies, all requirements of all applicable securities regulators and all other Applicable Laws in connection with the Transactions.

(11)           Delivery of Financial Statements.  The Administrative Agent and the Lenders shall have received (a) the audited Consolidated financial statements of the Borrower for the Fiscal Year ended December 31, 2017 and (b) a reconciliation with respect to such Consolidated financial statements setting forth the EBITDA of any Subsidiary subject to restrictions of the type referred to in clause (a) of the definition of Net Income).

(12)           Accuracy of Representations; No Default; No Material Adverse Change. The representations and warranties of the Borrower set out in this Agreement shall be true and correct on and as of the Effective Date. No Default shall have occurred and be continuing. The Administrative Agent and the Lenders shall be satisfied that, since the date of the most recent audited financial statements referenced in Section 3.1(4)(a), there has not been a Material Adverse Change.

(13)           Indebtedness.  The Transactions contemplated in this Agreement and the other Loan Documents shall not have caused any event or condition to occur which has resulted, or which will result, in any Material Indebtedness (other than Indebtedness being repaid in connection with the Transactions) becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Indebtedness.

(14)           Capitalization Arrangement.  The Lenders shall be satisfied with the capital and corporate structure of the Borrower.

(15)           “Know Your Customer” Information.  The Administrative Agent and the Lenders shall have received all documentation and other information reasonably requested by the Administrative Agent or any Lender required under applicable “know your customer” and anti-money laundering rules and regulations, including AML Legislation, the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and OFAC, all at least three (3) Business Days prior to the Effective Date provided such documentation and other information has been requested at least ten (10) Business Days prior to the Effective Date.

(16)           Execution and Delivery of Documents.  Each Credit Party shall have duly authorized, executed and delivered all documents required hereunder, all in form and substance satisfactory to the Administrative Agent.  Such documents may be delivered to the Administrative Agent (or its counsel) by way of facsimile or other means of electronic transmission (i.e., “pdf”), provided that such number of original copies as may be reasonably requested shall be delivered by or on behalf of the Borrower to the Administrative Agent (or its counsel) within 7 days of the Effective Date.

(17)           Availability Under Revolving Credit Commitments.  After giving effect to any Borrowing under the Revolving Credit Commitments on the Effective Date, there shall be at least U.S.$100,000,000 remaining unborrowed under the Revolving Credit Commitments.

(18)           Other Documentation.  The Administrative Agent and the Lenders shall have received such other documents and instruments as are customary for transactions of this type or as they may reasonably request.

The obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective unless each of the conditions set forth in this Section 4.1 is satisfied (or waived pursuant to Section 9.2) at or prior to 3:00 p.m. on June 28, 2019 (and, in the event such conditions are not so satisfied or waived by such time, the Commitments shall terminate at such time).

4.2           Each Credit Event.  The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Banks to issue, amend, renew or extend any Letter of Credit (including, in each case, on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions:

(a)
the representations and warranties of the Borrower set out in this Agreement shall be true and correct on and as of the date of each such Borrowing as if made on such date (except where such representation or warranty is stated to be made as of a particular date);

(b)
at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing; and

(c)
the Administrative Agent shall have received a Borrowing Request in the manner and within the time period required by Section 2.3.

Each Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the accuracy of the matters specified in Section 4.2(a) and (b).  This requirement does not apply on the conversion or rollover of an existing Borrowing provided that the aggregate outstanding Borrowings will not be increased as a consequence thereof.

4.3           Special Condition Precedent to Borrowings under Term Credit Commitments.  The obligation of each Lender to make any Borrowing available under the Term Credit Commitments is subject to the repayment in full of the 2012 Notes solely with Permitted Note Refinancing Amounts prior to or concurrently with such Borrowing.

ARTICLE 5
AFFIRMATIVE COVENANTS

5.1
Covenants. From (and including) the Effective Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1)
Financial Statements and Other Information. The Borrower shall furnish to the Administrative Agent for further distribution the Lenders:

(a)
as soon as available and in any event within 90 days after the end of each Fiscal Year (or, if such date is not a Business Day, the next Business Day thereafter), (i) the audited Consolidated financial statements of the Borrower as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such Consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis and (ii) a reconciliation with respect to such financial statements setting forth the EBITDA of any Subsidiary subject to restrictions of the type referred to in clause (a) of the definition of Net Income);

(b)
as soon as available and in any event within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year (or, if such date if not a Business Day, the next Business Day thereafter), the unaudited Consolidated financial statements of the Borrower as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis, subject to normal year-end audit and a reconciliation with respect to such financial statements setting forth the EBITDA of any Subsidiary subject to restrictions of the type referred to in clause (a) of the definition of Net Income);

(c)
concurrently with the financial statements required pursuant to Sections 5.1(1)(a) and (b) above, a Compliance Certificate;

(d)
concurrently with any delivery of financial statements under Section 5.1(1)(a) or (b) above, a management discussion and analysis of performance for that Fiscal Quarter to the corresponding period in the prior year;

(e)
copies of each management letter issued to the Borrower by such accountants promptly following consideration or review thereof by the board of directors of the Borrower, or any committee thereof (together with any response thereto prepared by the Borrower);

(f)
copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or any Material Subsidiary with any securities commission, stock exchange or similar entity, and all materials distributed out of the ordinary course by the Borrower to its shareholders and which relate to matters in which any Lender or the Administrative Agent, in such capacities, can reasonably be expected to have an interest (in each case, promptly after the same becomes publicly available, it being agreed that the posting by the Borrower of the foregoing on SEDAR shall satisfy the requirements of this Section 5.1(1)(f) so long as the Borrower provides the Administrative Agent with prompt written notice of such posting);

(g)
promptly after the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer of the Borrower, specifying (i) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (ii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Indebtedness of the Borrower or any of its Material Subsidiaries in an amount in excess of U.S.$10,000,000 with respect to an actual or alleged default, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the Borrower or such Material Subsidiary is taking or proposes to take with respect thereto, (iii) any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the Loan Documents, (iv) the creation, dissolution, merger or amalgamation of the Borrower or any Subsidiary that will constitute a Material Subsidiary, (v) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Laws and which could potentially, in the Borrower’s reasonable judgment, have a Material Adverse Effect and (vi) any other event, development or condition which may reasonably be expected to have a Material Adverse Effect;

(h)
promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against the Borrower or any Material Subsidiary or any of their respective material properties which could reasonably be expected to have a Material Adverse Effect;

(i)
upon request by the Administrative Agent, a summary of the insurance coverages of the Borrower and its Material Subsidiaries, in form and substance reasonably satisfactory to the Administrative Agent, and upon renewal of any insurance policy, a copy of an insurance certificate summarizing the terms of such policy;

(j)
on or before the earlier of (x) the 60th day after each Fiscal Year end, and (y) the 30th day following approval thereof by the board of directors of the Borrower (i) an annual consolidated budget approved by the Board of Directors of the Borrower and an updated financial model with respect to the Borrower and its Subsidiaries consistent with prior financial models provided to the Lenders for the following four Fiscal Years, it being recognized by the Lenders that projections as to future results are not to be viewed as fact and that the actual results for the period or periods covered by such projections may differ from the projected results, and (ii) if available, an updated “life of mine” plan for the mines of the Borrower and its Subsidiaries (it being understood that the Borrower generally updates the “life of mine” plan for all of its mines on a 12-18 month cycle);

(k)
concurrently with the delivery of the financial statements under Section 5.1(1)(a) or (b) above, a supplement to each Schedule hereto, or any representation herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Schedule or as an exception to such representation or that is necessary to correct any information in such Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Schedule, such Schedule shall be appropriately marked to show the changes made therein); provided that (i) no such supplement to any such Schedule or representation shall amend, supplement or otherwise modify any Schedule or representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing, and (ii) no supplement shall be required or permitted as to representations and warranties that relate solely to the Effective Date;

(l)
promptly following receipt thereof, a copy of any independent tailings review report and any annual audit and safety inspection report; and

(m)
concurrently with any delivery of financial statements required pursuant to Section 5.1(1)(a), a summary report of estimated resources and reserves as at the end of the applicable Fiscal Year, covering each of the Borrower’s operating properties.

(2)           Existence; Conduct of Business.  The Borrower shall, and shall cause each of its Material Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6.1(3)), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business.

(3)           Payment of Obligations.  The Borrower shall, and shall cause each of its Material Subsidiaries to, pay its obligations, including Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, and (b) the Borrower or the applicable Material Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

(4)           Maintenance of Properties.  The Borrower shall, and shall cause each of its Material Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(5)           Books and Records; Inspection Rights.  The Borrower shall, and shall cause each of its Material Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.  The Borrower shall, and shall cause each of its Material Subsidiaries to, permit any representatives designated by the Administrative Agent, upon reasonable prior notice by the Administrative Agent to the Borrower, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

(6)           Compliance with Laws and Material Contracts.  The Borrower shall, and shall cause each of its Material Subsidiaries to, comply with all Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.  The Borrower shall, and shall cause each Subsidiary and its and their respective directors, officers, and employees to, comply with all Anti-Corruption Laws and Sanctions.

(7)           Use of Proceeds and Letters of Credit. The Commitments and all Borrowings shall be used for the purposes set forth in Section 2.1(3).

(8)            Further Assurances.  The Borrower shall, and shall cause each other Credit Party to, cure promptly any defects in the execution and delivery of the Loan Documents, including this Agreement.  Upon request, the Borrower shall, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments (and any Material Subsidiary or Subsidiary, as applicable, to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any other Credit Party in any of the Loan Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in any of the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably.

(9)           Insurance.  The Borrower shall, and shall cause each of its Material Subsidiaries to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and flood insurance) and amounts and with deductibles as are customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority.

(10)           Operation and Maintenance of Property.  The Borrower shall, and shall cause each of its Material Subsidiaries to, manage and operate its business or cause its business to be managed and operated (a) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all applicable licenses, leases, contracts and agreements, and (b) in compliance with all applicable Laws of the jurisdiction in which such businesses are carried on, and all applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except where a failure to so manage and operate would not have a Material Adverse Effect.

(11)           Financial Covenants.  The Borrower shall:

(a)
Interest Coverage Ratio.  Maintain an Interest Coverage Ratio with respect to each Rolling Period of not less than 3.00:1.00.

(b)
Net Leverage Ratio.  Maintain a Net Leverage Ratio with respect to each Rolling Period of not more than (i) 5.00:1.00 for each Rolling Period up to and including the Rolling Period ending June 30, 2019; (ii) 4.50:1.00 for the Rolling Period ending September 30, 2019; (iii) 4.00:1.00 for the Rolling Period ending December 31, 2019 and (iv) 3.50:1.00 for each Rolling Period ending after December 31, 2019.

During the period from the date on which any Refinancing Notes are issued and ending on the date on which the 2012 Notes are repaid (which period shall not exceed 35 days), to the extent that any amounts on account of Indenture Indebtedness are included in the calculation of either the Interest Coverage Ratio or the Net Leverage Ratio during such period or compliance with Section 6.1(n) during such period, Indenture Indebtedness shall only include amounts outstanding under the Refinancing Notes.

(12)           Turkish Mines.  The Borrower shall at all times own, directly or indirectly, all of the issued and outstanding Equity Securities of Tüprag Metal (other than the Individual Shareholders’ Shares (as defined in the Turkish Share Pledge Agreement). Subject to Sections 6.1(5)(a) through (c), inclusive, Tüprag Metal shall at all times own each Turkish Mine.

(13)           Repayment of 2012 Notes.  The Borrower shall (i) use all or part of the proceeds from the Refinancing Notes to repay in full the Indenture Indebtedness under the 2012 Notes within 35 days after the date that the Refinancing Notes are issued, and (ii) provide to the Administrative Agent evidence, in a form satisfactory to the Administrative Agent, acting reasonably, of such repayment.

(14)           Canadian Security.

(a)
Canadian Subsidiary Guarantee.  The Borrower shall cause each present and future Canadian Subsidiary to enter into, or accede to, the Canadian Subsidiary Guarantee, such that such Person guarantees in favour of the Administrative Agent, for the benefit of the Secured Parties, all Secured Liabilities of the Borrower.

(b)
Liens.  In addition, the Borrower shall, and shall cause each present and future Canadian Subsidiary to provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over all present and future personal property and real property of the Borrower or such Canadian Subsidiary  as security for its Secured Liabilities, together with such supporting materials as may be required to ensure the perfection or priority of such Lien.

(c)
Supporting Materials.  In connection with the execution and delivery of any Canadian Subsidiary Guarantee or Canadian Security Document pursuant to this Section 5.1(14), the Borrower shall, or shall cause the relevant Canadian Subsidiary to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent.

(15)           Refinancing Notes Guarantees and Collateral.  The Borrower shall ensure that the Administrative Agent always has the benefit of a full liability guarantee from any Subsidiary which guarantees any Refinancing Notes and a prior-ranking Lien in respect of any collateral which secures the obligations of the Borrower or any Subsidiary in respect of any Refinancing Notes.

ARTICLE 6
NEGATIVE COVENANTS

6.1
Negative Covenants. From (and including) the Effective Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1)
Indebtedness. The Borrower shall not, and shall not permit any of its Material Subsidiaries to, create, incur, assume or permit to exist any Indebtedness, except:

(a)
any Indebtedness created hereunder;

(b)
any unsecured Indebtedness of the Borrower or any Subsidiary, provided that the aggregate principal amount of Indebtedness permitted by this Section 6.1(1)(b) shall not exceed U.S.$150,000,000 or the Equivalent Amount thereof at any time;

(c)
any Indebtedness described in Schedule 6.1(1);

(d)
any Indebtedness (i) of the Borrower to any Subsidiary or (ii) of any Material Subsidiary to the Borrower or to any other Subsidiary, provided that in the case of any Indebtedness of a Credit Party to a Subsidiary that is not a Credit Party, such non-Credit Party Subsidiary shall have become a party to the Intercompany Subordination Agreement;

(e)
any Guarantee (i) by the Borrower of Indebtedness of any Subsidiary or (ii) by any Material Subsidiary of Indebtedness of the Borrower or any other Subsidiary; provided that (A) such Indebtedness is permitted under this Agreement, and (B) this Section 6.1(1)(e) does not apply to any Indebtedness contemplated by 6.1(1)(o);

(f)
Capital Lease Obligations and Indebtedness secured by Purchase Money Liens, provided that the aggregate principal amount of Indebtedness permitted by this Section 6.1(1)(f) shall not exceed U.S.$25,000,000 at any time;

(g)
any Indebtedness

(i)
of any Person that becomes a Material Subsidiary after the date hereof; or

(ii)
assumed by a Material Subsidiary after the date hereof,

provided that such Indebtedness exists at the time such Person becomes a Material Subsidiary and is not created in contemplation of or in connection with such Person becoming a Material Subsidiary;

(h)
any Indebtedness in respect of Hedge Arrangements entered into in accordance with Section 6.1(8);

(i)
Secured Cash Management Obligations;

(j)
any Indebtedness in respect of performance bonds, surety bonds, appeal bonds, completion guarantees or like instruments incurred in the ordinary course of business;

(k)
[Reserved.]

(l)
trade payables and other accrued liabilities incurred in the ordinary course of business;

(m)
any Indenture Indebtedness and any Permitted Refinancing Indebtedness in respect of any Indenture Indebtedness; provided that the principal amount of such Permitted Refinancing Indebtedness does not exceed the amount being refinanced, plus related costs and expenses;

(n)
Permitted Unsecured Indebtedness in an aggregate principal amount at any time outstanding not to exceed U.S.$100,000,000; provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, and (ii) after giving pro forma effect to the incurrence of such Indebtedness, the Borrower is in compliance with the financial covenants in Section 5.1(11);

(o)
Non-Recourse Indebtedness incurred with respect to the Skouries or Perama Hills projects;

(p)
Indebtedness of the Borrower in favour of any Lender (or any Affiliate of any Lender) in the aggregate principal amount not exceeding U.S.$100,000,000 incurred pursuant to Prepaid Metals Transactions; and

(q)
Indebtedness arising under any streaming agreement or royalty agreement relating to either of the Skouries or Perama Hills projects or either Turkish Mine; provided that no such Indebtedness is guaranteed by any other Credit Party, and any such Indebtedness relating to either Turkish Mine shall be subject to a maximum of 10% of projected gold production of such Turkish Mine, as specified in the most recent consolidated “life of mine” plan of the Borrower.

For greater certainty, although the Intercreditor Agreement contemplates the possibility of “Other First Priority Lien Obligations” and “Future Second Lien Indebtedness” (each as defined in the Intercreditor Agreement), nothing in this Agreement permits the incurrence of any “Other First Priority Lien Obligations” or “Future Second Lien Indebtedness”.

(2)           Liens.  The Borrower shall not, and shall not permit any Material Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any Material Subsidiary except Permitted Liens.  Notwithstanding anything to the contrary contained herein, the Borrower shall not, and shall not permit any Subsidiary Guarantor to, create, incur, assume or permit to exist any Lien on any Collateral except for non-consensual Permitted Liens arising by operation of law.

(3)           Corporate Changes.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing:

(a)
the Borrower may amalgamate with any Subsidiary;

(b)
any Material Subsidiary may merge into or amalgamate or consolidate with the Borrower or any other Subsidiary;

(c)
any Material Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not adverse to the interests of the Lenders;

provided that any merger, amalgamation or consolidation pursuant to Section 6.1(3)(a) or (b) involving a Credit Party shall not be permitted unless (i) the Liens in the Collateral created pursuant to the Security Documents remain in full force and effect and perfected (or the equivalent in the applicable jurisdiction) following such merger, amalgamation or consolidation to at least the same extent as immediately prior thereto, (ii) the merged, amalgamated or continuing company (the “Successor Credit Party”) shall have confirmed in writing that it is liable for the obligations of such Credit Party under the Loan Documents, (iii) the obligations of the Successor Credit Party under the Loan Documents continue to be guaranteed by the other Credit Parties pursuant the Credit Party Guarantees to the same extent as immediately prior to such merger, amalgamation or consolidation, (iv) the Successor Credit Party is organized (x) in the case of any such transaction involving the Borrower, under the laws of Canada or a province thereof or (y) in the case of any such transaction involving a Subsidiary Guarantor (but not the Borrower), under the laws of the jurisdiction where such Subsidiary Guarantor (or one such Subsidiary Guarantor, if such transaction involves multiple Subsidiary Guarantors) was organized or of another jurisdiction reasonably acceptable to the Lenders, (v) the Credit Parties have provided the Administrative Agent with such other confirmations, supplements, assumptions, amendments, opinions and other documents as it may reasonably request in order to demonstrate compliance with the requirements of the preceding clauses (i) through (iv), inclusive, and (vi) the Lenders shall be satisfied, acting reasonably, that their interests will not be adversely affected as a result of such merger, amalgamation or consolidation.

(4)           Permitted Business.  The Borrower shall not, and shall not permit any Material Subsidiary to, engage to any material extent in any material business other than a Permitted Business.

(5)           Asset Dispositions.  The Borrower shall not, and shall not permit any of its Subsidiaries to, make any Asset Disposition, except that:

(a)
the Borrower may sell assets to any Subsidiary;

(b)
any Subsidiary may sell assets to the Borrower or any other Subsidiary; and

(c)
the Borrower may complete any Permitted Disposition; provided that the Net Cash Proceeds of any Permitted Disposition are committed to be used within the next 6 months (and actually used within the next 12 months)  to fund planned capital expenditures for the Kisladag, Lamaque or Olympias projects in accordance with the Borrower’s consolidated “life of mine” plan, failing which such proceeds shall be used to prepay any outstanding Term Loans; and

(d)
the Borrower and its Subsidiaries may, so long as no Default or Event of Default is continuing or would result therefrom, in addition to the other transactions permitted by this Section 6.1(5), convey, sell, transfer or otherwise dispose of in any Fiscal Year, for Fair Market Value, property the aggregate net book value of which does not exceed 10% of the Net Tangible Assets of the Borrower on a Consolidated basis; provided that the sum of the percentages (calculated as aforesaid) of all property so conveyed, sold, transferred or disposed of during all Fiscal Years of the Borrower ending subsequent to the date of this Agreement does not exceed 30% of the Net Tangible Assets of the Borrower on a Consolidated basis;

provided that (A) in the case of any sale of assets relating to a Turkish Mine, (x) the operation of such Turkish Mine by Tüprag Metal is not adversely affected as a result thereof and (y) following such sale, Tüprag Metal retains ownership of the material mineral and other mining rights relating to such Turkish Mine, and (B) in the case of any sale of assets relating to a mine owned by Hellas Gold SA, (x) the operation of such mine by Hellas Gold SA is not adversely affected as a result thereof and (y) following such sale, Hellas Gold SA retains ownership of the material mineral and other mining rights relating to such mine. Notwithstanding the foregoing, but subject to Section 6.1(3), neither the Borrower nor any of its Subsidiaries may sell or otherwise dispose of any of its Equity Securities in any Material Subsidiary.

(6)           Investments.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, make or permit to exist any Investment other than:

(a)
Permitted Cash Investments;

(b)
Investments (i) by the Borrower in any Subsidiary or (ii) by any Material Subsidiary in any other Subsidiary or the Borrower, provided that no Default or Event of Default exists at the time of such Investment or would exist immediately after the making of such Investment;

(c)
Investments held by them on the Effective Date, provided that any additional Investments made with respect thereto shall be permitted only if permitted under the other provisions of this Section 6.1(6);

(d)
Investments financed (x) directly through the issuance of common stock of the Borrower or (y) from the Net Cash Proceeds of the issuance of common stock of the Borrower; and

(e)
Investments (i)  in the mining industry or (ii) in any other asset or infrastructure used in or ancillary to the mining industry and in connection with the Borrower’s and its Subsidiaries’ operations, provided that (x) no Default or Event of Default exists at the time of such Investment or would exist immediately after the making of such Investment and (y) after giving pro forma effect to such Investment, the Borrower will be in compliance with the financial covenants in Section 5.1(11) as at the date of such Investment.

(7)           Acquisitions.  The Borrower shall not, and shall not permit any Material Subsidiary to, make or enter into any Acquisition, other than Permitted Acquisitions, provided, in connection with any Permitted Acquisition for which there is any cash consideration, the Net Leverage Ratio is less than 3.50:1.00 on a pro forma basis immediately after giving effect to such Acquisition.

(8)           Hedge Arrangements.  The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any Hedge Arrangement, except:

(a)
Hedge Arrangements entered into in order to hedge or mitigate risks to which the Borrower or such Material Subsidiary has actual exposure (other than those in respect of Equity Securities); and

(b)
Hedge Arrangements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or such Material Subsidiary;

provided that (i) no Hedge Arrangement may be entered into on a cash-collateralized or margin basis and (ii) the aggregate outstanding notional amount (net of offsetting contracts) of all Hedge Arrangements providing for delivery by the Borrower and its Subsidiaries of any commodity in any Fiscal Quarter or entered into to hedge risks relating to the delivery of any commodity by the Borrower and its Subsidiaries in any Fiscal Quarter shall not exceed 70% of the Borrower’s and its Subsidiaries aggregate projected production of such commodity for such Fiscal Quarter (determined at the time any such Hedge Arrangement is entered into).

(9)           Restricted Payments.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that:

(a)
so long as no Default or Event of Default is continuing or would be caused thereby and the Net Leverage Ratio as at the most recently completed Rolling Period was equal to or less than 3.50:1.00, the Borrower may pay dividends in respect of its Equity Securities and may purchase its Equity Securities pursuant to any normal course issuer bid or restricted share unit plan effected in accordance with applicable Laws;

(b)
a Subsidiary Guarantor may declare and pay dividends or make a return of capital with respect to its Equity Securities, in each case to any other Credit Party or a Restricted Intermediary Shareholder, provided that (except in the case of any payment of cash dividends by a Subsidiary Guarantor to another Credit Party or a Restricted Intermediary Shareholder) the Administrative Agent shall have received such confirmations, supplements, amendments and other documents, instruments or opinions, and the Credit Parties shall have taken such other actions, as may be required under the Security Documents or as may be requested by the Administrative Agent, acting reasonably, in order to confirm the continued validity and perfection of the Liens of the Administrative Agent in the Collateral pursuant to the Security Documents following the payment of such dividend or such return of capital;

(c)
any Wholly-Owned Subsidiary that is not a Subsidiary Guarantor may make a return of capital with respect to its Equity Securities to the Borrower or any other Wholly-Owned Subsidiary of the Borrower;

(d)
any Wholly-Owned Subsidiary that is not a Subsidiary Guarantor may pay dividends with respect to its Equity Securities to the Borrower or any other Wholly-Owned Subsidiary of the Borrower;

(e)
any Material Subsidiary that is not a Wholly-Owned Subsidiary may make a return of capital to its shareholders, members or partners generally, so long as the Borrower or its respective Subsidiary which owns the Equity Securities in the Subsidiary making such return of capital receives, or is entitled to receive, at least its proportionate share thereof (based upon its relative holding of the Equity Securities in the Subsidiary in respect of which such return of capital is being made and taking into account the relative preferences, if any, of the various classes of Equity Securities of such Subsidiary);

(f)
any Material Subsidiary that is not a Wholly-Owned Subsidiary may pay dividends to its shareholders, members or partners generally, so long as the Borrower or its respective Subsidiary which owns the Equity Securities in the Subsidiary paying such dividends receives, or is entitled to receive, at least its proportionate share thereof (based upon its relative holding of the Equity Securities in the Subsidiary paying such dividends and taking into account the relative preferences, if any, of the various classes of Equity Securities of such Subsidiary);

(g)
the Borrower and its Material Subsidiaries may make payments pursuant to and in accordance with stock option plans, profit sharing plans or other benefit plans for its management or employees;

(h)
the Borrower may pay reasonable and customary fees and expenses to independent directors;

(i)
a Subsidiary Guarantor may redeem any of its Equity Securities held by any other Credit Party or a Restricted Intermediary Shareholder provided that after giving effect to such redemption, the Borrower continues to own, directly or indirectly, all of the remaining Equity Securities of such Subsidiary Guarantor and that the Administrative Agent shall have received such confirmations, supplements, amendments and other documents, instruments or opinions, and the Credit Parties shall have taken such other actions, as may be required under the Security Documents or as may be requested by the Administrative Agent, acting reasonably, in order to confirm the continued validity and perfection of the Liens of the Administrative Agent in the Collateral pursuant to the Security Documents following such redemption; and

(j)
the Borrower or any Material Subsidiary may make payments of principal of and interest on Indebtedness permitted pursuant to Section 6.1(1)(d).

(10)           Transactions with Affiliates.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of their Affiliates, except:

(a)
in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties;

(b)
transactions between (i) the Borrower and any of its Subsidiaries or (ii) any Material Subsidiary and any other Subsidiary, in each case not involving any of their other Affiliates (subject to compliance with the other provisions of this Agreement);

(c)
any Restricted Payment permitted by Section 6.1(9)); and

(d)
other transactions may be entered into by the Borrower and its Material Subsidiaries to the extent permitted by Sections 6.1(1), 6.1(3), 6.1(5) and 6.1(6).

(11)           Restrictive Agreements.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon:

(a)
the ability of the Borrower or any Material Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets;

(b)
the ability of any Subsidiary to pay dividends or other distributions with respect to any Equity Securities or with respect to, or measured by, its profits or to repay loans or advances to the Borrower or any other Subsidiary or to provide a Guarantee of any Indebtedness of the Borrower or any other Subsidiary;

(c)
the ability of (i) the Borrower to make any loan or advance to any Subsidiary or (ii) any Subsidiary to make a loan or advance to the Borrower or any other Subsidiary; or

(d)
the ability of (i) the Borrower to sell, lease or transfer any of its property to any Subsidiary or (ii) any Subsidiary to sell, lease or transfer any of its property to the Borrower or any other Subsidiary;

provided that (i) the foregoing shall not apply to restrictions and conditions imposed by any Loan Document or by any ordinary course joint venture arrangements and shall not prohibit negative pledges with respect to property subject to earn-in or farm-out arrangements entered into in the ordinary course of business, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and condition apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) Section 6.1(11)(a) shall not apply to restrictions or conditions imposed under any Permitted Unsecured Indebtedness or the Indenture or by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, and (v) Section 6.1(11)(a) of the foregoing shall not apply to customary provisions in leases and other ordinary course contracts restricting the assignment thereof.

(12)           Sales and Leasebacks.  The Borrower shall not, and shall not enter into, or permit any of its Material Subsidiaries to, enter into any arrangement, directly or indirectly, with any Person whereby the Borrower or any such Material Subsidiary shall sell or transfer any property, whether now owned or hereafter acquired, and whereby the Borrower or any such Material Subsidiary shall then or thereafter rent or lease as lessee such property or any part thereof or other property which the Borrower or any such Material Subsidiary intends to use for substantially the same purpose or purposes as the property sold or transferred.

(13)           Pension Plan Compliance.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to:

(a)
establish or terminate, or permit any Material Subsidiary to establish or terminate, any Pension Plan or Benefit Plan or take any other action with respect to any Pension Plan or Benefit Plan, in each case unless such establishment, termination or other action could not reasonably be expected to result in a Material Adverse Effect; or

(b)
fail to withhold, make, remit or pay when due or permit any Material Subsidiary to fail to withhold, make, remit or pay when due any employee or employer payments, contributions (including “normal cost”, “special payments” and any other payments in respect of any funding deficiencies or shortfalls) or premiums to or in respect of any Pension Plan or Benefit Plan pursuant to the terms of the particular plan, any applicable collective bargaining agreement or applicable Law, unless such failure could not reasonably be expected to resulting in a Material Adverse Effect.

(14)           Sale or Discount of Accounts Receivable.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, discount or sell (with or without recourse), any of its income or revenues, including any accounts receivable, or rights in respect thereof.

(15)           Unconditional Purchase Obligations.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, enter into or be a party to, any material contract for the purchase of materials, supplies or other property or services if such contract requires that payment be made by the Borrower or such Material Subsidiary regardless of whether or not delivery of such materials, supplies or other property or services is ever made, except any such contract for the purchase of electrical power entered into by the Borrower or such Material Subsidiary in the ordinary course of its business.

(16)           Issuance of Shares.  The Borrower shall not permit any of its Material Subsidiaries to authorize or issue any Equity Securities where the economic effect of such issuance and of any related transactions, if instead effected by way of a sale of such Equity Securities, would constitute of breach of Section 6.1(5).  Notwithstanding anything to the contrary contained in this Agreement, the Borrower shall not permit any Person other than (i) the Borrower, (ii) a Subsidiary Guarantor, (iii) holders of Individual Shareholders’ Shares, as defined in the Turkish Share Pledge Agreement, in respect of Equity Securities in Tüprag Metal and (iv) a Restricted Intermediary Shareholder, to own, hold or control any Equity Securities of any Subsidiary Guarantor.

(17)           No Amendments to Constating Documents, etc.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, amend, its constating documents, by-laws, partnership agreement, operating agreement or other equivalent governing documents in a manner that would adversely affect the Administrative Agent or the Lenders.

(18)           Amendments to Documentation Governing Other Indebtedness.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, amend the terms of any Permitted Unsecured Indebtedness or the Indenture if any such amendment would (i) increase the principal amounts of Indebtedness thereunder, (ii) increase the rates of interest or fees payable thereunder, (iii) shorten the term to maturity thereunder, or (iv) otherwise be adverse to the interests of the Lenders.

(19)           Voluntary Prepayments of Other Indebtedness.  The Borrower shall not, and shall not permit any of its Material Subsidiaries to, make any voluntary prepayment, redemption, repurchase or other acquisition for value or retirement of any Indenture Indebtedness or Permitted Unsecured Indebtedness, except that, so long as no Default has occurred and is continuing or would be caused thereby, (a) the Borrower may prepay, redeem, repurchase or otherwise acquire for value or retire Indenture Indebtedness or Permitted Unsecured Indebtedness with the proceeds of additional common Equity Securities issued after the Effective Date, (b) the Borrower may prepay, redeem, repurchase or otherwise acquire for value or retire Indenture Indebtedness or Permitted Unsecured Indebtedness with the proceeds of additional Permitted Unsecured Indebtedness issued after the Effective Date, and (c) during the period after the Effective Date until the Final Term Credit Availability Date, the Borrower may use the Term Credit Commitments to assist in refinancing the 2012 Notes.  For greater certainty, any regularly scheduled payment required under any Indenture Indebtedness or Permitted Unsecured Indebtedness is not restricted by this Section 6.1(19).

(20)           Business of Restricted Intermediary Shareholder.  Each Restricted Intermediary Shareholder shall not, at any time at which it is not a Material Subsidiary, engage in any business, own any significant assets or have any material liabilities other than (i) as currently reflected in its balance sheet as of December 31, 2017, (ii) its ownership of the Equity Securities of Credit Parties and other Subsidiaries, (iii) assets of a Permitted Business; and (iv) Indebtedness owed to the Borrower or any other Subsidiary, so long as in the case of any such Indebtedness owed to a Subsidiary that is not a Credit Party, such non-Credit Party Subsidiary shall have become a party to the Intercompany Subordination Agreement; provided, however, that a Restricted Intermediary Shareholder may engage in those activities that are incidental to (A) the maintenance of its existence,(B) legal, tax and accounting matters in connection with any of the foregoing and (C) any corporate reorganizations permitted under Section 6.1.

(21)           No Use of Proceeds for Prohibited Purposes.  The Borrower will not, directly or indirectly, use the proceeds of the Borrowings, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Borrowings, whether as underwriter, advisor, investor or otherwise).  No part of the proceeds of the Borrowing will be used, directly or indirectly, for any payments that could constitute a violation of any applicable anti-bribery law.

(22)           Registration of Supplemental Assignment of Rank.  It shall provide, by January 31, 2020, evidence satisfactory to the Administrative Agent that the Supplemental Assignment of Rank has been registered at the applicable registers.2

(23)           Second Priority Collateral Agent’s Additional Hypothec.  It shall provide, by January 31, 2020, evidence satisfactory to Chicago Title Insurance Company that the Second Priority Collateral Agent Additional Hypothec has been executed and registered at the Land Register against the relevant land files, so that Chicago Title Insurance Company may issue the amendments to the title insurance policies issued for the benefit of the Administrative Agent and the Second Priority Collateral Agent, respectively, on the closing date of the Credit Agreement.3

2 Added pursuant to Fourth Amendment and Waiver Agreement dated December 23, 2019.

3 Added pursuant to Fourth Amendment and Waiver Agreement dated December 23, 2019.

ARTICLE 7
EVENTS OF DEFAULT

7.1
Events of Default. If any of the following events (“Events of Default”) shall occur:

(a)
the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)
the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in Section 7.1(a)) payable under this Agreement, when and as the same shall become due and payable and such failure shall continue unremedied for a period of three (3) Business Days after the earlier of (i) knowledge thereof by the Borrower or (ii) notice thereof from the Administrative Agent to the Borrower (which notice shall be given at the request of the Required Lenders);

(c)
any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed to be made;

(d)
the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(1)(g)(i) (notice of Default or Event of Default), Section 5.1(2) (Existence; Conduct of Business), Section 5.1(7) (Use of Proceeds and Letters of Credit), Section 5.1(11) (Financial Covenants), Section 5.1(13) (Repayment of 2012 Notes) or in Article 6 (or in any comparable provision of any other Loan Document);

(e)
any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 7.1(a), (b) or (d)) or any other Loan Document, and such failure shall continue unremedied for a period of 15 days after the earlier of (i) knowledge thereof by any Credit Party, or (ii) notice thereof from the Administrative Agent to the Borrower (which notice shall be given at the request of the Required Lenders);

(f)
any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or to require the early termination of any Hedge Arrangement; provided that this Section 7.1(f) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness so long as the proceeds of such sale or transfer are sufficient to, and are applied to, reduce such secured Indebtedness to nil;

(g)
the Borrower or any Material Subsidiary:

(i)
becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)
commits an act of bankruptcy under the BIA, or makes an assignment of its property for the general benefit of its creditors under the BIA, or makes a proposal (or files a notice of its intention to do so) under the BIA;

(iii)
institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation (except as permitted pursuant to Section 6.1(3)(c) dissolution (except as permitted pursuant to Section 6.1(3)(c)), winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)
applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)
threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in Section 7.1(g) or in Section 7.1(h), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof;

(h)
any petition is filed, application made or other proceeding instituted against or in respect of the Borrower or any Material Subsidiary:

(i)
seeking to adjudicate it an insolvent;

(ii)
seeking a receiving order against it under the BIA;

(iii)
seeking liquidation (except as permitted pursuant to Section 6.1(3)(c)), dissolution (except as permitted pursuant to Section 6.1(3)(c)), winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of the Borrower or such Material Subsidiary or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity; or

(iv)
seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for the Borrower or such Material Subsidiary or any substantial part of its property, and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Borrower or such Material Subsidiary thereunder in the interim, such grace period shall cease to apply, and provided further that if the Borrower or such Material Subsidiary files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period shall cease to apply;

(i)
any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(g) or (h);

(j)
one or more judgments for the payment of money in a cumulative amount in excess of U.S.$25,000,000 (or its then equivalent in any other currency) in the aggregate is rendered against the Borrower and/or any one or more of its Material Subsidiaries and they have not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

(k)
any property of the Borrower and/or any one or more of its Subsidiaries having a value in excess of U.S.$10,000,000 (or its then equivalent in any other currency) is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of U.S.$10,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of the Borrower and/or any one or more of its Subsidiaries with respect to such property, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with the Borrower or the applicable Subsidiary (or Subsidiaries), and the Borrower is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of the Borrower or such Subsidiary (or Subsidiaries), or is sold, in the interim, such grace period shall cease to apply;

(l)
any property of the Borrower and/or any one or more of its Subsidiaries having a book value of 5% or more of the Consolidated Total Assets of the Borrower and its Subsidiaries or accounting for 5% or more of the Consolidated total revenue of the Borrower (as most recently reported or required to be reported by the Borrower pursuant to Section 5.1(1)(a) or (b)) is abandoned or is the subject of any condemnation, seizure, nationalization, expropriation or taking by exercise of the power of eminent domain or otherwise of such asset, or is confiscated or the use of such asset is requisitioned by any Governmental Authority (an “Event of Loss”);

(m)
one or more final judgments, orders, decrees, directives or requests (whether or not having the force of law), not involving the payment of money and not otherwise specified in this Section 7.1 (including, without limitation, requiring the shutdown of any producing mine), has been rendered against or made of the Borrower or any Material Subsidiary, the result of which could reasonably be expected to result in a Material Adverse Effect, so long as the Borrower or such Material Subsidiary has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution or effectiveness thereof within 30 days from the date of entry or making thereof and within such period, or such longer period during which execution or effectiveness of such judgment, order, decree, directives or request has been stayed, appealed the same and caused the execution or effectiveness thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

(n)
this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by any Credit Party of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Credit Party to perform any of its material obligations hereunder or thereunder;

(o)
any Lien purported to be created by any Security Document shall cease to be, or shall be asserted by any Credit Party not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien, except to the extent that any such loss of perfection or priority results from the failure of the Administrative Agent to maintain possession of certificates representing securities pledged under the Loan Documents or otherwise take any action within its control (including the filing of supplementary filings or the making of supplementary registrations require under applicable Laws relating to notice of security interests);

(p)
a Material Adverse Change shall occur; or

(q)
a Change in Control shall occur;

then, and in every such event, and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take any or all of the following actions, at the same or different times:(i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon, Cover for all outstanding Letters of Credit and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set out earlier in this paragraph, all of which are hereby waived by the Borrower, and (iii) enforce any or all of its rights and remedies under the Security Documents.

ARTICLE 8
THE ADMINISTRATIVE AGENT

8.1           Appointment of Agents.  Each Lender hereby designates HSBC Bank Canada as Administrative Agent to act as herein specified and as specified in the other Loan Documents.  Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Loan Documents and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent by the terms thereof and such other powers as are reasonably incidental thereto.  The Administrative Agent may perform any of its duties hereunder by or through its agents or employees.  The Administrative Agent agrees to promptly provide the Lenders with notice of the occurrence of the Effective Date and to provide the Lenders with copies of each notice or other document required to be provided by the Borrower to the Lenders hereunder and provided by the Borrower to the Administrative Agent in accordance with the terms hereof.  The Borrower and the Lenders hereby acknowledge that the Administrative Agent may make any such notices or information available to the Lenders on Debtdomain or another similar electronic system (the “Platform”).  The Administrative Agent shall have no obligation to request the delivery of or to maintain or deliver to Lenders paper copies of any such notices or information, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for timely accessing the notices and information posted to the Platform.

8.2           Secured Parties.  The Security Documents shall be in favour of the Administrative Agent for the benefit of the Secured Parties.  The Secured Hedge Obligations and the Secured Cash Management Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with the obligations of the Borrower under this Agreement.  Notwithstanding such common security (i) all decisions regarding the administration and enforcement of the Security Documents shall be made by the Lenders alone, and no Secured Hedge Counterparty or  Secured Cash Management Provider shall have any voting rights under this Agreement or any other right whatsoever to participate in the administration or enforcement of the Security Documents, and (ii) in any bankruptcy, insolvency, reorganization or similar proceeding under the laws of any applicable jurisdiction, each Secured Hedge Counterparty and each Secured Cash Management Provider shall vote with respect to any plan of reorganization, compromise or arrangement, or proposal, in a manner consistent with the vote of the Required Lenders with respect to such plan or proposal.  For the avoidance of doubt but without limitation, any or all of the Credit Party Guarantees and Security Documents and any rights contained therein may be amended or released by the Administrative Agent without the consent of any Secured Hedge Counterparty or Secured Cash Management Provider in accordance with Section 9.2.  Each Lender that is or becomes a Secured Hedge Counterparty or Secured Cash Management Provider shall be bound as such by virtue of its execution and delivery of this Credit Agreement or an Assignment and Assumption, as applicable, notwithstanding that such capacity as Secured Hedge Counterparty or Secured Cash Management Provider may not be identified on its signature line.

8.3           Parallel Debt.

(1)           In this Section 8.3:

(a)
“Secured Party Claim” means, with respect to the Borrower or a PD Subsidiary Guarantor, any amount which the Borrower or such PD Subsidiary Guarantor respectively, owes to a Secured Party under or in connection with the Loan Documents; and

(b)
“Parallel Debt Claim” has, with respect to the Borrower or a PD Subsidiary Guarantor, the meaning given to it in paragraph (2) below.

(2)           The Borrower and each PD Subsidiary Guarantor, respectively, must pay the Administrative Agent, as an independent and separate creditor, an amount equal to each Secured Party Claim owed by it on its due date (the “Parallel Debt Claims”).

(3)           Each Parallel Debt Claim is created on the understanding that the Administrative Agent must:

(a)
share the proceeds of each Parallel Debt Claim with the other Secured Parties; and

(b)
pay those proceeds to the Secured Parties in accordance with their respective interests in the amounts outstanding under the Loan Documents.

(4)           The Administrative Agent may enforce performance of any Parallel Debt Claim in its own name as an independent and separate right.  This includes any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in respect of any kind of insolvency proceeding.

(5)           Each Secured Party must, at the request of the Administrative Agent, perform any act required in connection with the enforcement of any Parallel Debt Claim.  This includes joining in any proceedings as co-claimant with the Administrative Agent.

(6)           Unless the Administrative Agent fails to enforce a Parallel Debt Claim within a reasonable time after its due date, a Secured Party may not take any action to enforce the corresponding Secured Party Claim unless it is requested to do so by the Administrative Agent.

(7)           The Borrower and each PD Subsidiary Guarantor, respectively, irrevocably and unconditionally waives any right it may have to require a Secured Party to join in any proceedings as co-claimant with the Administrative Agent in respect of any Parallel Debt Claim.

(8)           Discharge by the Borrower or by a PD Subsidiary Guarantor, respectively, of a Secured Party Claim will discharge the corresponding Parallel Debt Claim in the same amount.

(9)           Discharge by the Borrower or by a PD Subsidiary Guarantor, respectively, of a Parallel Debt Claim will discharge the corresponding Secured Party Claim in the same amount.

(10)           The aggregate amount of the Parallel Debt Claims will never exceed the aggregate amount of Secured Party Claims.

(11)           A defect affecting a Parallel Debt Claim against the Borrower or a PD Subsidiary Guarantor, respectively, will not affect any Secured Party Claim.

(12)           A defect affecting a Secured Party Claim against the Borrower or a PD Subsidiary Guarantor, respectively, will not affect any Parallel Debt Claim.

(13)           If the Administrative Agent returns to the Borrower or a PD Subsidiary Guarantor, respectively, whether in any kind of insolvency proceedings or otherwise, any recovery in respect of which it has made a payment to a Secured Party, that Secured Party must repay an amount equal to that recovery to the Administrative Agent.

8.4           Limitation of Duties of Agents.  The Administrative Agent shall have no duties or responsibilities except those expressly set out with respect to the Administrative Agent in this Agreement and as specified in the other Loan Documents.  None of the Administrative Agent, nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct.  The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have, by reason of this Agreement or the other Loan Documents, a fiduciary relationship in respect of any Secured Party.  Nothing in this Agreement or the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set out herein.  The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Loan Documents unless it is requested in writing to do so by the Required Lenders.  It is understood and agreed that the use of the term “agent” as used herein or in any other Loan Document (or any similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law.  Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

8.5           Lack of Reliance on the Agents.

(1)           Independent Investigation.  Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Borrower and its Subsidiaries in connection with the taking or not taking of any action in connection herewith, and (b) its own appraisal of the creditworthiness of the Borrower and its Subsidiaries, and, except as expressly provided in this Agreement and the other Loan Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

(2)           Agents Not Responsible.  The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, priority or sufficiency of this Agreement or the other Loan Documents or the financial condition of the Borrower and its Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Loan Documents, or the financial condition of the Borrower and its Subsidiaries, or the existence or possible existence of any Default or Event of Default.

8.6           Certain Rights of the Administrative Agent.  If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Loan Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining.  Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Loan Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.7           Reliance by Administrative Agent.  The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person.  The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

8.8           Indemnification of Administrative Agent.  To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender shall reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct.

8.9           Other Business of Administrative Agent.  The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any Affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.10           May Treat Lender as Owner.  The Borrower, the Administrative Agent and the Issuing Banks may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(3) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent.  Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.11           Successor Administrative Agent.

(1)           Replacement of Administrative Agent.  The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, the Issuing Banks and the Borrower.  Upon any such resignation, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent (who shall not be a non-resident of Canada within the meaning of the Income Tax Act), subject to the approval of the Borrower, such approval not to be unreasonably withheld.  If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution organized under the laws of Canada having a combined capital and surplus of at least U.S.$1,000,000,000 or having a parent company with combined capital and surplus of at least U.S.$1,000,000,000.

(2)           Rights, Powers, etc.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement.  After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

8.12           No Independent Legal Action.  No Lender may take any independent legal action to enforce any obligation of the Borrower hereunder.  Each Lender hereby acknowledges that, to the extent permitted by applicable Law, the Security Documents and the remedies provided thereunder to the Secured Parties are for the benefit of the Secured Parties collectively and acting together and not severally, and further acknowledges that each Lender’s rights hereunder and under the Security Documents are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Required Lenders.  Accordingly, notwithstanding any of the provisions contained herein or in the Security Documents, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation so warrant such action, the Administrative Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders.  Each Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders (or, to the extent required by Section 9.2, the Lenders), it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent, and each Lender further covenants and agrees that all proceeds from the realization of the Security Documents, to the extent permitted by applicable Law, are held for the benefit of all of the Lenders and shall be shared among the Lenders rateably in accordance with this Agreement, and each Lender acknowledges that all costs of any such realization (including all amounts for which the Administrative Agent is required to be indemnified under the provisions hereof) shall be shared among the Lenders rateably in accordance with this Agreement.  Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section 8.12 and each Lender hereby covenants and agrees that it shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under the other Loan Documents, or any other document, instrument, writing or agreement ancillary hereto or thereto, other than such security as is provided hereunder or thereunder, and that it shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit, unless all of the Secured Parties shall at the same time obtain the benefit of any such security or agreement, as the case may be.

8.13           No Duties.  The Joint Lead Arrangers, and Co-Syndication Agents (in such capacities) are listed on the cover page of this Agreement for league table purposes, but are not parties to this Agreement and have no duties, liabilities or obligations (in such capacities) hereunder.

ARTICLE 9

MISCELLANEOUS

9.1           Notices.

(1)           Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.1(2)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail in each case to the addressee, as follows:

(i)
if to the Borrower or any other Credit Party:

Eldorado Gold Corporation
Suite 1188 Bentall 5 Tower
550 Burrard Street
Vancouver, British Columbia V6C 2B5
Canada

Attention:                 Chief Financial Officer
E-mail:                      philip.yee@eldoradogold.com
Facsimile:                 604-687-4026

(ii)
if to the Administrative Agent:

HSBC Bank Canada
6th Floor, 70 York Street
Toronto, Ontario M5J 1S9

Attention:                 Agency Services
E-mail:                     cacmbagency@hsbc.ca
Facsimile:                647-788-2185

(iii)
if to any Lender or Issuing Bank, to it at its address, facsimile number or e-mail address set out opposite its name on Schedule 9.1(2) or in the Assignment and Assumption by which it becomes a Lender.

(2)           Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent (including by posting to the Platform, except in the case of notices pursuant to Section 2 unless agreed by the Administrative Agent and the applicable Lender). The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communication to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(3)           Any party hereto may change its address, facsimile or e-mail address number for notices and other communications hereunder by notice to the other parties hereto in the manner provided in Section 9.1.  All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

9.2           Waivers; Amendments.

(1)           Waiver.  No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(2), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(2)           Amendments.  Neither this Agreement nor any other Loan Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders (and for greater certainty, any such waiver, amendment or modification shall not require any consent or other agreement of any Credit Party other than the Borrower, notwithstanding that any such Credit Party may be a party to this Agreement or any other Loan Document); provided that no such agreement shall:

(a)
increase the Additional LC Credit or increase the amount of any Commitment of any Lender;

(b)
extend the expiry date of any Commitment of any Lender;

(c)
reduce the principal amount of any Borrowing or Cover, or reduce the rate of interest or any fee applicable to any Borrowing;

(d)
postpone the scheduled date of payment of the principal amoun-t of any Borrowing or Cover, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any payment of any Borrowing or Cover, or postpone the scheduled date of expiration of any Commitment;

(e)
change Section 2.15 in a manner that would alter the sharing of payments required thereby;

(f)
change any of the provisions of this Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder;

(g)
waive any Event of Default under Section 7.1(g), (h), or (i); or

(h)
release any Credit Party from any material obligations under the Security Documents and other instruments contemplated by this Agreement, release or discharge any of the Liens arising under the Security Documents, permit the creation of any Liens, other than Permitted Liens, on any of the assets subject to the Liens arising under the Security Documents, lower the priority of any Lien arising under any of the Security Documents, or lower the priority of any payment obligation of any Credit Party under any of the Loan Documents, in each case without the prior written consent of each Lender, or in the case of the matters referred to in Section 9.2(2)(b), (c), (d) and (e), without the prior written consent of each Lender directly affected thereby and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Issuing Banks hereunder, as the case may be, without the prior written consent of the Administrative Agent or Issuing Banks (as applicable).  For greater certainty, the Administrative Agent may release and discharge the Liens constituted by the Security Documents or a Credit Party from the Credit Party Guarantees (i) to the extent necessary to enable a Credit Party to complete any Asset Disposition which is not prohibited by this Agreement or the other Loan Documents, (ii) upon the termination of the Commitments and payment and satisfaction of all of the Secured Liabilities (other than (x) contingent indemnification obligations to the extent no claim giving rise thereto has been asserted, (y) Secured Hedge Obligations and (z) Secured Cash Management Obligations) or (iii) if approved, authorized or ratified in writing by the Required Lenders (or all of the Lenders, to the extent required by this Section 9.2).  The Administrative Agent may (but need not) also subordinate the Liens constituted by the Security Documents to any Lien permitted by Section 6.1(2).

(3)           Notwithstanding Section 9.2(1), if the Administrative Agent and the Borrower, acting together, identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document, then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement, provided that (a) the Administrative Agent has determined in good faith that such action will not be materially prejudicial to the interest of the Lenders, (b)  the Administrative Agent has notified the Lenders of such proposed action, and (c) the Administrative Agent shall not have received, within five (5) Business Days of the date notice of such proposed action is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such proposed action. In addition, if the Administrative Agent and the Borrower, acting together, identify any administrative issue relating to the Additional LC Credit which arises from the fact that HSBC Bank Canada has assigned a portion of the Additional LC Credit to another Person, then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement this Agreement to resolve such administrative issue  without any further action or consent of any other party to this Agreement, provided that (a) the Administrative Agent has determined in good faith that such action will not be materially prejudicial to the interest of the Lenders, (b) the Administrative Agent has notified the Lenders of such proposed action, and (c) the Administrative Agent shall not have received, within five (5) Business Days of the date notice of such proposed action is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such proposed action.

9.3           Expenses; Indemnity; Damage Waiver.

(1)           Expenses.  The Borrower shall pay (a) all reasonable out-of-pocket expenses incurred by the Joint Lead Arrangers, the Administrative Agent and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes, in connection with the syndication of the credit facility provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (b) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Administrative Agent or any Joint Lead Arranger or Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Joint Lead Arranger or Lender and all applicable Taxes, in connection with the assessment, enforcement or protection of their rights in connection with this Agreement, including its rights under this Section 9.3, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(2)           Indemnity.  The Borrower shall indemnify the Administrative Agent, each Joint Lead Arranger, each Issuing Bank and each Lender, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses and reasonable fees, charges and disbursements of counsel) and all applicable Taxes (other than Excluded Taxes) to which any Indemnitee may become subject arising out of or in connection with (a) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (b) any Loan or Letter of Credit or any actual or proposed use of the proceeds therefrom, including any refusal by any Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, (c) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any Subsidiary, or any Environmental Liability related in any way to the Borrower or any Subsidiary, (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (e) any other aspect of this Agreement and the other Loan Documents, or (f) the enforcement of any Indemnitee’s rights hereunder and any related assessment, investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Transactions are consummated; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of or material breach of this Agreement by such Indemnitee.

(3)           To the extent that the Borrower fails to pay any amount required to be paid under Sections 9.3(1) or (2), each Lender severally agrees to pay to the Administrative Agent or the Issuing Banks (as applicable) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent or any Issuing Bank, in its capacity as such.

(4)           The Borrower shall not assert, and hereby waives to the fullest extent permitted by applicable Law, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Loan Document, or any agreement or instrument contemplated thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(5)           Any inspection of any property of the Borrower or any Subsidiary made by or through the Administrative Agent or any Lender shall be for purposes of administration of the Credit only, and neither the Borrower nor any of its Subsidiaries shall be entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower).

(6)           By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Loan Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders.

(7)           The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrower, lenders and administrative agent.  Neither the Administrative Agent nor the Lenders shall under any circumstance be construed to be partners or joint venturers of the Borrower or its Affiliates.  Neither the Administrative Agent nor the Lenders shall under any circumstance be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates.  Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates.  The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters shall be solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person shall be entitled to rely thereon.

(8)           The Administrative Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to property caused by the actions, inaction or negligence of the Borrower or any Subsidiary or their respective Affiliates, and the Borrower hereby indemnifies and holds the Administrative Agent and the Lenders harmless on the terms set out in Section 9.3(2) from any such loss, damage, liability or claim.

(9)           The parties agree that this Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrower, the Administrative Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrower, the Administrative Agent and the Lenders, and the Administrative Agent’s and each Lender’s successors and assigns.  Except as provided in Sections 9.3(2) and 9.4, no other Person shall have any rights of any nature hereunder or by reason hereof.

(10)           All amounts due under Section 9.3 shall be payable not later than three (3) Business Days after written demand therefor.

9.4           Successors and Assigns.

(1)           Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (a) the Borrower shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 9.4.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(2)           Assignment by Lenders.  Any Lender may assign to one or more assignees (treating any fund that invests in bank loans and any other fund that invests in bank loans and is managed by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single assignee) all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (a) except in the case of an assignment to a Lender or a Lender Affiliate, the Borrower and each Issuing Bank must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed), and (b) except in the case of an assignment of any Commitment to an assignee that is a Lender with a Commitment immediately prior to giving effect to such assignment, the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); (c) the Borrower’s consent shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (d) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Assumption relating to such assignment is delivered to the Administrative Agent) shall not be less than U.S.$10,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing and the amount held by each Lender after each such assignment shall not be less than U.S.$10,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (e) each partial assignment in respect of a Commitment and the related Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement in respect of such Commitment and the related Loans, (f) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with (except in the case of an assignment to a Lender or a Lender Affiliate) a processing and recordation fee of U.S.$3,500, payable by the assigning Lender, (g) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, and (h) no assignment may be made to the Borrower or any Subsidiary or to a Defaulting Lender.  The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire.  Subject to acceptance and recording thereof pursuant to Section 9.4(4), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 9.3).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(5).

(3)           The Administrative Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Banks, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower, the Issuing Banks and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(4)           Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(2) and any written consent to such assignment required by Section 9.4(2), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register.  No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(4).

(5)           Any Lender may, without notice to the Borrower or the consent of the Borrower, the Administrative Agent or the Issuing Banks, sell participations to one or more Persons (a ”Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (c) the Borrower, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender shall not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(2) that affects such Participant; and the Participant shall agree to maintain the confidentiality of Information on terms and conditions substantively similar to those contained in Section 9.16.  Subject to Section 9.4(6), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 9.3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.4(2).  To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 9.11 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.15(5) as though it were a Lender.

(6)           A Participant shall not be entitled to receive any greater payment under Sections 2.12, 2.13, 2.14 and 9.3 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(7)           Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(8)           Any assignment or grant of a participation pursuant to this Section 9.4 shall constitute neither a repayment by the Borrower to the assigning or granting Lender of any Loan included therein, nor a new advance of any such Loan to the Borrower by such Lender or by the assignee or Participant, as the case may be.  The parties acknowledge that the Borrower’s obligations hereunder with respect to any such Loans shall continue and shall not constitute new obligations as a result of such assignment or participation.

9.5           Anti-Money Laundering Legislation.

(1)           The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby.  The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(2)           If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(a)
shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(b)
shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

9.6           Survival.  All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as  the Commitments have not expired or terminated.  All indemnities contained herein and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

9.7           [Reserved].

9.8           Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.  Counterparts may be executed either in original or faxed or other electronic form and the parties adopt any signatures received by a receiving fax machine or via e-mail as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed or e-mailed.

9.9           Entire Agreement.  This Agreement (together with the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent), constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.  There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement or in such other applicable agreements.

9.10           Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.11           Right of Set Off.  If an Event of Default shall have occurred and be continuing and the amounts then outstanding hereunder have become due and payable in accordance with the concluding paragraph of Section 7.1, each Secured Party is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Secured Party to or for the credit or the account of any Credit Party against any of and all of the obligations of the Credit Parties now or hereafter existing under the Loan Documents held by such Secured Party, irrespective of whether or not such Secured Party shall have made any demand under any Loan Document and although such obligations may be unmatured.  The rights of each Secured Party under this Section 9.11 are in addition to other rights and remedies (including other rights of set off) which such Secured Party may have.

9.12           Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in that Province and will be treated, in all respects, as an Ontario contract.

9.13           Attornment.  The Borrower hereto agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (ii) that it irrevocably waives any right to, and will not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens; and (iii) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an Ontario court as contemplated by this Section 9.13.

9.14           Service of Process.  Each party hereto (other than Export Development Canada) irrevocably consents to service of process in the manner provided for notices in Section 9.1.  Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

9.15           WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

9.16           Confidentiality.  The Administrative Agent and each Lender agrees to maintain the confidentiality of Information (as defined below), except that Information may be disclosed: (a) to each of their Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (“Representatives”), it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential and that the Administrative Agent and the Lender, as the case may be, will be liable to the Borrower for any breach of confidentiality by its Representative; (b) to ratings agencies, insurers, and reinsurers; (c) to the extent requested by any regulatory authority or other Governmental Authority; (d) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; (e) to any other party to this Agreement; (f) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder; (g) subject to an agreement containing provisions substantially the same as those of this Section (it being understood that the provider of such Information will use its commercially reasonable efforts to ensure that the recipient of such Information agrees that the Borrower may rely upon such agreement), to (i) any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations; or (h) with the consent of the Borrower. For the purposes of this Section, “Information” means all information pertaining to the business, operations, plans, financial condition and assets of the Borrower and its Subsidiaries (the “Borrower’s Business”) that has been, or will be, furnished to the Lender or a director, officer, employee, financial advisor, agent, legal counsel, accountant or other advisor or representative of a Lender or any of its Affiliates and any material prepared by the Lender or its Representatives based upon such furnished information, but does not include information concerning the Borrower’s Business that: (a) is or becomes generally available to the public (other than as a result of a disclosure by the Lender or its Representatives in violation of this clause); (b) is or becomes available to the Lender or its Representatives from a source other than the Borrower or any of its Representatives, provided that such source is not, to the Lender’s knowledge, prohibited from disclosing such information by a contractual, legal or fiduciary obligation to the Borrower; (c) was in the possession of, or known to, the Lender or its Representatives on a non-confidential basis prior to its disclosure to the Lender by the Borrower or its Representatives; or (d) was independently developed by the Lender or its Representatives. Any Person required to maintain the confidentiality of the Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

9.17           Acknowledgement and Consent to Bail-In of EEA Financial Institutions.  Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)
the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)
the effects of any Bail-In Action on any such liability, including, if applicable:

(i)
a reduction in full or in part or cancellation of any such liability;

(ii)
a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)
the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

9.18           Keepwell.  Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Credit Party to honour all of its obligations under this Credit Agreement and each other Loan Document to which it is a party in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 9.16 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 9.18, or otherwise under this Credit Agreement or any other Loan Document, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section shall remain in full force and effect until the payout of such Qualified ECP Guarantor’s obligations. Each Qualified ECP Guarantor intends that this Section 9.18 constitute, and this Section 9.18 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Credit Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

9.19           Acknowledgement Regarding Any Supported QFCs.  To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Arrangements  or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding the governing law of any of the Loan Documents or any Supported QFC):

(a)
If a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)
As used in this Section 9.19, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(i)
a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)
a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)
a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

9.20           Paramountcy.  In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document then, notwithstanding anything contained in such other Loan Document, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency and the provisions of such other Loan Document shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of the other Loan Documents is to add to, and not detract from, the rights granted to the Administrative Agent (for its own benefit and the benefit of the other Secured Parties) under this Agreement.  If any act or omission of any or all Credit Parties is expressly permitted under this Agreement but is expressly prohibited under any other Loan Document, such act or omission shall be permitted.  If any act or omission is expressly prohibited under any other Loan Document, but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under any other Loan Document but this Agreement does not expressly relieve any or all Credit Parties from such performance, such circumstance shall not constitute a conflict or inconsistency between the applicable provisions of such other Loan Document and the provisions of the Credit Agreement.

9.21           No Advisory or Fiduciary Responsibility.

(1)           The Borrower acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that neither the Administrative Agent nor any Lender will have any obligations hereunder except those obligations expressly set forth herein and in the other Loan Documents, and the Administrative Agent and each Lender is acting solely in the capacity of an arm’s length contractual counterparty to the Borrower with respect to the Loan Documents and the transaction contemplated therein and not as a financial advisor or a fiduciary to, or an agent of, the Borrower or any other person.  The Borrower agrees that it will not assert any claim against the Administrative Agent or any Lender based on an alleged breach of fiduciary duty by such Administrative Agent or Lender in connection with this Agreement and the transactions contemplated hereby.  Additionally, the Borrower acknowledges and agrees that neither the Administrative Agent nor any Lender is advising the Borrower as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction.  The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and neither the Administrative Agent nor any Lender shall have any responsibility or liability to the Borrower with respect thereto.

(2)           The Borrower further acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that each Lender is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services.  In the ordinary course of business, any Lender may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower, its Subsidiaries and other companies with which the Borrower or any of its Subsidiaries may have commercial or other relationships.  With respect to any securities and/or financial instruments so held by any Lender or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

(3)           In addition, the Borrower acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that each Lender and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Borrower or any of its Subsidiaries may have conflicting interests regarding the transactions described herein and otherwise.  No Lender will use confidential information obtained from the Borrower by virtue of the transactions contemplated by the Loan Documents or its other relationships with the Borrower in connection with the performance by such Lender of services for other companies, and no Lender will furnish any such information to other companies.  The Borrower also acknowledges that no Lender has any obligation to use in connection with the transactions contemplated by the Loan Documents, or to furnish to the Borrower or any of its Subsidiaries, confidential information obtained from other companies.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[signatures on the next following pages]

ELDORADO GOLD CORPORATION, as Borrower
By:
Name:
Title:

By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

HSBC BANK CANADA, as Administrative Agent
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

HSBC BANK USA, N.A., as Lender
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

HSBC BANK CANADA, as Lender
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

HSBC BANK CANADA, as Issuing Bank
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

BANK OF MONTREAL, as Lender and Issuing Bank
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

NATIONAL BANK OF CANADA, as Lender and Issuing Bank
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

BANK OF AMERICA, N.A. CANADA BRANCH, as Lender
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

INVESTISSEMENT QUÉBEC as Lender
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

BNP PARIBAS, as Lender
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

EXPORT DEVELOPMENT CANADA, as Lender
By:
Name:
Title:

Signature Page to Third Amended and Restated Credit Agreement

ACKNOWLEDGEMENT AND AGREEMENT REGARDING PARALLEL DEBT CLAIMS

Each PD Subsidiary below hereby executes this Acknowledgement and Agreement Regarding Parallel Debt Claims for the express purpose of acknowledging and agreeing to the provisions set forth in Section 8.3 of the foregoing Agreement.

For greater certainty, the Credit Agreement may be amended, supplemented or otherwise modified, restated or replaced from time to time without any further consent or acknowledgement by any of the undersigned.

DATED: May _____, 2019

ELDORADO GOLD (NETHERLANDS) B.V., as PD Subsidiary Guarantor
By:
Name:
Title:
By:
Name:
Title:

ELDORADO GOLD (GREECE) B.V., as PD Subsidiary Guarantor
By:
Name:
Title:
By:
Name:
Title:

256815.00135/95191472.2 Acknowledgement and Agreement re Parallel Debt Claims

SG RESOURCES B.V., as PD Subsidiary Guarantor
By:
Name:
Title:
By:
Name:
Title:

ELDORADO GOLD (QUÉBEC) INC., as PD Subsidiary Guarantor
By:
Name:
Title:
By:
Name:
Title:

256815.00135/95191472.2 Acknowledgement and Agreement re Parallel Debt Claims

EXHIBIT A

FORM OF BORROWING REQUEST

TO:	HSBC Bank Canada, as Administrative Agent under the Credit Agreement referred to below
RE:
Third Amended and Restated Credit Agreement dated as of May 13, 2019, made among the undersigned, as borrower (the “Borrower”), HSBC Bank Canada, as administrative agent (in such capacity, the “Administrative Agent”), HSBC Bank Canada, Bank of Montreal and National Bank of Canada as issuing banks, and the lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)

We refer to the Credit constituted by the Credit Agreement and we hereby give you notice that on [DATE] we wish to obtain a Borrowing in the aggregate amount of [Canadian / U.S.] $ [AMOUNT]. Such Borrowing is made under the [Revolving Credit Commitments/Term Credit Commitments/ Additional LC Credit].4 All capitalized terms used and not otherwise defined herein have the meanings given to them in the Credit Agreement.

The Borrowing requested hereby is to take the form of:

[          ]
a Canadian Prime Borrowing

[          ]
a Base Rate Borrowing

[          ]
a LIBO Rate Borrowing

[          ]
the issuance of a Letter of Credit by the Issuing Bank5

[to be disbursed to the following U.S. Dollar or Canadian Dollar account of the Borrower, as applicable:

Canadian Dollar Borrowings:

HSBC Bank Canada

Bank address:  885 West Georgia Street, Vancouver, BC V6C3G1 Canada

Swift Code:  HKBCCATT

Institution number: Note: Redacted sensitive banking information

Transit number: Note: Redacted sensitive banking information

4 If no election is made here, the Borrowing shall be deemed to have been requested under the Revolving Credit Commitments.

5 Letters of Credit are only available under the Revolving Credit Commitments and the Additional LC Credit, and not under the Term Credit Commitments.

Beneficiary account number:  Note: Redacted sensitive banking information

Account name: Eldorado Gold Corporation

U.S. Dollar Borrowings:

HSBC Bank Canada

Bank address:  885 West Georgia Street, Vancouver, BC V6C3G1 Canada

Swift Code:  HKBCCATT

Institution number:  Note: Redacted sensitive banking information

Transit number:  Note: Redacted sensitive banking information

Beneficiary account number:  Note: Redacted sensitive banking information

Account name: Eldorado Gold Corporation

HSBC Bank Canada’s Correspondent Bank:

Citibank, New York

Swift Code:    CITIUS33]6

[Such Borrowing is a [rollover/conversion] of outstanding [LIBO Rate Loans having an Interest Period ending [DATE]/Canadian Prime Loans/Base Rate Loans] in an aggregate principal amount of [AMOUNT].] 7

[The Interest Period in respect of the LIBO Rate Borrowing requested hereby is [NUMBER] days.]8

[The requested Letter of Credit is a [trade] [standby] Letter of Credit for the account of the undersigned on [DATE] in the aggregate face amount of [Canadian / U.S.] $[AMOUNT]. The beneficiary of the requested Letter of Credit will be [BENEFICIARY], and such Letter of Credit will have a stated expiration date of [DATE].]9

We hereby certify, after due and careful investigation, that10:

(a)
each of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on and as of the date hereof except to the extent that (i) any change to the representations and warranties has been disclosed to the Administrative Agent and accepted by the Required Lenders, or (ii) any representation and warranty is stated to be made as of a particular time; and

(b)
on and as of the date hereof, no Default has occurred and is continuing.

DATED: [DATE]

ELDORADO GOLD CORPORATION
By:
Name:
Title:

6
Use for Borrowings of Loans.

7
This sentence is only required in the context of a Borrowing Request for rollovers or conversions of Loans.

8
This sentence is only required in the context of a Borrowing Request for a LIBO Rate Borrowing.

9
Use for Letters of Credit.

10
This certification need not be made on conversions or rollovers.

EXHIBIT B

FORM OF
ASSIGNMENT AND ASSUMPTION AGREEMENT

This assignment and assumption agreement (the “Assignment and Assumption”) is dated as of the Effective Date set out below and is entered into by and between [NAME OF ASSIGNOR] (the “Assignor”) and [NAME OF ASSIGNEE] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set out in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set out herein in full.

For good and valuable consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (a) all of the Assignor’s rights and obligations in its capacity as a [Term Credit/Revolving Credit/Additional LC Credit] Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor (including any Letters of Credit) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:
2.	Assignee:
[and is a Lender Affiliate of [NAME OF LENDER]]
3.	Borrower:	Eldorado Gold Corporation
4.	Administrative Agent:	HSBC Bank Canada, as the administrative agent under the Credit Agreement

5.	Credit Agreement:
Third Amended and Restated Credit Agreement dated as of May 13, 2019, made among the undersigned, as borrower (the “Borrower”), HSBC Bank Canada, as administrative agent (in such capacity, the “Administrative Agent”), HSBC Bank Canada, Bank of Montreal and National Bank of Canada as issuing banks, and the lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)

6.	Assigned Interest:

Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans1
$	$	%

Effective Date:                                         , 20      [To be inserted by Administrative Agent and which shall be the effective date of recordation of transfer in the register therefor.]

The terms set out in this Assignment and Assumption are hereby agreed to:

[NAME OF ASSIGNOR]
By:
Name:
Title:
[NAME OF ASSIGNEE]
By:
Name:
Title:

1           Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[Consented to and]2 Accepted:
HSBC BANK CANADA, as Administrative Agent
By:
Name:
Title:
[Consented to and]3 Accepted:
HSBC BANK CANADA, as Issuing Bank
By:
Name:
Title:
BANK OF MONTREAL, as Issuing Bank
By:
Name:
Title:
NATIONAL BANK OF CANADA, as Issuing Bank
By:
Name:
Title:
[Consented to:]4
[ELDORADO GOLD CORPORATION]
By:
Name:
Title:

2            To be added only if the consent of the Administrative Agent is required by the terms of section 9.4 of the Credit Agreement.
3            To be added only if the consent of the Issuing Bank is required by the terms of section 9.4 of the Credit Agreement.
4            To be added only if the consent of the Borrower is required by the terms of section 9.4 of the Credit Agreement.

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.             Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document

2.             Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.1(1) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender; and (b) agrees that (i) it shall, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it shall perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

3.             Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Effective Date or accrued subsequent to the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for the periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

4.             General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein

EXHIBIT C

FORM OF

COMPLIANCE CERTIFICATE

TO:	HSBC Bank Canada, as administrative agent under the Credit Agreement (the “Administrative Agent”)
AND TO:	The lenders from time to time parties to the Credit Agreement (the “Lenders”)
Reference is made to the Third Amended and Restated Credit Agreement dated as of May 13, 2019, made among the undersigned, as borrower (the “Borrower”), HSBC Bank Canada, as administrative agent (in such capacity, the “Administrative Agent”), HSBC Bank Canada, Bank of Montreal and National Bank of Canada as issuing banks, and the lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned, the [Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof: (i) a review of the consolidated financial statements of the Borrower for the [Fiscal Quarter] [Fiscal Year] ended [Specify last day of Fiscal Quarter/Fiscal Year], and of the activities of the Credit Parties during such [Fiscal Quarter] [Fiscal Year] has been made under the supervision of the undersigned with a view to determining whether the Credit Parties have fulfilled their obligations under the Credit Agreement and the other Loan Documents, (ii) all representations and warranties made in the Credit Agreement continue to be true and correct in all material respects as if made on the date hereof1, except where such representation or warranty refers to a different date, (iii) no Default or Event of Default has occurred2, and (iv) as at the end of the [Fiscal Quarter] [Fiscal Year] ended [Specify last day of Fiscal Quarter/Fiscal Year], the Borrower was in compliance with each of covenants set forth in Section 5.1(11) of the Credit Agreement.3 The Borrower’s compliance with each of such covenants as at the end of such [Fiscal Quarter] [Fiscal Year] is demonstrated by the figures set out on the financial covenant compliance worksheet attached hereto as Schedule A. Attached hereto as Schedule B is the management discussion and analysis required by Section 5.1(1)(d) of the Credit Agreement. Attached hereto as Schedule C is a list of the Material Subsidiaries as of the last day of the most recently completed Fiscal Quarter.

DATED: ______________________________

Name:
Title: [Officer]

1
If this is not the case, specify the nature of any change.

2
Or, if there is an outstanding Default or Event of Default, specify the nature and status thereof and the Borrower’s proposed response thereto.

3
Or, if there is non-compliance, specify same.

SCHEDULE A TO COMPLIANCE CERTIFICATE
FINANCIAL COVENANT COMPLIANCE WORKSHEET

RE:
Rolling Period ended [DATE].

INTEREST COVERAGE RATIO

Requirement: Maintain an Interest Coverage Ratio (EBITDA / Interest Expense) with respect to each Rolling Period of not less than 3.00 to 1.00 (Section 5.1(11)(a)).

1.
EBITDA

Most recent Rolling Period
(a) Net Income18 of the Borrower (excluding, without duplication (i) federal, provincial, state, local and foreign income tax expense or benefit, (ii) non-cash compensation expenses related to common stock and other Equity Securities issued to employees, (iii) extraordinary or non-recurring gains and losses and (iv) income or losses from discontinued operations)

(b) plus, to the extent deducted in computing such Net Income (but without duplication):
1. interest expense
2. depreciation, depletion and amortization of property, plant equipment and intangibles
3. other non-cash charges (including non-cash charges due to asset impairment or due to cumulative effects of changes in accounting principles)
EBITDA: (a) + (b)
2. Interest Expense
Interest Coverage Ratio: Ratio of (a) / (b)

18 I.e., net income of the Borrower on a Consolidated basis, excluding (i) income of Subsidiaries which, due to legal, regulatory or contractual restrictions, cannot be distributed, directly or indirectly, to the Borrower and (ii) income (or loss) of Persons prior to the date (x) such Persons became (or were amalgamated with) Subsidiaries or (y) such Persons’ property was acquired by Subsidiaries.

NET LEVERAGE RATIO

Requirement: Maintain a Net Leverage Ratio (Net Indebtedness / EBITDA) with respect to each Rolling Period of not more than (i) 5.00:1.00 for each Rolling Period up to and including the Rolling Period ending June 30, 2019; (ii) 4.50:1.00 for the Rolling Period ending September 30, 2019; (iii) 4.00:1.00 for the Rolling Period ending December 31, 2019 and (iv) 3.50:1.00 for each Rolling Period ending after December 31, 2019. (Section 5.1(11)(b)):

Most recent Rolling Period
(c) Net Indebtedness ((a) the aggregate amount of Indebtedness of the Borrower, determined on a Consolidated basis, minus (b) the aggregate amount of unencumbered cash and unencumbered Permitted Cash Investments, determined on a Consolidated basis, net of the aggregate amount of Taxes which would be payable in connection with any transfer to the Borrower of such amount

(d) EBITDA (amount from (a))
Net Leverage Ratio: Ratio of (c) / (d)

SCHEDULE B TO COMPLIANCE CERTIFICATE

MANAGEMENT DISCUSSION AND ANALYSIS

SCHEDULE C TO COMPLIANCE CERTIFICATE

MATERIAL SUBSIDIARIES

EXHIBIT D

Form of Promissory Note

Date: [●], 2019

THIS NOTE is made in connection with that certain third amended and restated credit agreement dated as of May 13, 2019, made among the undersigned, as borrower (the “Borrower”), HSBC Bank Canada, as administrative agent (in such capacity, the “Administrative Agent”), HSBC Bank Canada, Bank of Montreal and National Bank of Canada as issuing banks, and the lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used but not defined herein shall have the meanings given thereto in the Credit Agreement.

FOR VALUE RECEIVED the undersigned unconditionally promises to pay on the Maturity Date to [NAME OF LENDER] (the “Lender”) at the Payment Office in accordance with the provisions of the Credit Agreement, the aggregate unpaid principal balance from time to time of all Loans made by the Lender to the undersigned, with interest thereon at the rates and on the dates specified in the Credit Agreement both before and after maturity, default and judgment, until paid.

The holder of this Note is entitled to endorse on the attached schedules or a continuation of any thereof (which schedules and any such continuations thereof are made a part hereof) the date, Type and amount of each Loan, the date and amount of each payment or rollover thereof and, if applicable, the Interest Period with respect thereto and each conversion thereof. Each such endorsement shall constitute prima facie evidence of the accuracy of the information endorsed, provided that the failure to make any such endorsement or any error in any such endorsement shall not affect the obligations of the undersigned in respect of any Loan.

The unpaid principal amount due hereunder may be reduced to zero from time to time without affecting the validity of this note.

This note evidences indebtedness incurred under, and is subject to the terms and provisions of, the Credit Agreement, pursuant to which the indebtedness evidenced hereby may be required to be repaid in whole or in part or may become immediately due and payable, all as provided in the Credit Agreement.

This Note may not be transferred except in accordance with Section 9.4 of the Credit Agreement

This promissory note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province. This promissory note shall become effective when it has been executed and delivered. Time shall be of the essence of this promissory note in all respects.

ELDORADO GOLD CORPORATION
By:
Name:
Title:

SCHEDULES

SCHEDULE I: CANADIAN PRIME LOANS AND REPAYMENTS

Date	Amount of Canadian Prime Loans	Amount Canadian Prime Loans Repaid	Aggregate Unpaid Principal Balance of Canadian Prime Loans	Notation made by

SCHEDULE II: LIBO RATE LOANS/ROLLOVERS, CONVERSIONS AND REPAYMENTS

Date	Amount of LIBO Rate Loans/ Rollover	Amount Converted to LIBO Rate Loans	Interest Period	Amount of LIBO Rate Loans Repaid	Amount of LIBO Rate Loans Converted to Base Rate Loans	Aggregate Unpaid Principal Balance of LIBO Rate Loans	Notation made by

SCHEDULE III: BASE RATE LOANS/ROLLOVERS, CONVERSIONS AND REPAYMENTS

Date	Amount of Base Rate Loans/ Rollover	Amount Converted to Base Rate Loans	Amount of Base Rate Loans Repaid	Amount of Base Rate Loans Converted to LIBO Rate Loans	Aggregate Unpaid Principal Balance of Base Rate Loans	Notation made by

EXHIBIT E

FORM OF INTERCOMPANY SUBORDINATION AGREEMENT

THIS INTERCOMPANY SUBORDINATION AGREEMENT (“this Agreement”) dated as of [●], 2019 is made by each of the undersigned (together with each Person that becomes a party hereto after the date hereof pursuant to Section 7 hereof, the “Junior Creditors” and each, a “Junior Creditor”) in favour of HSBC Bank Canada (“HSBC”), as administrative agent (together with its successors and assigns in such capacity, the “Senior Agent”) for the Secured Parties referred to in that certain third amended and restated credit agreement dated as of May 13, 2019 (as amended, restated, supplemented or otherwise modified from time to time, the “Senior Credit Agreement”), among Eldorado Gold Corporation, as borrower (the “Borrower”), HSBC, as Senior Agent, the lenders from time to time parties thereto and HSBC Bank Canada, Bank of Montreal and National Bank of Canada, as issuing banks, and HSBC Securities (USA) Inc., as lead arranger and sole bookrunner.

For good and valuable consideration, each Junior Creditor agrees in favour of the Senior Agent, for the benefit of the Secured Parties, as follows:

1.                        Definitions. Capitalized terms used but not otherwise defined herein (including the preamble hereto) shall have the meanings given to them in the Senior Credit Agreement, and the following terms have the following meanings:

“Bankruptcy Action” means (a) the appointment of a receiver, receiver and manager or interim receiver of any Credit Party or any of its assets, or (b) the commencement of any bankruptcy, insolvency or similar proceeding with respect to any Credit Party.

“Junior Debt” means, collectively, all present and future indebtedness, liabilities and obligations of any and every kind, nature and description whatsoever and howsoever incurred (whether direct or indirect, absolute or contingent, matured or unmatured, whether as principal debtor, guarantor, surety or otherwise) of any Credit Party to the Junior Creditors.

“Junior Payment” means, with respect to any Junior Debt, (a) any payment or distribution by any party of cash, securities, or other form of property, including by the exercise of a right of set-off or in any other manner, on account of such Junior Debt, or (b) any redemption, purchase or other acquisition of such Junior Debt by any party.

“Senior Debt” means the Secured Liabilities as defined in the Senior Credit Agreement.

2.                        Postponement. Each Junior Creditor hereby agrees that upon the occurrence and during the continuance of an Event of Default, the Junior Debt is postponed and subordinated to, and made subject in right of payment to the prior payment in cash of, all Senior Debt.

3.                        Payment Restriction. Notwithstanding the terms of the Junior Debt, upon the occurrence and during the continuance of an Event of Default, (i) no Credit Party (or any party on its behalf) shall make or shall be entitled to make, and the Junior Creditors shall not accept and shall not be entitled to accept, any Junior Payment, (ii) the Junior Creditors shall not set-off or apply any amount that may be owed or become owing by any Junior Creditor to any Credit Party against the Junior Debt, and (c) the Junior Creditors shall not make demand for payment of the Junior Debt.

4.                        Security. The Junior Creditors confirm that the Junior Debt is unsecured.

5.                        Bankruptcy Action. The Junior Creditors shall not, at any time, take any Bankruptcy Action in respect of the Junior Debt.

6.                        Proceeds Held in Trust. If, after the occurrence and during the continuance of an Event of Default, any payment is made to or received by any Junior Creditor in respect of any Junior Debt, such Junior Creditor shall hold such payment in trust for the Senior Agent and shall pay such payment to the Senior Agent, within 3 Business Days of its receipt thereof, for application against the Senior Debt.

7.                       New Subsidiaries. Any Subsidiary of the Borrower may become a party to this Agreement by executing and delivering to the Senior Agent a counterpart hereof. Upon the execution and delivery of such counterpart by such Subsidiary, such Subsidiary shall become a Junior Creditor hereunder with the same force and effect as if originally named as a Junior Creditor hereunder.

8.                        Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[signatures on the next following page]

IN WITNESS WHEREOF each Junior Creditor has executed this Subordination and Postponement Agreement as of the date first above written.

Address: Attention: Facsimile No.:	[JUNIOR CREDITOR] By: Name: Title: By: Name: Title:
Address: Attention: Facsimile No.:	[JUNIOR CREDITOR] By: Name: Title: By: Name: Title:

EXHIBIT F

FORM OF PREPAYMENT NOTICE

TO:
HSBC Bank Canada, as Administrative Agent under the Credit Agreement referred to below

We refer to the Third Amended and Restated Credit Agreement dated as of May 13, 2019, made among the undersigned, as borrower (the “Borrower”), HSBC Bank Canada, as administrative agent (in such capacity, the “Administrative Agent”), HSBC Bank Canada, Bank of Montreal and National Bank of Canada as issuing banks, and the lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). All capitalized terms used and not otherwise defined herein have the meanings given to them in the Credit Agreement.

The Borrower hereby gives you notice irrevocably that it elects to repay a [Canadian Prime Loan] [Base Rate Loan] [LIBO Rate Loan] or a portion thereof under the [Revolving Credit Commitments/Term Credit Commitments], as set forth below:

1.
The proposed repayment date is ______________________

2.
The amount of the Loan to be repaid is _________________________

ELDORADO GOLD CORPORATION
By:
Name:
Title:

EXHIBIT G

FORM OF INTERCREDITOR AGREEMENT

THIS INTERCREDITOR AGREEMENT is dated as of [         ], 2019, among HSBC BANK CANADA, as First Lien Agent, and [       ], as Credit Agreement Agent, each Other First Priority Lien Obligations Agent from time to time party hereto, each in its capacity as First Lien Agent and [ ], as Trustee and Second Priority Collateral Agent and each collateral agent for any Future Second Lien Indebtedness from time to time party hereto, each in its capacity as Second Priority Agent.

A.           ELDORADO GOLD CORPORATION, a corporation incorporated and existing under the Canada Business Corporations Act (the “Borrower”) (i) is a party to the Third Amended and Restated Credit Agreement dated as of [         ], 2019 (as the same may be amended, amended and restated, replaced, Refinanced, supplemented or otherwise modified from time to time, the “Credit Agreement”) with the lenders party thereto from time to time, HSBC Bank Canada, as administrative agent, and the other parties thereto and (ii) may become a party to Other First Priority Lien Obligations Credit Documents;

B.           The Borrower (i) is a party to the Indenture dated as of [          ], 2019, (as the same may be amended, amended and restated, replaced, Refinanced, supplemented or otherwise modified from time to time, the “Second Priority Senior Secured Notes Indenture”) with [the guarantors party thereto and] [          ], as Trustee and Second Priority Collateral Agent and (ii) may become a party to Second Priority Documents governing Future Second Lien Indebtedness;

Accordingly, in consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1
DEFINITIONS.

1.1
Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” shall mean this Agreement, as amended, restated, renewed, extended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Bankruptcy Laws” shall mean the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-Up Act (Canada), each as amended, and any other applicable domestic Canadian or foreign law for the relief of debtors.

“Closing Date” shall mean [          ], 2019.

“Common Collateral” shall mean all of the assets of any Grantor, whether real, personal or mixed, constituting both Senior Lender Collateral and Second Priority Collateral, including without limitation any assets in which the First Lien Agents are automatically deemed to have a Lien pursuant to the provisions of Section 2.3.

“Comparable Second Priority Collateral Document” shall mean in relation to any Common Collateral subject to any Lien created under any Senior Collateral Document, those Second Priority Collateral Documents that create a Lien on the same Common Collateral, granted by the same Grantor.

“Conforming Plan of Reorganization” means any Plan of Reorganization whose provisions are consistent with the provisions of this Agreement, including one that (i) does not grant the Second Priority Agent or any Second Priority Secured Party any right or benefit, directly or indirectly, which right or benefit is expressly prohibited at such time by the provisions of this Agreement and (ii) unless accepted by the Required Lenders in accordance with applicable Bankruptcy Laws, provides for the Discharge of Senior Lender Claims upon the effective date thereof.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Agreement” shall have the meaning set forth in the recitals and, unless the context clearly otherwise requires, shall include any Replacement Credit Agreement.

“Credit Agreement Agent” shall mean HSBC Bank Canada, in its capacity as administrative agent for the Senior Lenders under the Credit Agreement and the other Senior Lender Documents entered into pursuant to the Credit Agreement, together with its successors in such capacity; provided, however, that if the Credit Agreement is Refinanced by a Replacement Credit Agreement, then all references herein to the Credit Agreement Agent shall refer to the administrative agent (or trustee) under the Replacement Credit Agreement.

“Credit Agreement Lender” shall mean a “Lender” as defined in the Credit Agreement.

“DIP Financing” shall have the meaning set forth in Section 6.1.

“Discharge of Credit Agreement Obligations” shall mean, except to the extent otherwise provided in Section 5.6, a Discharge of Senior Lender Claims solely with respect to outstanding Obligations under the Credit Agreement or any other Loan Document (as defined in the Credit Agreement) and all outstanding Senior Lender Cash Management Obligations and Senior Lender Hedging Obligations.

“Discharge of Senior Lender Claims” shall mean, except to the extent otherwise provided in Section 5.6, the termination of all commitments of the Senior Lenders under their respective Senior Lender Documents and the payment in full in cash (except for contingent indemnities and cost and reimbursement obligations to the extent no claim has been made) of (a) all Obligations in respect of all outstanding Senior Lender Claims and, with respect to letters of credit or letter of credit guaranties outstanding thereunder, the expiration or termination thereof or delivery of cash collateral or backstop letters of credit in respect thereof in compliance with the Credit Agreement or such Other First Priority Lien Obligations Credit Documents, as applicable, in each case concurrently with the termination of all commitments to extend credit thereunder and (b) any other Senior Lender Claims that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid; provided that the Discharge of Senior Lender Claims shall not be deemed to have occurred if such payments are made with the proceeds of other Senior Lender Claims that constitute an exchange or replacement for or a Refinancing of such Senior Lender Claims which exchange, replacement or Refinancing has been designated in writing by the First Lien Agent (under the Senior Lender Claims so exchanged, replaced or refinanced) to the First Priority Designated Agent and the Second Priority Designated Agent as “Senior Lender Claims” for purposes of this Agreement.

“Enforcement Action” shall mean any action under applicable law:

(1)             to foreclose, execute or levy on, collect on, take possession of or control of, or sell or otherwise realize upon (judicially or non-judicially) or to lease, license or otherwise dispose of (whether publicly or privately), any Common Collateral or otherwise to exercise or enforce remedial rights with respect to Common Collateral under the Senior Lender Documents or any other applicable agreement, document or instrument pertaining thereto (including, without limitation, by way of setoff, noticing of any public or private sale or other disposition pursuant to the PPSA or other applicable law, notification of account debtors, notification of depositary banks under deposit account control agreements or exercise of rights under landlord consents, if applicable),

(2)             to solicit bids from third parties to conduct the liquidation or disposition of any Common Collateral or to engage or retain sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers or other third parties for the purposes of valuing, marketing, promoting and selling any Common Collateral,

(3)             to receive a transfer of Common Collateral in satisfaction of any indebtedness or other obligation secured thereby,

(4)           to otherwise enforce any security interest or exercise any other right or remedy, as a secured creditor or otherwise, pertaining to the Common Collateral at law, in equity or pursuant to the Senior Lender Documents or any other applicable agreement, document or instrument pertaining thereto (including, without limitation, the commencement of any applicable legal proceedings or other actions against or with respect to all or any portion of the Common Collateral to facilitate the actions described in the immediately preceding clauses (1), (2) and (3), and exercising voting rights in respect of any equity interests comprising Common Collateral), or

(5)           to effect the disposition of any Common Collateral by any Grantor after the occurrence and during the continuation of an event of default under the Senior Lender Documents without the consent of the First Lien Agents.

“First Lien Agent” shall mean each of (a) HSBC Bank Canada, in its capacity as the Credit Agreement, Agent and (b) any Other First Priority Lien Obligations Agent.

“First Lien Parity Intercreditor Agreement” shall mean an agreement among each First Lien Agent allocating rights among the various Senior Lenders with respect to the Senior Lender Collateral.

“First Priority Designated Agent” shall mean (i) the Credit Agreement Agent, until such time as the Discharge of Credit Agreement Obligations has occurred, and (ii) thereafter, the First Lien Agent serving as the “Applicable Authorized Representative” (as such term or similar term is defined in the First Lien Parity Intercreditor Agreement). When any First Lien Agent other than the Credit Agreement Agent becomes the Applicable Authorized Representative under such First Lien Parity Intercreditor Agreement it shall send a written notice thereof to the Second Priority Designated Agent and the Grantors.

“Future Second Lien Indebtedness” shall mean Indebtedness or Obligations (other than Noteholder Claims with respect to the Second Lien Notes) of the Borrower or any of the other Grantors, to the extent applicable, that are to be secured by the Second Priority Collateral on a junior basis to the Senior Lender Claims and are so designated as Future Second Lien Indebtedness in accordance with, and satisfying the conditions set forth in, Section 8.22 hereof; provided, however, that such Future Second Lien Indebtedness is permitted to be so incurred and secured in accordance with each Senior Lender Document and each Second Priority Document in effect at the time of such incurrence.

“Governmental Authority” shall mean any nation or government, any state, provincial, territorial or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Grantors” shall mean the Borrower, each other Credit Party that has executed and delivered a Senior Collateral Document and each of the Subsidiaries that has executed and delivered a Senior Collateral Document.

“Hedge Agreement” shall have the meaning set forth in the Credit Agreement.

“Indebtedness” shall mean and include all obligations that constitute “Indebtedness” within the meaning of the Credit Agreement and the Second Priority Senior Secured Notes Indenture, the Other First Priority Lien Obligations Credit Documents or any other document or instrument evidencing or governing any Future Second Lien Indebtedness.

“Indenture Secured Parties” shall mean the Persons holding Noteholder Claims, including the Trustee and the Second Priority Collateral Agent.

“Insolvency or Liquidation Proceeding” shall mean (a) any voluntary or involuntary case or proceeding under any Bankruptcy Law with respect to any Grantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, interim receivership, liquidation, reorganization or other similar case or proceeding with respect to any Grantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Grantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Grantor.

“Lien” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, deemed trust, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any agreement to give any of the foregoing and any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any other arrangement having the effect of providing security.

“Loan Documents” shall mean the Credit Agreement and the other “Loan Documents” as defined in the Credit Agreement.

“Non-Conforming Plan of Reorganization” shall mean any Plan of Reorganization which either (i) grants any Second Priority Agent or any Second Priority Secured Party any right or benefit, directly or indirectly, which right or benefit is expressly prohibited at such time by the provisions of this Agreement or (ii) unless accepted by the Required Lenders in accordance with any provision of any applicable Bankruptcy Law, fails to provide for the Discharge of Senior Lender Claims upon the effective date thereof.

“Noteholder Claims” shall mean all Obligations in respect of the Notes or arising under the Noteholder Documents or any of them, including all fees, expenses, indemnities or other amounts due or that may be due to the Trustee or the Second Priority Collateral Agent thereunder.

“Noteholder Collateral” shall mean all of the assets of the Grantors, whether real, personal or mixed, with respect to which a Lien is granted as security for any Noteholder Claim.

“Noteholder Collateral Agreement” shall mean the Second Lien Security Agreement dated as of [ ], 2019, among the Borrower, certain other Grantors, the Trustee, the Second Priority Collateral Agent and the other parties thereto from time to time, in respect of the Second Priority Senior Secured Notes Indenture, as may be amended, restated, supplemented or otherwise modified from time to time.

“Noteholder Collateral Documents” shall mean the Noteholder Collateral Agreement and any other document or instrument pursuant to which a Lien is granted by any Grantor to secure any Noteholder Claims or under which rights or remedies with respect to any such Lien are governed.

“Noteholder Documents” shall mean (a) the Second Priority Senior Secured Notes Indenture, the Notes, the Noteholder Collateral Documents and (b) any other related document or instrument executed and delivered pursuant to any Noteholder Document described in clause (a) above evidencing or governing any Obligations thereunder.

“Notes” shall mean (a) the Second Lien Notes and (b) any additional notes issued under the Second Priority Senior Secured Notes Indenture to the extent permitted by the Senior Lender Documents and the Second Priority Documents in effect at the time of such incurrence.

“Obligations” shall mean, with respect to any Person, any payment, performance or other obligations of such Person of any kind including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any Insolvency or Liquidation Proceeding. Without limiting the generality of the foregoing, the Obligations of any Grantor under any Senior Lender Document or Second Priority Document include the obligations to pay principal, interest (including interest, fees, or expenses accrued on or accruing after the commencement of any Insolvency or Liquidation Proceeding, whether or not a claim for post-filing interest, fees, or expenses is allowed or allowable in such proceeding) or premium on any Indebtedness, letter of credit commissions (if applicable), charges, expenses, fees, attorneys’ fees and disbursements, indemnities and other amounts payable by such Grantor to reimburse any amount in respect of any of the foregoing that any Senior Lender or Second Priority Secured Party, in its sole discretion, may elect to pay or advance on behalf of such Grantor.

“Other First Priority Lien Obligations” shall mean all Obligations owing under any Other First Priority Lien Obligations Document; provided, however, for the avoidance of doubt, none of the Obligations under the Credit Agreement or any other Loan Document, or any Senior Lender Cash Management Obligations or Senior Lender Hedging Obligations shall constitute Other First Priority Lien Obligations.

“Other First Priority Lien Obligations Agent” shall mean, with respect to any Other First Priority Lien Obligations Credit Document, the Person elected, designated or appointed as the administrative agent, trustee, collateral agent or similar representative with respect to such Other First Priority Lien Obligations Credit Document by or on behalf of the holders of such Other First Priority Lien Obligations, and its respective successors in such capacity, in accordance with Section 8.22.

“Other First Priority Lien Obligations Credit Document” shall mean any (a) instruments, agreements or documents evidencing debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (b) debt securities, indentures and/or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (c) instruments or agreements evidencing any other indebtedness, in each case incurred by the Borrower or any of its Subsidiaries, to the extent applicable, and that are to be secured by the Senior Lender Collateral on a senior basis to the Second Priority Claims and are so designated as an Other First Priority Lien Obligations Credit Document in accordance with, and satisfying the conditions set forth in, Section 8.22 hereof; provided, however, that such Other First Priority Lien Obligations are permitted to be so incurred and secured in accordance with this Agreement and each Senior Lender Document and each Second Priority Document in effect at the time of such incurrence; provided, further, that, if such instrument, agreement or other document will be the initial Other First Priority Lien Obligations Credit Document entered into after the date hereof, then the Grantors, the Credit Agreement Agent and the Other First Priority Lien Obligations Agent for such Obligations shall have executed and delivered the First Lien Parity Intercreditor Agreement.

“Other First Priority Lien Obligations Documents” shall mean each Other First Priority Lien Obligations Credit Document and each Other First Priority Lien Obligations Security Document related thereto.

“Other First Priority Lien Obligations Security Documents” shall mean any security agreement or any other document now existing or entered into after the date hereof that create Liens on any assets or properties of any Grantor to secure any Other First Priority Lien Obligations.

“Person” shall mean any natural person, corporation, limited liability company, unlimited liability company, trust, joint venture, association, company, partnership, limited partnership, Governmental Authority or other entity.

“Plan of Reorganization” shall mean any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any Insolvency or Liquidation Proceeding.

“Pledged Collateral” shall mean the Common Collateral in the possession of any First Lien Agent (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the PPSA or any other applicable law.

“PPSA” shall mean the Personal Property Security Act from time to time in effect in the Province of Ontario.

“Recovery” shall have the meaning set forth in Section 6.4.

“Refinance” means, in respect of any Indebtedness, to refinance, replace or repay, or to issue other Indebtedness, in exchange or replacement for, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Replacement Credit Agreement” means any loan agreement, indenture or other agreement that (i) Refinances the Credit Agreement so long as, after giving effect to such Refinancing, the agreement that was the Credit Agreement immediately prior to such Refinancing is no longer secured, or required to be secured, by any of the Common Collateral and (ii) becomes the Credit Agreement hereunder by designation as such pursuant to Section 5.6.

“Required Lenders” shall mean, with respect to any Senior Lender Document, those Senior Lenders the approval of which is required to approve an amendment or modification of, termination or waiver of any provision of or consent to any departure from such Senior Lender Document (or would be required to effect such consent under this Agreement if such consent were treated as an amendment of such Senior Lender Document).

“Second Lien Notes” shall mean $300,00,000 aggregate principal amount of the Borrower’s Second Lien Senior Secured Notes due 2024, issued pursuant to the Second Priority Senior Secured Notes Indenture and any notes issued by the Borrower in exchange for, and as contemplated by, the Second Lien Notes.

“Second Priority Agents” shall mean (a) the Second Priority Collateral Agent as collateral agent for the Indenture Secured Parties and (b) the collateral agent for any Future Second Lien Indebtedness that is named as the Second Priority Agent in respect of such Future Second Lien Indebtedness in accordance with Section 8.22.

“Second Priority Claims” shall mean the Noteholder Claims and all other Obligations in respect of, or arising under, the Second Priority Documents, including all fees, expenses, indemnities or other amounts due or that may be due to the Trustee and the Second Priority Agents for any Future Second Lien Indebtedness.

“Second Priority Collateral” shall mean the Noteholder Collateral and all of the assets of the Grantors, whether real, personal or mixed, with respect to which a Lien is granted, or purported to be granted, as security for any Second Priority Claim.

“Second Priority Collateral Agent” shall mean Computershare Trust Company of Canada, in its capacity as collateral agent under the Second Priority Senior Secured Notes Indenture and the Second Priority Collateral Documents, and its successors in such capacity.

“Second Priority Collateral Agreements” shall mean the Noteholder Collateral Agreement and any comparable agreement(s) with respect to any Future Second Lien Indebtedness.

“Second Priority Collateral Documents” shall mean the Noteholder Collateral Documents, the Second Priority Collateral Agreements and any other agreement, document or instrument pursuant to which a Lien is now or hereafter granted securing any Second Priority Claims or under which rights or remedies with respect to such Liens are at any time governed.

“Second Priority Designated Agent” shall mean such agent or trustee as is designated “Second Priority Designated Agent” by Second Priority Secured Parties holding a majority in aggregate principal amount of the Second Priority Claims then outstanding; it being understood that as of the date of this Agreement, the Second Priority Collateral Agent shall be so designated as the Second Priority Designated Agent. When any Second Priority Agent other than the Second Priority Collateral Agent becomes the Second Priority Designated Agent it shall send a written notice thereof to the First Priority Designated Agent and the Grantors.

“Second Priority Documents” shall mean the Noteholder Documents and any other document or instrument evidencing or governing any Future Second Lien Indebtedness.

 “Second Priority Lien” shall mean any Lien on any assets of any Grantor securing any Second Priority Claims.

“Second Priority Secured Parties” shall mean the Indenture Secured Parties and all other Persons holding any Second Priority Claims, including any Second Priority Agent for any Future Second Lien Indebtedness.

 “Second Priority Senior Secured Notes Indenture” shall have the meaning set forth in the recitals.

“Secured Hedge Agreements” shall mean each Hedge Agreement entered into by a Grantor or any other Subsidiary that (i) is in effect on the Closing Date with a counterparty that is a Credit Agreement Lender or any Affiliate of a Credit Agreement Lender as of the Closing Date or (ii) is entered into after the Closing Date with any counterparty that is a Credit Agreement Lender or any Affiliate of a Credit Agreement Lender at the time such Hedge Agreement is entered into.

“Senior Collateral Agreement” shall mean the First Lien Security Agreement, dated as of [          ], 2019, among the Borrower, certain other Grantors, and HSBC Bank Canada, as administrative agent for the secured parties referred to therein, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Senior Collateral Documents” shall mean the Senior Collateral Agreement, the Other First Priority Lien Obligations Security Documents and any security agreement, mortgage, deed of trust, pledge agreement or other agreement, document or instrument pursuant to which a Lien is now or hereafter granted securing any Senior Lender Claims or under which rights or remedies with respect to such Lien are at any time governed.

“Senior Lender Cash Management Obligations” shall mean, with respect to any Grantor or any Subsidiary, all Obligations of such Grantor or such Subsidiary in respect of any overdraft and related liabilities arising from treasury, depository, credit or debit card or cash management services or any automated clearing house transfers of funds owed to a Person that is a Credit Agreement Lender or any Affiliate of a Credit Agreement Lender as of or following the Closing Date or at the time such overdraft and related liabilities arising from treasury, depository, credit or debit card, purchasing card or cash management services or any automated clearing house transfers of funds is entered into.

“Senior Lender Claims” shall mean all Obligations arising under the Credit Agreement, the Other First Priority Lien Obligations Credit Documents and any other Senior Lender Documents, whether or not such Obligations constitute Indebtedness, including, without limitation, (a) Senior Lender Hedging Obligations, (b) Senior Lender Cash Management Obligations and (c) Obligations under any agreement that is an exchange or replacement for or an extension, increase or refinancing of any other Senior Lender Claims. Senior Lender Claims shall include all interest, fees, and expenses accrued or accruing after the commencement of an Insolvency or Liquidation Proceeding in accordance with and at the rate specified in the relevant Senior Lender Documents whether or not the claim for such interest, fees, or expenses is allowed or allowable as a claim in such Insolvency or Liquidation Proceeding.

“Senior Lender Collateral” shall mean all of the assets of any Grantor, whether real, personal or mixed, with respect to which a Lien is granted, or purported to be granted, as security for any Senior Lender Claim.

“Senior Lender Documents” shall mean (a) the Loan Documents and (b) the Other First Priority Lien Obligations Credit Documents, the Senior Collateral Documents and each of the other agreements, documents and instruments (including each agreement, document or instrument providing for or evidencing a Senior Lender Hedging Obligation or Senior Lender Cash Management Obligation) providing for, evidencing or securing any Senior Lender Claim, including, without limitation, any Obligation under the Credit Agreement and any other related document or instrument executed or delivered pursuant to any such document at any time or otherwise evidencing or securing any Obligation arising under any such document.

“Senior Lender Hedging Obligations” shall mean any Obligations under Secured Hedge Agreements.

“Senior Lenders” shall mean the Persons holding Senior Lender Claims, including the First Lien Agents.

“Subsidiary” shall mean any “Subsidiary” of the Borrower as defined in the Credit Agreement as in effect as of the date hereof.

“Trustee” shall mean Computershare Trust Company of Canada, in its capacity as trustee under the Second Priority Senior Secured Notes Indenture and its successors in such capacity.

1.2
Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified in accordance with this Agreement, (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections shall be construed to refer to Sections of this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 2
LIEN PRIORITIES.

2.1
Subordination of Liens. Notwithstanding (i) the date, time, method, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection (including any defect or deficiency or alleged defect or deficiency in any of the foregoing) of any Liens granted to the Second Priority Secured Parties on the Common Collateral or of any Liens granted to any First Lien Agent or Senior Lenders on the Common Collateral, (ii) any provision of the PPSA of any applicable jurisdiction, any Bankruptcy Law, or any other applicable law or the Second Priority Documents or the Senior Lender Documents, (iii) whether any First Lien Agent, either directly or through agents, holds possession of, or has control over, all or any part of the Common Collateral, (iv) the fact that any such Liens may be subordinated, voided, avoided, invalidated or lapsed or (v) any other circumstance of any kind or nature whatsoever, each Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, hereby agrees that: (a) any Lien on the Common Collateral securing any Senior Lender Claims now or hereafter held by or on behalf of any First Lien Agent or any Senior Lenders or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall have priority over and be senior in all respects and prior to any Lien on the Common Collateral securing any Second Priority Claims and (b) any Lien on the Common Collateral securing any Second Priority Claims now or hereafter held by or on behalf of the Second Priority Agent or any Second Priority Secured Parties or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Common Collateral securing any Senior Lender Claims. All Liens on the Common Collateral securing any Senior Lender Claims shall be and remain senior in all respects and prior to all Liens on the Common Collateral securing any Second Priority Claims for all purposes, whether or not such Liens securing any Senior Lender Claims are adequately perfected or are subordinated to any Lien securing any other obligation of the Borrower, any other Grantor or any other Person.

2.2
Prohibition on Contesting Liens. Each Second Priority Agent, for itself and on behalf of each applicable Second Priority Secured Party for which it serves as Second Priority Agent, and each First Lien Agent, for itself and on behalf of each Senior Lender in respect of which it serves as First Lien Agent, agrees that it shall not (and hereby waives any right to) take any action to challenge, contest or support any other Person in contesting or challenging, directly or indirectly, in any proceeding (including any Insolvency or Liquidation Proceeding), the validity, perfection, priority or enforceability of (a) a Lien securing any Senior Lender Claims held (or purported to be held) by or on behalf of any First Lien Agent or any of the Senior Lenders or any agent or trustee therefor in any Senior Lender Collateral or (b) a Lien securing any Second Priority Claims held (or purported to be held) by or on behalf of any Second Priority Secured Party in any Second Priority Collateral, as the case may be; provided, however, that nothing in this Agreement shall be construed to prevent or impair the rights of (i) any First Lien Agent or any Senior Lender to enforce this Agreement (including the priority of the Liens securing the Senior Lender Claims as provided in Section 2.1) or any of the Senior Lender Documents or (ii) any Second Priority Agent to enforce this Agreement.

2.3
No New Liens or Guarantees.

(a)
So long as the Discharge of Senior Lender Claims has not occurred and, subject to Section 6 , the Second Priority Agent agrees, for itself and on behalf of each applicable Second Priority Secured Party, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Borrower or any other Grantor, that it shall not acquire or hold (i) any Lien on any assets of the Borrower or any other Grantor securing any Second Priority Claims that are not also subject to the first-priority Lien in respect of the Senior Lender Claims under the Senior Lender Documents, or (ii) any guarantee or other credit support from any Subsidiary which has not also provided a substantially equivalent guarantee or other credit support to any First Lien Agent. If any Second Priority Agent or any Second Priority Secured Party shall (nonetheless and in breach hereof) acquire or hold any Lien on any asset of the Borrower or any other Grantor that is not also subject to the first-priority Lien in respect of the Senior Lender Claims under the Senior Lender Documents or the guarantee or other credit support from any Subsidiary that has not also been granted to any First Lien Agent, then such Second Priority Agent or Second Priority Secured Party shall, without the need for any further consent of any party and notwithstanding anything to the contrary in any other document, be deemed to also hold and have held such Lien, guarantee or other credit support for the benefit of each First Lien Agent and each other Senior Lender as security for the Senior Lender Claims (subject to the lien priority and other terms hereof).

(b)
So long as the Second Priority Claims remain outstanding and, subject to Section 6, each First Lien Agent agrees, for itself and on behalf of each applicable Senior Lender, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Borrower or any other Grantor, that it shall not acquire or hold (i) any Lien on any assets of the Borrower or any other Grantor constituting (or that is intended to constitute) Common Collateral securing any Senior Lender Claims that are not also subject to the second-priority Lien in respect of the Second Priority Claims under the Second Priority Documents or (ii) any guarantee or other credit support from any Subsidiary which has not also provided a substantially equivalent guarantee or other credit support to any Second Priority Agent. If any First Lien Agent or any Senior Lender shall (nonetheless and in breach hereof) acquire or hold any Lien on any Common Collateral that is not also subject to the second-priority Lien in respect of the Second Priority Claims under the Second Priority Documents or any guarantee or other credit support from any Subsidiary that has not also been granted to any Second Priority Agent, then such First Lien Agent or Senior Lender shall, without the need for any further consent of any party and notwithstanding anything to the contrary in any other document, be deemed to also hold and have held such Lien, guarantee or other credit support for the benefit of the Second Priority Agents and each other Second Priority Secured Party as security for the Second Priority Claims (subject to the lien priority and other terms hereof).

(c)
Notwithstanding anything in this Agreement or any other Senior Lender Documents or Second Priority Documents to the contrary, collateral consisting of cash and deposit account balances pledged to secure Obligations under any Senior Lender Document consisting of reimbursement obligations in respect of letters of credit held by the Credit Agreement Agent, including pursuant to Section 2.19 of the Credit Agreement (or any equivalent successor provision) shall be applied as specified in the Credit Agreement and will not be subject to provisions of this Section 2.3.

2.4
Nature of First Lien Obligations. Each Second Priority Agent, for itself and on behalf of the other Second Priority Secured Parties, acknowledges that (a) a portion of the Obligations included among the Senior Lender Claims are revolving in nature, (b) the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, (c) the terms of the Senior Lender Claims may be modified, extended, renewed or amended from time to time, and (d) the aggregate amount of the Senior Lender Claims may be increased or Refinanced, in either event, without notice to or consent by the Second Priority Secured Parties and without affecting the provisions hereof. The lien priorities provided in Sections 2.1 and 2.2 shall not be altered or otherwise affected by any such amendment, modification, supplement, extension, repayment, reborrowing, increase, replacement, renewal, restatement or Refinancing of either the Senior Lender Claims or the Second Priority Claims, or any portion thereof.

2.5
Perfection of Liens. Neither the First Lien Agents nor the Senior Lenders shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Common Collateral for the benefit of the Second Priority Agents and the Second Priority Secured Parties. The provisions of this Agreement are intended solely to govern the respective Lien priorities as between the Senior Lenders and the Second Priority Secured Parties and shall not impose on the First Lien Agents, the Second Priority Agents, the Second Priority Secured Parties or the Senior Lenders or any agent or trustee therefor any obligations in respect of the disposition of proceeds of any Common Collateral which would conflict with prior perfected claims therein in favor of any other Person or any order or decree of any court or governmental authority or any applicable law.

2.6
Waiver of Marshalling. Until the Discharge of Senior Lender Claims, each Second Priority Agent, on behalf of itself and the applicable Second Priority Secured Parties, agrees not to assert and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of, any marshalling, appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to the Common Collateral or any other similar rights a junior secured creditor may have under applicable law.

SECTION 3
ENFORCEMENT.

3.1
Exercise of Remedies.

(a)
So long as the Discharge of Senior Lender Claims has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Borrower or any other Grantor, (i) no Second Priority Agent or any Second Priority Secured Party will (x) exercise or seek to exercise any rights or remedies (including setoff or recoupment) with respect to any Common Collateral or any other security in respect of any applicable Second Priority Claims, or exercise any right under any lockbox agreement, control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement, or institute any action or proceeding with respect to such rights or remedies (including any action of enforcement, collection, execution, levy or foreclosure), (y) contest, protest or object to any foreclosure, power of sale or other similar proceeding or action brought with respect to the Common Collateral or any other collateral by any First Lien Agent or any Senior Lender in respect of the Senior Lender Claims, the exercise of any right by any First Lien Agent or any Senior Lender (or any agent or sub-agent on their behalf) in respect of the Senior Lender Claims under any lockbox agreement, control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which any Second Priority Agent or any Second Priority Secured Party either is a party or may have rights as a third party beneficiary, or any other exercise by any such party, of any rights and remedies relating to the Common Collateral or any other collateral under the Senior Lender Documents or otherwise in respect of Senior Lender Claims, provided that the respective interests of the Second Priority Secured Parties attach to the proceeds thereof, subject to the relative priorities described in this Agreement, or (z) object to the forbearance by the Senior Lenders from bringing or pursuing any foreclosure, power of sale or other similar proceeding or action or any other exercise of any rights or remedies relating to the Common Collateral or any other collateral in respect of Senior Lender Claims and (ii) except as otherwise provided herein (including Section 5.1), each First Lien Agent and the Senior Lenders shall have the exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt) and make determinations regarding the release, disposition or restrictions with respect to the Common Collateral without any consultation with, or the consent, of any Second Priority Agent or any Second Priority Secured Party; provided, however, that (A) in any Insolvency or Liquidation Proceeding commenced by or against the Borrower or any other Grantor, each Second Priority Agent may file a proof of claim with respect to the applicable Second Priority Claims, (B) each Second Priority Agent may take any action (not adverse to the prior Liens on the Common Collateral securing the Senior Lender Claims, or the rights of either First Lien Agent or the Senior Lenders to exercise remedies in respect thereof) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection and priority of its Lien on, the Common Collateral (including, without limitation, sending such notices of the existence of, or any evidence or confirmation of, the Second Priority Claims or the Liens of the Second Priority Agent in the Common Collateral to any court or governmental agency, or filing or recording any such notice or evidence to the extent necessary or appropriate to prove or preserve the Liens of the Second Priority Agent in the Common Collateral), (C) in any Insolvency or Liquidation Proceeding commenced by or against any Borrower or any other Grantor, the Second Priority Agent may file any necessary or appropriate responsive pleadings in opposition to any motion, proceeding or other pleading filed by any Person objecting to or otherwise seeking disallowance of the claim or Lien of such Second Priority Agent or Second Priority Secured Party, (D) each Second Priority Agent may file any pleadings, objections, motions, or agreements which assert rights available to unsecured creditors of the Borrower or any Grantor arising under any applicable Bankruptcy Law or applicable non-bankruptcy law and (E) each Second Priority Agent (pursuant to the instructions of the requisite amount of Second Priority Secured Parties) and each Second Priority Secured Party may vote on any Plan of Reorganization in any Insolvency or Liquidation Proceeding of any Borrower or any other Grantor, in each case (A) through (E) above to the extent such action is not inconsistent with, or could not result in a resolution inconsistent with, the terms of this Agreement. In exercising rights and remedies with respect to the Senior Lender Collateral, each First Lien Agent and the Senior Lenders may enforce the provisions of the Senior Lender Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Common Collateral or other collateral upon foreclosure, power of sale or other enforcement action, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured lender under the personal property security laws of any applicable jurisdiction and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(b)
So long as the Discharge of Senior Lender Claims has not occurred, each Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, agrees that it will not take or receive any Common Collateral or other collateral or any proceeds of Common Collateral or other collateral in connection with the exercise of any right or remedy (including setoff or recoupment) with respect to any Common Collateral or other collateral in respect of the applicable Second Priority Claims. Without limiting the generality of the foregoing, unless and until the Discharge of Senior Lender Claims has occurred, except as expressly provided in the proviso in clause (ii) of Section 3.1(a), the sole right of each Second Priority Agent and the Second Priority Secured Parties with respect to the Common Collateral or any other collateral is to hold a Lien on the Common Collateral or such other collateral in respect of the applicable Second Priority Claims pursuant to the Second Priority Documents, as applicable, for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of Senior Lender Claims has occurred.

(c)
So long as the Discharge of Senior Lender Claims has not occurred and subject to the proviso in clause (ii) of Section 3.1(a) above, (i) each Second Priority Agent, for itself and on behalf of each applicable Second Priority Secured Party, agrees that no Second Priority Agent or any Second Priority Secured Party will take any action that would hinder any exercise of remedies undertaken by any First Lien Agent or Senior Lenders with respect to the Common Collateral or any other collateral under the Senior Lender Documents, including any sale, lease, exchange, transfer or other disposition of the Common Collateral or such other collateral, whether by foreclosure, power of sale or otherwise, and (ii) each Second Priority Agent, for itself and on behalf of each applicable Second Priority Secured Party, hereby waives any and all rights it or any other Second Priority Secured Party may have as a junior lien creditor or otherwise to object to the manner in which any First Lien Agent or Senior Lenders seek to enforce or collect the Senior Lender Claims or the Liens granted in any of the Senior Lender Collateral, regardless of whether any action or failure to act by or on behalf of any First Lien Agent or Senior Lenders is adverse to the interests of the Second Priority Secured Parties.

(d)
The Second Priority Agent hereby acknowledges and agrees that no covenant, agreement or restriction contained in any applicable Second Priority Document shall be deemed to restrict in any way the rights and remedies of the First Lien Agents or Senior Lenders with respect to the Senior Lender Collateral as set forth in this Agreement and the Senior Lender Documents; provided that nothing in this clause shall prevent any Second Priority Secured Party from asserting or seeking to enforce any provision of any Second Priority Document (to the extent not prohibited by this Agreement).

3.2
Cooperation. Subject to the proviso in clause (ii) of Section 3.1(a), each Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, agrees that, unless and until the Discharge of Senior Lender Claims has occurred, it will not commence, or join with any Person (other than the Senior Lenders and the First Lien Agents upon the request thereof) in commencing, any enforcement, collection, execution, levy or foreclosure action or proceeding with respect to any Lien held by it in the Common Collateral or any other collateral under any of the applicable Second Priority Documents or otherwise in respect of the applicable Second Priority Claims relating to the Common Collateral.

SECTION 4
PAYMENTS.

4.1
Application of Proceeds. So long as the Discharge of Senior Lender Claims has not occurred, the Common Collateral and any other collateral in respect of the Second Priority Claims or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Common Collateral upon the exercise of remedies as a secured party, shall be applied by the First Lien Agents to the Senior Lender Claims in such order as specified in the relevant Senior Lender Documents until the Discharge of Senior Lender Claims has occurred. Upon the Discharge of Senior Lender Claims, subject to Section 5.6 hereof, each of the First Lien Agents shall deliver promptly to the Second Priority Designated Agent any Common Collateral or proceeds thereof held by it in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct to be applied by the Second Priority Designated Agent in such order as specified in the Second Priority Documents.

4.2
Payments Over. Any Common Collateral or other collateral in respect of the Second Priority Claims or proceeds thereof received by the Second Priority Agent or any Second Priority Secured Party in connection with the exercise of any right or remedy (including setoff or recoupment) relating to the Common Collateral or such other collateral prior to the Discharge of Senior Lender Claims shall be segregated and held in trust for the benefit of and forthwith paid over to the Priority Designated Agent (and/or its designees) for the benefit of the Senior Lenders in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The First Lien Agents are each hereby individually authorized to make any such endorsements as agent for any Second Priority Agent or any such Second Priority Secured Party. This authorization is coupled with an interest and is irrevocable.

SECTION 5
OTHER AGREEMENTS.

5.1
Releases.

(a)
If, at any time any Grantor or the holder of any Senior Lender Claim delivers notice to the Second Priority Agent that any specified Common Collateral (including all or substantially all of the equity interests of a Grantor or any of its Subsidiaries) (including for such purpose, in the case of the sale of equity interests in any Subsidiary, any Common Collateral held by such Subsidiary or any direct or indirect Subsidiary thereof) is:

(A)
sold, transferred or otherwise disposed of:

(i)
by the owner of such Common Collateral in a transaction permitted or consented to under the Credit Agreement and the Other First Priority Lien Obligations Credit Documents (if any) then in effect (including pursuant to any waiver or consent under the Credit Agreement or Other First Priority Lien Obligations Credit Document); or

(ii)
in connection with the taking of an Enforcement Action; or

(B)
being released from all Senior Lender Claims in connection with a Subsidiary being released from its guarantee under the Credit Agreement and the Other First Priority Lien Obligations Credit Documents (if any) then in effect, or

(C)
otherwise released as permitted by the Credit Agreement and the Other First Priority Lien Obligations Credit Document (if any) then in effect (including pursuant to any waiver or consent under the Credit Agreement or Other First Priority Lien Obligations Credit Document),

then (whether or not any Insolvency or Liquidation Proceeding is pending at the time), the Liens in favor of the Second Priority Secured Parties upon such Common Collateral (but not the proceeds thereof) will automatically, simultaneously, and unconditionally be released and discharged as and when, but only to the extent, such Liens on such Common Collateral securing Senior Lender Claims are released and discharged. Upon delivery to each Second Priority Agent of a notice from any First Lien Agent stating that any release of Liens securing or supporting the Senior Lender Claims has become effective (or shall become effective upon each Second Priority Agent’s release) (whether in connection with a sale of such assets by the relevant Grantor pursuant to the preceding sentence or otherwise), each Second Priority Agent, on behalf of each applicable Second Priority Secured Party, will promptly, at the Borrower’s expense, execute and deliver such instruments, releases, termination statements or other documents confirming such release on customary terms.

(b)
So long as the Discharge of Senior Lender Claims has not occurred, each Second Priority Agent, for itself and on behalf of each applicable Second Priority Secured Party, hereby irrevocably constitutes and appoints the First Priority Designated Agent and any officer or agent of the First Priority Designated Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of each Second Priority Agent or such holder or in such First Priority Designated Agent’s own name, from time to time in such First Priority Designated Agent’s discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Section 5.1, including any financing change statements, termination statements, endorsements or other instruments of transfer or release.

(c)
Unless and until the Discharge of Senior Lender Claims has occurred, each Second Priority Agent, for itself and on behalf of each applicable Second Priority Secured Party, hereby consents to the application, whether prior to or after a default, of proceeds of Common Collateral or other collateral to the repayment of Senior Lender Claims pursuant to the Senior Lender Documents and this Agreement; provided that nothing in this Section 5.1(c) shall be construed to prevent or impair the rights of the Second Priority Agents or the Second Priority Secured Parties to receive proceeds in connection with the Second Priority Claims not otherwise in contravention of this Agreement.

5.2
Insurance. Unless and until the Discharge of Senior Lender Claims has occurred, each First Lien Agent and the Senior Lenders shall have the sole and exclusive right, subject to the rights of the Grantors under the Senior Lender Documents, to adjust settlement for any insurance policy covering the Common Collateral or any other collateral in respect of the Second Priority Claims in the event of any loss thereunder and to approve any award granted in any expropriation, condemnation or similar proceeding affecting the Common Collateral or such other collateral. Unless and until the Discharge of Senior Lender Claims has occurred, all proceeds of any such policy and any such award if in respect of the Common Collateral or such other collateral shall be paid (a) first, prior to the occurrence of the Discharge of Senior Lender Claims, to the First Lien Agents for the benefit of Senior Lenders pursuant to the terms of the Senior Lender Documents, (b) second, after the occurrence of the Discharge of Senior Lender Claims, to the Second Priority Agents for the benefit of the Second Priority Secured Parties pursuant to the terms of the applicable Second Priority Documents and (c) third, if no Second Priority Claims are outstanding, to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. If any Second Priority Agent or any Second Priority Secured Party shall, at any time, receive any proceeds of any such insurance policy or any such award in contravention of this Agreement, it shall pay such proceeds over to any First Lien Agent in accordance with the terms of Section 4.2.

5.3
Amendments to Second Priority Collateral Documents.

(a)
So long as the Discharge of Senior Lender Claims has not occurred, without the prior written consent of the First Lien Agents, no Second Priority Collateral Document may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Second Priority Collateral Document, would be prohibited by or inconsistent with any of the terms of this Agreement. Each Second Priority Agent agrees that each applicable Second Priority Collateral Document executed as of the date hereof or hereafter shall include the following language (or language to similar effect approved by the First Lien Agents):

“Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the [applicable Second Priority Agent for the benefit of the [Secured Parties]] pursuant to this agreement are expressly subject and subordinate to the liens and security interests granted to HSBC Bank Canada, as administrative agent (and its permitted successors), for the benefit of the secured parties, pursuant to certain security agreements and other collateral security documents (as amended, amended and restated, supplemented or otherwise modified from time to time), from Eldorado Gold Corporation and the other “Grantors” referred to therein, in favor of HSBC Bank Canada, as administrative agent for the benefit of the secured parties referred to therein [and to the liens and security interests granted to [Other First Priority Lien Obligations Agent] pursuant to [Other First Priority Lien Obligations Security Document (as amended, supplemented or otherwise modified from time to time)]], and (ii) the exercise of any right or remedy by the [the Second Priority Agent] hereunder is subject to the limitations and provisions of the Intercreditor Agreement dated as of [          ], 2019 (as amended, restated, supplemented or otherwise modified from time to time, the “Intercreditor Agreement”), by and among HSBC Bank Canada, in its capacity as First Lien Agent, and [          ], as Trustee and Second Priority Agent. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this agreement, the terms of the Intercreditor Agreement shall govern.”

(b)
In the event that the First Lien Agents or the Senior Lenders enter into any amendment, waiver or consent in respect of or replace any Senior Collateral Document for the purpose of adding to, or deleting from, or waiving or consenting to any departure from any provisions of, any Senior Collateral Document or changing in any manner the rights of the First Lien Agents, the Senior Lenders, the Borrower or any other Grantor thereunder (including the release of any Liens in Senior Lender Collateral), then such amendment, waiver or consent shall apply automatically to any comparable provision of each Comparable Second Priority Collateral Document without the consent of any Second Priority Agent or any Second Priority Secured Party and without any action by any Second Priority Agent or any Second Priority Secured Party; provided, that such amendment, waiver or consent does not materially adversely affect the rights of the Second Priority Secured Parties or the interests of the Second Priority Secured Parties in the Second Priority Collateral and not the other creditors of the Borrower or such Grantor, as the case may be, that have a security interest in the affected collateral in a like or similar manner (without regard to the fact that the Lien of such Senior Collateral Document is senior to the Lien of the Comparable Second Priority Collateral Document). The relevant First Lien Agent shall give written notice of such amendment, waiver or consent to each Second Priority Agent; provided that the failure to give such notice shall not affect the effectiveness of such amendment, waiver or consent with respect to the provisions of any Second Priority Collateral Document as set forth in this Section 5.3(b).

(c)
Anything contained herein to the contrary notwithstanding, until the Discharge of Senior Lender Claims has occurred, no Second Priority Collateral Document shall be entered into unless the collateral covered thereby is also subject to a perfected first-priority interest in favor of the First Lien Agents for the benefit of the Senior Lenders pursuant to the Senior Collateral Documents.

5.4
Judgment Liens. The Second Priority Agents and the Second Priority Secured Parties may exercise rights and remedies as unsecured creditors against any Grantor in accordance with the terms of the Second Priority Documents and applicable law so long as such rights and remedies do not violate any express provision of this Agreement. In the event any Second Priority Agent or any Second Priority Secured Party becomes a judgment lien creditor or other secured creditor in respect of Common Collateral or other collateral as a result of its exercise of rights as an unsecured creditor in respect of Second Priority Claims, such judgment or other lien shall be subordinated to the Liens securing Senior Lender Claims on the same basis as the other Liens securing the Second Priority Claims are so subordinated to such Liens securing Senior Lender Claims under this Agreement and shall otherwise be subject to the terms of this Agreement for all purposes to the same extent as all other Liens securing the Second Priority Claims subject hereto. Nothing in this Agreement impairs or otherwise adversely affects any rights or remedies the First Lien Agents or the Senior Lenders may have with respect to the Senior Lender Collateral. Nothing in this Agreement shall prohibit the receipt by any Second Priority Agent or any Second Priority Secured Party of the required payments of principal, premium, interest, fees, expenses and other amounts due under the Second Priority Documents so long as such receipt is not the direct or indirect result of the exercise by any Second Priority Agent or any Second Priority Secured Party of rights or remedies as a secured creditor in respect of Common Collateral in contravention of this Agreement.

5.5
First Lien Agent as Bailees for Perfection.

(a)
All possessory collateral shall be delivered to the First Priority Designated Agent. Each First Lien Agent agrees to hold the Pledged Collateral that is part of the Common Collateral that is in its possession or control (or in the possession or control of its agents or bailees) as bailee for the Second Priority Agents and any assignees solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the Second Priority Collateral Agreements, subject to the terms and conditions of this Section 5.5.

(b)
In the event that any First Lien Agent (or its agent or bailees) has Lien filings against Intellectual Property (as defined in the Senior Collateral Agreement) that is part of the Common Collateral that are necessary for the perfection of Liens in such Common Collateral, such First Lien Agent agrees to hold such Liens as bailee for each Second Priority Agent and any assignee solely for the purpose of perfecting the security interest granted in such Liens pursuant to the Second Priority Collateral Agreements, subject to the terms and conditions of this Section 5.5.

(c)
Except as otherwise specifically provided herein (including Section 3.1), until the Discharge of Senior Lender Claims has occurred, any First Lien Agent shall be entitled to deal with the Pledged Collateral in accordance with the terms of the Senior Lender Documents as if the Liens under the Second Priority Collateral Documents did not exist. The rights of the Second Priority Agents and the Second Priority Secured Parties with respect to such Pledged Collateral shall at all times be subject to the terms of this Agreement.

(d)
The First Lien Agents shall have no obligation whatsoever to any Second Priority Agent or any Second Priority Secured Party to assure that the Pledged Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights pertaining to the Common Collateral except as expressly set forth in this Section 5.5. The duties or responsibilities of the First Lien Agents under this Section 5.5 shall be limited solely to holding the Pledged Collateral as bailee for each Second Priority Agent for purposes of perfecting the Lien held by the Second Priority Secured Parties.

(e)
The First Lien Agents shall not have by reason of the Second Priority Collateral Documents or this Agreement or any other document a fiduciary relationship in respect of any Second Priority Agent or any Second Priority Secured Party and the Second Priority Agents and the Second Priority Secured Parties hereby waive and release the First Lien Agents from all claims and liabilities arising pursuant to the First Lien Agents’ role under this Section 5.5, as agent and bailee with respect to the Common Collateral.

(f)
Upon the Discharge of Senior Lender Claims, the relevant First Lien Agent shall deliver to the Second Priority Designated Agent, to the extent that it is legally permitted to do so, the remaining Pledged Collateral (if any) and to the extent such Pledged Collateral is in the possession or control of such First Lien Agent (or its agents or bailees) together with any necessary endorsements (or otherwise allow the Second Priority Designated Agent to obtain control of such Pledged Collateral) or as a court of competent jurisdiction may otherwise direct.

(g)
Neither the First Lien Agents nor the Senior Lenders shall be required to marshal any present or future collateral security for the Borrower’s or the Subsidiaries’ obligations to the First Lien Agents or the Senior Lenders under the Credit Agreement or the Senior Collateral Documents or any assurance of payment in respect thereof or to resort to such collateral security or other assurances of payment in any particular order, and all of their rights in respect of such collateral security or any assurance of payment in respect thereof shall be cumulative and in addition to all other rights, however existing or arising.

5.6
Second Priority Designated Agent as Gratuitous Bailee for Perfection.

(a)
Upon the Discharge of Senior Lender Claims, the Second Priority Designated Agent agrees to hold the Pledged Collateral that is part of the Common Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the other Second Priority Agents and any assignee solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the applicable Second Priority Collateral Agreement, subject to the terms and conditions of this Section 5.6.

(b)
In the event that the Second Priority Designated Agent (or its agent or bailees) has Lien filings against Intellectual Property (as defined in the Senior Collateral Agreement, whether or not then in effect) that is part of the Common Collateral that are necessary for the perfection of Liens in such Common Collateral, upon the Discharge of Senior Lender Claims, the Second Priority Designated Agent agrees to hold such Liens as gratuitous bailee for the other Second Priority Agents and any assignee solely for the purpose of perfecting the security interest granted in such Liens pursuant to the applicable Second Priority Collateral Agreement, subject to the terms and conditions of this Section 5.6.

(c)
The Second Priority Designated Agent, in its capacity as gratuitous bailee, shall have no obligation whatsoever to the other Second Priority Agents to assure that the Pledged Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights pertaining to the Common Collateral except as expressly set forth in this Section 5.6. The duties or responsibilities of the Second Priority Designated Agent under this Section 5.6 upon the Discharge of Senior Lender Claims shall be limited solely to holding the Pledged Collateral as gratuitous bailee for the other Second Priority Agents for purposes of perfecting the Lien held by the applicable Second Priority Secured Parties.

(d)
The Second Priority Designated Agent shall not have by reason of the Second Priority Collateral Documents or this Agreement or any other document a fiduciary relationship in respect of the other Second Priority Agents (or the Second Priority Secured Parties for which such other Second Priority Agents are agents) and the other Second Priority Agents hereby waive and release the Second Priority Designated Agent from all claims and liabilities arising pursuant to the Second Priority Designated Agent’s role under this Section 5.6, as agent and gratuitous bailee with respect to the Common Collateral.

(e)
In the event that the Second Priority Designated Agent shall cease to be so designated the Second Priority Designated Agent pursuant to the definition of such term, the then Second Priority Designated Agent shall deliver to the successor Second Priority Designated Agent, to the extent that it is legally permitted to do so, the remaining Pledged Collateral (if any), together with any necessary endorsements (or otherwise allow the successor Second Priority Designated Agent to obtain control of such Pledged Collateral) or as a court of competent jurisdiction may otherwise direct, and such successor Second Priority Designated Agent shall perform all duties of the Second Priority Designated Agent as set forth herein.

5.7
No Release Upon Discharge of Senior Lender Claims; Reinstatement.

(a)
Notwithstanding any other provisions contained in this Agreement, on the date of Discharge of Senior Lender Claims, the Second Priority Liens on the Second Priority Collateral securing the Second Priority Claims will not be released except to the extent such Second Priority Collateral or any portion thereof was disposed of in compliance with the terms of this Agreement in order to repay Senior Lender Claims secured by such Second Priority Collateral.

(b)
If, at any time on or after the Discharge of Senior Lender Claims has occurred, the Borrower incurs and designates any new Senior Lender Claims as being in respect of a Replacement Credit Agreement, then such Discharge of Senior Lender Claims shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of Senior Lender Claims), and the applicable Replacement Credit Agreement governing such Senior Lender Claims shall automatically be treated as the Credit Agreement for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Common Collateral set forth herein and the granting by the First Lien Agents of amendments, waivers and consents hereunder. Upon receipt by each Second Priority Agent of notice of such designation (including the identity of any new First Lien Agent) from the Borrower and the First Lien Agent in respect of such Replacement Credit Agreement, each Second Priority Agent shall promptly (i) enter into such documents and agreements, including amendments or supplements to this Agreement, as such new First Lien Agent shall reasonably request in writing in order to provide the new First Lien Agent the rights of the First Lien Agents contemplated hereby and (ii) to the extent then held by the Second Priority Designated Agent, deliver to such First Lien Agent the Pledged Collateral that is Common Collateral together with any necessary endorsements (or otherwise allow such First Lien Agent to obtain possession or control of such Pledged Collateral).

SECTION 6
INSOLVENCY OR LIQUIDATION PROCEEDINGS.

6.1
Financing Issues. Until the Discharge of Senior Lender Claims has occurred, if the Borrower or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding and any First Lien Agent shall desire to permit the Borrower or any other Grantor to obtain interim financing under Section 50.6 of the Bankruptcy and Insolvency Act (Canada), Section 11.2 of the Companies Creditors’ Arrangement Act or any other applicable provision in any Bankruptcy Law (“DIP Financing”), then the Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, agrees that it will raise no objection to, and will not support any objection to, and will not otherwise contest (a) such DIP Financing and will not request any relief in connection therewith and, to the extent the Liens securing the Senior Lender Claims under the Senior Lender Documents are subordinated or pari passu with the Liens securing such DIP Financing, will subordinate its Liens in the Common Collateral and any other collateral to (x) the Liens securing such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second Priority Claims are so subordinated to Liens securing Senior Lender Claims under this Agreement, (b) any motion for relief from any stay of proceedings or from any injunction against foreclosure or enforcement in respect of Senior Lender Claims made by the First Lien Agent or any holder of Senior Lender Claims, (c) any lawful exercise by any holder of Senior Lender Claims of the right to credit bid Senior Lender Claims at any sale in foreclosure of Senior Lender Collateral under applicable Bankruptcy Laws, (d) any other request for judicial relief made in any court by any holder of Senior Lender Claims relating to the lawful enforcement of any Lien on Senior Lender Collateral, or (e) any order relating to a sale of assets of any Grantor for which the First Lien Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the Liens securing the Senior Lender Claims and the Second Priority Claims will attach to the proceeds of the sale on the same basis of priority as the Liens securing the Senior Lender Collateral do to the Liens securing the Second Priority Collateral in accordance with this Agreement. Further, if any First Lien Agent consents to any court-ordered administration charge securing the payment of professional fees, any court-ordered directors and officers charge securing the indemnity of a Grantor to such officers and directors or to any analogous or similar court-ordered charges, each Second Priority Agent agrees that it will raise no objection to such court-ordered priority charges, and to the extent that the Liens securing the DIP Financing and/or the First Lien Obligations are subordinated to or pari passu with such court-ordered charges, the Second Priority Agent will not object to its Liens in the Collateral being subordinate to the Liens securing such court-ordered charges.

6.2
No Relief from Stay. Until the Discharge of Senior Lender Claims has occurred, the Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, agrees that none of them shall seek relief from the any stay of proceedings in any Insolvency or Liquidation Proceeding in respect of the Common Collateral, without the prior written consent of all First Lien Agents and Required Lenders.

6.3
Fees and Expenses. Each First Lien Agent, on behalf of itself and each applicable Senior Lenders, agrees that none of them shall contest (or support any other Person contesting) the payment of interest, fees, expenses or other amounts to any Second Priority Agent or any other Second Priority Secured Party. Each Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, agrees that none of them shall contest (or support any other Person contesting) the payment of interest, fees, expenses or other amounts to any First Lien Agent or any other Senior Lender.

6.4
Avoidance Issues; Reinstatement. If any Senior Lender is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the bankruptcy estate of the Borrower or any other Grantor (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto the Senior Lender Claims shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred and the Senior Lenders shall be entitled to a Discharge of Senior Lender Claims with respect to all such recovered amounts and shall have all rights hereunder until such time. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto. Any Common Collateral or proceeds thereof received by any Second Priority Secured Party prior to the time of such Recovery shall be deemed to have been received prior to the Discharge of Senior Lender Claims and subject to the provisions of Section 4.2.

6.5
Application. This Agreement shall be applicable prior to and after the commencement of any Insolvency or Liquidation Proceeding.

6.6
Nature of Obligations; Post-Petition Interest. Each Second Priority Agent, on behalf of the Second Priority Secured Parties, hereby acknowledges and agrees that (i) the Second Priority Secured Parties’ claims against the Grantors in respect of the Common Collateral constitute junior secured claims separate and apart (and of a different class) from the Senior Lender Claims of the Senior Lenders against the Grantors in respect of the Common Collateral, (ii) the Senior Lender Claims include all interest, fees, and expenses that accrue after the commencement of any Insolvency or Liquidation Proceeding of any Grantor at the rate provided for in the applicable Senior Lender Documents governing the same, whether or not a claim for post-petition interest, fees and expenses is allowed or allowable in any such Insolvency or Liquidation Proceeding, (iii) the grants of Liens pursuant to the Credit Agreement and the Second Priority Collateral Documents constitute two separate and distinct grants of Liens, and (iv) because of, among other things, their differing rights in the Common Collateral, the Senior Lender Claims are fundamentally different from the Second Priority Claims and the Second Priority Claims are fundamentally different from the Senior Lender Claims and, in each case, must be separately classified in any Plan of Reorganization proposed or confirmed (or approved) in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims against the Grantors in respect of the Common Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each Second Priority Agent, on behalf of the Second Priority Secured Parties, hereby acknowledges and agrees that all distributions pursuant to Section 4.1 or otherwise from the Common Collateral shall be made as if there were separate classes of senior and junior secured claims against the Grantors in respect of the Common Collateral (with the effect being that, to the extent that the aggregate value of the Common Collateral is sufficient (for this purpose ignoring all claims held by each Second Priority Agent on behalf of the Second Priority Secured Parties), the Senior Lenders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest at the relevant contract rate, fees and expenses (even though such claims may or may not be allowed or allowable in whole or in part in the respective Insolvency or Liquidation Proceeding) before any distribution from the Common Collateral is made in respect of the claims held by each Second Priority Agent, on behalf of the Second Priority Secured Parties, with each Second Priority Agent, on behalf of the Second Priority Secured Parties, hereby acknowledging and agreeing to turn over to the holders of the Senior Lender Claims all amounts otherwise received or receivable by them from the Common Collateral to the extent needed to effectuate the intent of this sentence even if such turnover of amounts has the effect of reducing the amount of the claim of the Second Priority Secured Parties). Neither any Second Priority Agent nor any Second Priority Secured Party shall oppose or seek to challenge any claim by a First Lien Agent or any Senior Lender for allowance in any Insolvency or Liquidation Proceeding of Senior Lender Claims consisting of post-petition interest, fees or expenses to the extent of the value of the Senior Lender’s Lien, without regard to the existence of the Lien of any Second Priority Agent on behalf of the Second Priority Secured Parties on the Common Collateral or the Second Priority Claims. Neither the First Lien Agents nor any other Senior Lender shall oppose or seek to challenge any claim by the Second Priority Agent or any Second Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Second Lien Claims consisting of post-petition interest, fees or expenses to the extent of the value of the Second Priority Agent’s Lien, after taking into account the existence of the Senior Lender’s Lien on behalf of the Senior Lenders on the Common Collateral and the Senior Lender Claims.

6.7
No Waiver. Nothing contained herein shall prohibit or in any way limit the First Lien Agent or any Senior Lender from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by any Second Priority Agent or any of the Second Priority Secured Parties, including asserting by any Second Priority Agent or any Second Priority Secured Parties of any of its rights and remedies under the Second Priority Documents or otherwise.

6.8
Plan of Reorganization. Without limiting the generality of any provisions of this Agreement, each Second Priority Agent or Second Priority Secured Party shall be entitled to vote to accept any Plan of Reorganization in connection with any Insolvency or Liquidation Proceeding of the Borrower or any other Grantor so long as such Plan of Reorganization is a Conforming Plan of Reorganization, and shall be entitled to vote to reject any such Plan of Reorganization that is a Non-Conforming Plan of Reorganization; provided that each Second Priority Agent or Second Priority Secured Party agrees that it shall not be entitled to take any action or vote in any way that supports any Non-Conforming Plan of Reorganization, or (b) to fail to take any action or fail to vote in favour of any Conforming Plan of Reorganization. Any vote to accept, and any other act to support the confirmation or approval of, any Non-Conforming Plan of Reorganization by any Second Priority Agent or Second Priority Secured Party shall be inconsistent with and accordingly, a violation of the terms of this Agreement, and the First Lien Agent shall be entitled to have any such vote to accept a Non-Conforming Plan of Reorganization dismissed and any such support of any Non-Conforming Plan of Reorganization withdrawn. Each Second Priority Secured Party hereby irrevocably appoints and constitutes the First Lien Agent and any officer or agent of the First Lien Agent, with full power of substitution, as such Second Lien Secured Party’s true and lawful attorney-in-fact with full power and authority in the place of such Second Lien Secured Party and in the name of such Second Lien Secured Party or in its own name, from time to time in the First Lien Agent’s discretion, to take any and all appropriate action, to execute any and all documents and instruments and to exercise all voting rights as, in the opinion of such attorney, may be necessary or desirable to accomplish the purposes of this Section.

6.9
Reorganization Securities. If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a Plan of Reorganization or similar dispositive restructuring plan, both on account of Senior Lender Claims and on account of Second Priority Claims, then, to the extent the debt obligations distributed on account of the Senior Lender Claims and on account of the Second Priority Claims are secured by Liens upon the same property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

SECTION 7
RELIANCE; WAIVERS; ETC.

7.1
Reliance. The consent by the Senior Lenders to the execution and delivery of the Second Priority Documents to which the Senior Lenders have consented and all loans and other extensions of credit made or deemed made on and after Closing Date by the Senior Lenders to the Borrower or any Subsidiary shall be deemed to have been given and made in reliance upon this Agreement. Each Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, acknowledges that it and the applicable Second Priority Secured Parties is not entitled to rely on any credit decision or other decisions made by any First Lien Agent or any Senior Lender in taking or not taking any action under the applicable Second Priority Document or this Agreement. Each First Lien Agent, on behalf of itself and each applicable Senior Lender, acknowledges that it and the applicable Senior Lenders are not entitled to rely on any credit decision or other decisions made by any Second Priority Secured Party in taking or not taking any action under the applicable Senior Lender Document or this Agreement.

7.2
No Warranties or Liability. Neither any First Lien Agent nor any Senior Lender shall have been deemed to have made any express or implied representation or warranty upon which the Second Priority Agent or the Second Priority Secured Parties may rely, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Senior Lender Documents, the ownership of any Common Collateral or the perfection or priority of any Liens thereon. The Senior Lenders will be entitled to manage and supervise their respective loans and extensions of credit under the Senior Lender Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, and the Senior Lenders may manage their loans and extensions of credit without regard to any rights or interests that any Second Priority Agent or any of the Second Priority Secured Parties have in the Common Collateral or otherwise, except as otherwise provided in this Agreement. Neither any Second Priority Agent nor any Second Priority Secured Party shall have been deemed to have made any express or implied representation or warranty upon which the First Lien Agent or the Senior Lenders may rely, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Second Priority Documents, the ownership of any Common Collateral or the perfection or priority of any Liens thereon. The Second Priority Secured Parties will be entitled to manage and supervise their respective loans and extensions of credit under the Second Priority Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, and the Second Priority Secured Parties may manage their loans and extensions of credit without regard to any rights or interests that any First Lien Agent or any of the Senior Lenders have in the Common Collateral or otherwise, except as otherwise provided in this Agreement. Neither any First Lien Agent nor any Senior Lender shall have any duty to any Second Priority Agent or any Second Priority Secured Party to act or refrain from acting in a manner that allows, or results in, the occurrence or continuance of an event of default or default under any agreements with the Borrower or any Subsidiary thereof (including the Second Priority Documents), regardless of any knowledge thereof that they may have or be charged with. Except as expressly set forth in this Agreement, the First Lien Agents, the Senior Lenders, the Second Priority Agents and the Second Priority Secured Parties have not otherwise made to each other, nor do they hereby make to each other, any warranties, express or implied, nor do they assume any liability to each other with respect to (a) the enforceability, validity, value or collectibility of any of the Second Priority Claims, the Senior Lender Claims or any guarantee or security which may have been granted to any of them in connection therewith, (b) the Borrower’s or any other Grantor’s title to or right to transfer any of the Common Collateral or (c) any other matter except as expressly set forth in this Agreement.

7.3
Obligations Unconditional. All rights, interests, agreements and obligations of the First Lien Agents and the Senior Lenders, and the Second Priority Agents and the Second Priority Secured Parties, respectively, hereunder shall remain in full force and effect irrespective of:

(a)
any lack of validity or enforceability of any Senior Lender Documents or any Second Priority Documents;

(b)
any change in the time, manner or place of payment of, or in any other terms of, all or any of the Senior Lender Claims or Second Priority Claims, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of the Credit Agreement or any other Senior Lender Document or of the terms of the Second Priority Senior Secured Notes Indenture or any other Second Priority Document;

(c)
any exchange of any security interest in any Common Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the Senior Lender Claims or Second Priority Claims or any guarantee thereof;

(d)
the commencement of any Insolvency or Liquidation Proceeding in respect of any Borrower or any other Grantor; or

(e)
any other circumstances that otherwise might constitute a defense available to, or a discharge of, the Borrower or any other Grantor in respect of the Senior Lender Claims, or of any Second Priority Agent or any Second Priority Secured Party in respect of this Agreement.

SECTION 8
MISCELLANEOUS.

8.1
Conflicts. Subject to Section 8.18, in the event of any conflict between the provisions of this Agreement and the provisions of any Senior Lender Document or any Second Priority Document, the provisions of this Agreement shall govern.

8.2
Continuing Nature of this Agreement; Severability. Subject to Section 6.4, this Agreement shall continue to be effective until the Discharge of Senior Lender Claims shall have occurred or such later time as all the Obligations in respect of the Second Priority Claims shall have been paid in full. This is a continuing agreement of lien subordination and the Senior Lenders may continue, at any time and without notice to each Second Priority Agent or any Second Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of the Borrower or any other Grantor constituting Senior Lender Claims in reliance hereon. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.3
Amendments; Waivers. Subject to Section 8.22 hereof, no amendment, modification or waiver of any of the provisions of this Agreement by any Second Priority Agent or any First Lien Agent shall be deemed to be made unless the same shall be in writing signed on behalf of the party making the same or its authorized agent and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. The Borrower and the other Grantors shall not have any right to consent to or approve any amendment, modification or waiver of any provision of this Agreement except to the extent their rights or obligations are adversely affected (in which case the Borrower shall have the right to consent to or approve any such amendment, modification or waiver).

8.4
Information Concerning Financial Condition of the Borrower and the Subsidiaries. Neither any First Lien Agent nor any Senior Lender shall have any obligation to any Second Priority Agent or any Second Priority Secured Party to keep the Second Priority Agent or any Second Priority Secured Party informed of, and the Second Priority Agents and the Second Priority Secured Parties shall not be entitled to rely on the First Lien Agents or the Senior Lenders with respect to, (a) the financial condition of the Borrowers and the Subsidiaries and all endorsers, pledgors and/or guarantors of the Second Priority Claims or the Senior Lender Claims and (b) all other circumstances bearing upon the risk of nonpayment of the Second Priority Claims or the Senior Lender Claims. Neither any Second Priority Agent nor any Second Priority Secured Party shall have any obligation to any First Lien Agent or any Senior Lender to keep the First Lien Agent or any Senior Lender informed of, and the First Lien Agents and the Senior Lenders shall not be entitled to rely on the Second Priority Agents or the Second Priority Secured Parties with respect to, (a) the financial condition of the Borrower and the Subsidiaries and all endorsers, pledgors and/or guarantors of the Second Priority Claims or the Senior Lender Claims and (b) all other circumstances bearing upon the risk of nonpayment of the Second Priority Claims or the Senior Lender Claims. The First Lien Agents, the Senior Lenders, each Second Priority Agent and the Second Priority Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that any First Lien Agent, any Senior Lender, any Second Priority Agent or any Second Priority Secured Party, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it or they shall be under no obligation (w) to make, and the First Lien Agents, the Senior Lenders, the Second Priority Agents and the Second Priority Secured Parties shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (x) to provide any additional information or to provide any such information on any subsequent occasion, (y) to undertake any investigation or (z) to disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

8.5
Subrogation. Each Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, hereby agrees not to assert any rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of Senior Lender Claims has occurred.

8.6
Application of Payments. Except as otherwise provided herein, all payments received by the Senior Lenders may be applied, reversed and reapplied, in whole or in part, to such part of the Senior Lender Claims as the Senior Lenders, in their sole discretion, deem appropriate, consistent with the terms of the Senior Lender Documents. Except as otherwise provided herein, each Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, assents to any such extension or postponement of the time of payment of the Senior Lender Claims or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security that may at any time secure any part of the Senior Lender Claims and to the addition or release of any other Person primarily or secondarily liable therefor.

8.7
Consent to Jurisdiction; Waivers. The parties hereto consent to the exclusive jurisdiction of the courts of the Province of Ontario and consent that all service of process may be made by registered mail directed to such party as provided in Section 8.8 for such party. Service so made shall be deemed to be completed upon receipt. The parties hereto waive any objection to any action instituted hereunder in any such court based on forum non conveniens, and any objection to the venue of any action instituted hereunder in any such court. Each of the parties hereto waives any right it may have to trial by jury in respect of any litigation based on, or arising out of, under or in connection with this Agreement, or any course of conduct, course of dealing, verbal or written statement or action of any party hereto in connection with the subject matter hereof.

8.8
Notices. All notices to the Second Priority Secured Parties and the Senior Lenders permitted or required under this Agreement may be sent to the Trustee, the First Lien Agents or any Second Priority Agent as provided in the Second Priority Senior Secured Notes Indenture, the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the other relevant Senior Lender Documents or the other relevant Second Priority Documents, as applicable. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, telecopied, electronically mailed or sent by courier service and shall be deemed to have been given upon receipt of a telecopy or electronic mail or upon receipt via personal or courier delivery. For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party’s name on the signature pages hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties. The First Lien Agents hereby agree to promptly notify each Second Priority Agent upon payment in full in cash of all Obligations under the applicable Senior Lender Documents (except for contingent indemnities and cost and reimbursement obligations to the extent no claim therefor has been made).

8.9
Further Assurances. Each of the Second Priority Agents, on behalf of itself and each applicable Second Priority Secured Party, and each applicable First Lien Agent, on behalf of itself and each Senior Lender, agrees that each of them shall take such further action and shall execute and deliver to each other such additional documents and instruments (in registerable or recordable form, if requested) as each other may reasonably request, to effectuate the terms of and the lien priorities contemplated by this Agreement.

8.10
Governing Law. This Agreement has been delivered and accepted in and shall be deemed to have been made in the Province of Ontario and shall be interpreted, and the rights and liabilities of the parties bound hereby determined, in accordance with the laws of the Province of Ontario, without regard to conflicts of law principles thereof.

8.11
Binding on Successors and Assigns. This Agreement shall be binding upon the First Lien Agents, the Senior Lenders, the Second Priority Agents, the Second Priority Secured Parties and their respective permitted successors and assigns.

8.12
Specific Performance. Each First Lien Agent may demand specific performance of this Agreement. The Second Priority Agent, on behalf of itself and each applicable Second Priority Secured Party, hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by any First Lien Agent.

8.13
Section Titles. The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement.

8.14
Counterparts. This Agreement may be executed in one or more counterparts, including by means of facsimile, each of which shall be an original and all of which shall together constitute one and the same document.

8.15
Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The First Lien Agents represent and warrant that this Agreement is binding upon the Senior Lenders. The Trustee represents and warrants that this Agreement is binding upon the Second Priority Secured Parties.

8.16
No Third Party Beneficiaries; Successors and Assigns. This Agreement and the rights and benefits hereof shall inure to the benefit of, and be binding upon, each of the parties hereto and their respective successors and assigns and shall inure to the benefit of each of, and be binding upon, the holders of Senior Lender Claims and Second Priority Claims. No other Person shall have or be entitled to assert rights or benefits hereunder.

8.17
Effectiveness. This Agreement shall become effective when executed and delivered by the parties hereto. This Agreement shall be effective both before and after the commencement of any Insolvency or Liquidation Proceeding. All references to the Borrower or any other Grantor shall include the Borrower or any other Grantor as debtor and debtor-in-possession and any receiver or trustee for the Borrower or any other Grantor (as the case may be) in any Insolvency or Liquidation Proceeding.

8.18
Relative Rights. Notwithstanding anything in this Agreement to the contrary (except to the extent contemplated by Section 5.3(b)), nothing in this Agreement is intended to or will (a) amend, waive or otherwise modify the provisions of the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the Second Priority Senior Secured Notes Indenture or any other Senior Lender Documents or Second Priority Documents entered into in connection with the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the Second Priority Senior Secured Notes Indenture or any other Senior Lender Document or Second Priority Document or permit the Borrower or any Subsidiary to take any action, or fail to take any action, to the extent such action or failure would otherwise constitute a breach of, or default under, the Credit Agreement or any other Senior Lender Documents entered into in connection with the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the Second Priority Senior Secured Notes Indenture or any other Second Priority Documents, (b) change the relative priorities of the Senior Lender Claims or the Liens granted under the Senior Lender Documents on the Common Collateral (or any other assets) as among the Senior Lenders, (c) otherwise change the relative rights of the Senior Lenders in respect of the Common Collateral as among such Senior Lenders or (d) obligate the Borrower or any Subsidiary to take any action, or fail to take any action, that would otherwise constitute a breach of, or default under, the Credit Agreement, the Other First Priority Lien Obligations Credit Documents or any other Senior Lender Document entered into in connection with the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the Second Priority Senior Secured Notes Indenture or any other Second Priority Documents.

8.19
References. Notwithstanding anything to the contrary in this Agreement, any references contained herein to any Section, clause, paragraph, definition or other provision of the Second Priority Senior Secured Notes Indenture (including any definition contained therein) shall be deemed to be a reference to such Section, clause, paragraph, definition or other provision as in effect on the date of this Agreement; provided that any reference to any such Section, clause, paragraph or other provision shall refer to such Section, clause, paragraph or other provision of the Second Priority Senior Secured Notes Indenture, as applicable (including any definition contained therein), as amended or modified from time to time if such amendment or modification has been (1) made in accordance with the Second Priority Senior Secured Notes Indenture, and (2) approved in writing by, or on behalf of, the Required Lenders.

8.20
Entire Agreement. THIS AGREEMENT REPRESENTS THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

8.21
Intercreditor Agreements. Each party hereto agrees that the Senior Lenders (as among themselves) and the Second Priority Secured Parties (as among themselves) may each enter into intercreditor agreements (or similar arrangements, including, in the case of the Senior Lenders, the First Lien Parity Intercreditor Agreement) with the applicable First Lien Agent or Second Priority Agent governing the rights, benefits and privileges as among the Senior Lenders or the Second Priority Secured Parties, as the case may be, in respect of the Common Collateral, this Agreement and the other Senior Collateral Documents or Second Priority Collateral Documents, as the case may be, including as to application of proceeds of the Common Collateral, voting rights, control of the Common Collateral and waivers with respect to the Common Collateral, in each case so long as (A) the terms thereof do not violate or conflict with the provisions of this Agreement or the other Senior Collateral Documents or Second Priority Collateral Documents, as the case may be, (B) in the case of any such intercreditor agreement (or similar arrangement) affecting any Senior Lenders, the First Lien Agent acting on behalf of such Senior Lenders agrees in its sole discretion to enter into any such intercreditor agreement (or similar arrangement) and (C) in the case of any such intercreditor agreement (or similar arrangement) affecting the Senior Lenders holding Senior Lender Claims under the Credit Agreement, such intercreditor agreement (or similar arrangement) is permitted under the Credit Agreement or the Required Lenders otherwise authorize the applicable First Lien Agent to enter into any such intercreditor agreement (or similar arrangement). Notwithstanding the preceding clauses (B) and (C), to the extent that the applicable First Lien Agent is not authorized by the Required Lenders to enter into any such intercreditor agreement (or similar arrangement ) or does not agree to enter into such intercreditor agreement (or similar arrangement), such intercreditor agreement (or similar arrangement ) shall not be binding upon the applicable First Lien Agent but, subject to the immediately succeeding sentence, may still bind the other parties party thereto. In any event, if a respective intercreditor agreement (or similar arrangement) exists, the provisions thereof shall not be (or be construed to be) an amendment, modification or other change to this Agreement or any other Senior Collateral Document or Second Priority Collateral Document, and the provisions of this Agreement and the other Senior Collateral Documents and Second Priority Collateral Documents shall remain in full force and effect in accordance with the terms hereof and thereof (as such provisions may be amended, modified or otherwise supplemented from time to time in accordance with the terms thereof, including to give effect to any intercreditor agreement (or similar arrangement)).

8.22
Joinder Requirements. The Borrowers and/or any First Lien Agent and/or any Second Priority Agent, without the consent of any other First Lien Agent or Second Priority Agent, any Senior Lender or any Second Priority Secured Party, may designate additional obligations as Other First Priority Lien Obligations or Future Second Lien Indebtedness if the incurrence of such Obligations is permitted under each of the Credit Agreement, each Other First Priority Lien Obligations Credit Document, the Second Priority Senior Secured Notes Indenture, all other applicable Senior Lender Documents and Second Priority Documents then in effect and this Agreement. If so permitted, as a condition precedent to the effectiveness of such designation, the applicable Other First Priority Lien Obligations Agent or the applicable administrative agent or trustee and collateral agent for such Future Second Lien Indebtedness shall execute and deliver to each First Lien Agent and Second Priority Agent, a joinder agreement to this Agreement substantially in the form annexed hereto as Exhibit I or Exhibit II, as the case may be, or otherwise in form and substance reasonably satisfactory to the First Priority Designated Agent and the Second Priority Designated Agent. Notwithstanding anything to the contrary set forth in this Section 8.22 or in Section 8.3 hereof, any First Lien Agent and/or any Second Priority Agent may, and, at the request of the Borrower, shall, in each case, without the consent of any other First Lien Agent or Second Priority Agent, any Senior Lender or any Second Priority Secured Party, enter into a supplemental agreement (which may take the form of an amendment, an amendment and restatement or a supplement of this Agreement) to facilitate the designation of such additional Obligations as Other First Priority Lien Obligations or Future Second Lien Indebtedness. Any such amendment may, among other things, (i) add other parties holding Future Second Lien Indebtedness (or any agent or trustee therefor) to the extent such Indebtedness is not prohibited by the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the Second Priority Senior Secured Notes Indenture and all other Second Priority Documents governing Future Second Lien Indebtedness, (ii) add other parties holding Obligations arising under the Other First Priority Lien Obligations Credit Documents (or any agent or trustee thereof) to the extent such Obligations are not prohibited by the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the Second Priority Senior Secured Notes Indenture and all other Second Priority Documents governing Future Second Lien Indebtedness, (iii) in the case of Future Second Lien Indebtedness, (a) establish that the Lien on the Common Collateral securing such Future Second Lien Indebtedness shall be junior and subordinate in all respects to all Liens on the Common Collateral securing any Senior Lender Claims and shall share in the benefits of the Common Collateral equally and ratably with all Liens on the Common Collateral securing any Second Priority Claims, except to the extent otherwise agreed to by the holders of such Future Second Lien Indebtedness, and (b) provide to the holders of such Future Second Lien Indebtedness (or any agent or trustee thereof) the comparable rights and benefits (including any improved rights and benefits that have been consented to by the First Lien Agents) as are provided to the holders of Second Priority Claims under this Agreement prior to the incurrence of such Future Second Lien Indebtedness, and (iv) in the case of Obligations arising under Other First Priority Lien Obligations Credit Documents, (a) establish that the Lien on the Common Collateral securing such Obligations shall be superior in all respects to all Liens on the Common Collateral securing any Second Priority Claims and any Future Second Lien Indebtedness and shall share in the benefits of the Common Collateral equally and ratably with all Liens on the Common Collateral securing any other Senior Lender Claims, except to the extent otherwise agreed to by the holders of such Obligations arising under Other First Priority Lien Obligations Credit Documents, and (b) provide to the holders of such Obligations arising under the Other First Priority Lien Obligations Credit Documents (or any agent or trustee thereof) the comparable rights and benefits as are provided to the holders of Senior Lender Claims under this Agreement prior to the incurrence of such Obligations. Any such additional party, each First Lien Agent and each Second Priority Agent shall be entitled to rely on the determination of officers of the Borrower that such joinders and/or modifications do not violate the Credit Agreement, the Other First Priority Lien Obligations Credit Documents, the Second Priority Senior Secured Notes Indenture and each other Second Priority Document governing Future Second Lien Indebtedness, if such determination is set forth in an officer’s certificate delivered to such party, the First Lien Agents and each Second Priority Agent. For the avoidance of doubt, the Second Priority Collateral Agent shall have no obligation to monitor or ensure compliance with this Section 8.22.

8.23
Additional Guarantors. The Borrower agrees that if any Subsidiary shall become a Grantor after the date hereof, it will promptly cause such Subsidiary to execute and deliver an Acknowledgement of the Intercreditor Agreement substantially in the form attached hereto. The execution and delivery of such acknowledgement shall not require the consent of any other party hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HSBC BANK CANADA, as First Lien Agent
By:
Name: Title:
Address:
Attention: Telecopier:

[ ], as Trustee and Second Priority Collateral Agent
By:
Name: Title:
Address:
Attention: Telecopier:

Acknowledgement of Intercreditor Agreement

The Borrower and each other Grantor have read the foregoing Agreement and consent thereto. The Borrower and each other Grantor agree not to take any action that would be contrary to the provisions of the foregoing Agreement and agree that, except as otherwise provided therein, including with respect to those provisions of which the Borrower and each Grantor are intended third party beneficiaries, no Second Priority Agent, First Lien Agent, Senior Lender or Second Priority Secured Party shall have any liability to the Borrower or any Grantor for acting in accordance with the provisions of the foregoing Agreement. The Borrower and each Grantor understand that they are not intended beneficiaries or third party beneficiaries of the foregoing Agreement.

Notwithstanding anything to the contrary in the foregoing Agreement or provided herein, each of the undersigned and each party to the foregoing Agreement agree, on behalf of itself and in its capacity as agent under the foregoing Agreement, that the (i) Borrower and the other Grantors shall not have any right to consent to or approve any amendment, modification or waiver of any provision of the foregoing Agreement except to the extent their rights or obligations are adversely affected (in which case the Borrower shall have the right to consent to or approve any such amendment, modification or waiver) and (ii) upon the Borrower’s request in connection with a designation of additional obligations as Other First Priority Lien Obligations or Future Second Lien Indebtedness, any First Lien Agent and/or any Second Priority Agent shall enter into such supplemental agreements (which may each take the form of an amendment, an amendment and restatement or a supplement of the foregoing Agreement) to facilitate the designation of such additional obligations as contemplated by Section 8.21 of the foregoing Agreement as the Borrower may request.

Without limitation of the foregoing, the undersigned agree, at the Borrower’s expense, to take such further action and to execute and deliver such additional documents and instruments (in recordable form, if requested) as any of the Borrower, the Trustee or any other First Lien Agent or Second Priority Agent may reasonably request to effectuate the terms of the foregoing Agreement.

For the purposes hereof, the address of the Borrower and each other Grantor shall be as set forth in the schedules to the Credit Agreement.

[Remainder of page intentionally left blank]

ELDORADO GOLD CORPORATION
By:
Name: Title:

[OTHER GRANTORS]
By:
Name: Title:

Acknowledged and Agreed:
HSBC BANK CANADA, as Credit Agreement Agent
By:
Name: Title:

[ ], as Trustee and Second Priority Collateral Agent
By:
Name: Title:

EXHIBIT I

[FORM OF] JOINDER NO. [       ] dated as of [               ], 20[   ] to the INTERCREDITOR AGREEMENT dated as of [ ], 2019 (the “Intercreditor Agreement”), among HSBC BANK, CANADA, as Credit Agreement Agent, in its capacity as First Lien Agent, (in such capacity the “Credit Agreement Agent”), each Other First Priority Lien Obligations Agent from time to time party hereto, each in its capacity as First Lien Agent, COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Trustee and Second Priority Collateral Agent and each collateral agent for any Future Second Lien Indebtedness from time to time party hereto, each in its capacity as Second Priority Agent.

A.             Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

B.             As a condition to the ability of the Borrower to incur Other First Priority Lien Obligations and to secure such Other First Priority Lien Obligations with the liens and security interests created by the Other First Priority Lien Obligations Security Documents, the Other First Priority Lien Obligations Agent with respect of such Other First Priority Lien Obligations are required to become a First Lien Agent, and such Other First Priority Lien Obligations is required to become subject to and bound by the Intercreditor Agreement. Section 8.21 of the Intercreditor Agreement provides that such Other First Priority Lien Obligations Agent may become a First Lien Agent, and such Other First Priority Lien Obligations may become subject to and bound by the Intercreditor Agreement, upon the execution and delivery of an instrument in the form of this Joinder Agreement and the satisfaction of the other conditions set forth in Section 8.21 of the Intercreditor Agreement. The undersigned additional Other First Priority Lien Obligations Agent (the “New Representative”) is executing this Joinder Agreement in accordance with the requirements of the Intercreditor Agreement and the Senior Lender Documents.

Accordingly, the undersigned agree as follows:

SECTION 1.        In accordance with Sections 8.3 and 8.21 of the Intercreditor Agreement, the New Representative by its signature below becomes a First Lien Agent under, and the related Other First Priority Lien Obligations becomes subject to and bound by, the Intercreditor Agreement with the same force and effect as if the New Representative had originally been named therein as a First Lien Agent and the New Representative, on its behalf and on behalf of holders of such Other First Priority Lien Obligations, hereby agrees to all the applicable terms and provisions of the Intercreditor Agreement. Each reference to a “First Lien Agent” in the Intercreditor Agreement shall be deemed to include the New Representative. The Intercreditor Agreement is hereby incorporated herein by reference.

SECTION 2.       The New Representative represents and warrants to the First Priority Designated Agent, each First Lien Agent, the Second Priority Designated Agent and each Second Priority Agent, individually, that (i) it has full power and authority to enter into this Joinder Agreement, in its capacity as [agent] [trustee] under [describe new facility], (ii) this Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, and (iii) the Other First Priority Lien Obligations Security Documents relating to such Other First Priority Lien Obligations provide that, upon the New Representative’s entry into this Joinder Agreement, holders of such Other First Priority Lien Obligations will be subject to and bound by the provisions of the Intercreditor Agreement.

SECTION 3.          This Joinder may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Joinder by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Joinder.

SECTION 4.         Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

SECTION 5.         THIS JOINDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO.

SECTION 6.         In case any one or more of the provisions contained in this Joinder should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7.       All communications and notices hereunder shall be in writing and given as provided in Section 8.8 of the Intercreditor Agreement. All communications and notices hereunder to the New Representative shall be given to it at its address set forth below its signature hereto.

IN WITNESS WHEREOF, the New Representative has duly executed this Joinder to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE], as
[          ] for the holders of [                        ],

By:   _________________________
Name:
Title:

Address for notices:

_________________________
_________________________

attention of:  _________________________

Telecopy: _________________________

Acknowledged by:

[                            ], as
First Priority Designated Agent

By:_________________________
       Name:
       Title:

EXHIBIT II19

[FORM OF] JOINDER NO. [       ] dated as of [               ], 20[   ] to the INTERCREDITOR AGREEMENT dated as of [ ], 2019 (the “Intercreditor Agreement”), among HSBC BANK CANADA, as Credit Agreement Agent, in its capacity as First Lien Agent, (in such capacity the “Credit Agreement Agent”), each Other First Priority Lien Obligations Agent from time to time party hereto, each in its capacity as First Lien Agent, COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Trustee and Second Priority Collateral Agent and each collateral agent for any Future Second Lien Indebtedness from time to time party hereto, each in its capacity as Second Priority Agent.

A.           Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

B.           As a condition to the ability of the Borrower to incur Future Second Lien Indebtedness and to secure such Future Second Lien Indebtedness with the liens and security interests created by the related Second Priority Documents, the collateral agent with respect of such Future Second Lien Indebtedness is required to become a Second Priority Agent, and such Future Second Lien Indebtedness is required to become subject to and bound by the Intercreditor Agreement. Section 8.21 of the Intercreditor Agreement provides that such collateral agent may become a Second Priority Agent, and such Future Second Lien Indebtedness may become subject to and bound by the Intercreditor Agreement, upon the execution and delivery of an instrument in the form of this Joinder Agreement and the satisfaction of the other conditions set forth in Section 8.21 of the Intercreditor Agreement. The undersigned collateral agent (the “New Representative”) is executing this Joinder Agreement in accordance with the requirements of the Intercreditor Agreement and the Second Priority Documents.

Accordingly, the undersigned agree as follows:

SECTION 1.          In accordance with Sections 8.3 and 8.21 of the Intercreditor Agreement, the New Representative by its signature below becomes a Second Priority Agent under, and the related Future Second Lien Indebtedness becomes subject to and bound by, the Intercreditor Agreement with the same force and effect as if the New Representative had originally been named therein as a Second Priority Agent and the New Representative, on its behalf and on behalf of holders of such Future Second Lien Indebtedness, hereby agrees to all the applicable terms and provisions of the Intercreditor Agreement. Each reference to a “Second Priority Agent” in the Intercreditor Agreement shall be deemed to include the New Representative. The Intercreditor Agreement is hereby incorporated herein by reference.

SECTION 2.        The New Representative represents and warrants to the First Priority Designated Agent, each First Lien Agent, the Second Priority Designated Agent and each Second Priority Agent, individually, that (i) it has full power and authority to enter into this Joinder Agreement, in its capacity as [agent] [trustee] under [describe new facility], (ii) this Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, and (iii) the Second Priority Documents relating to such Future Second Lien Indebtedness provide that, upon the New Representative’s entry into this Joinder Agreement, holders of such Future Second Lien Indebtedness will be subject to and bound by the provisions of the Intercreditor Agreement.

19 To be updated in connection with an issuance of additional notes under the Second Priority Senior Secured Notes Indenture

SECTION 3.         This Joinder may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Joinder by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Joinder.

SECTION 4.            Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

SECTION 5.            THIS JOINDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO.

SECTION 6.           In case any one or more of the provisions contained in this Joinder should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7.           All communications and notices hereunder shall be in writing and given as provided in Section 8.8 of the Intercreditor Agreement. All communications and notices hereunder to the New Representative shall be given to it at its address set forth below its signature hereto.

IN WITNESS WHEREOF, the New Representative has duly executed this Joinder to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE], as
[          ] for the holders of [                        ],

By:   _________________________
Name:
Title:

Address for notices:

_________________________
_________________________

attention of:  _________________________

Telecopy: _________________________

Acknowledged by:

[                            ], as
First Priority Designated Agent

By:_________________________
       Name:
       Title:

SCHEDULE 1.1(a)

REVOLVING CREDIT COMMITMENTS / TERM LOANS20 / ADDITIONAL LC CREDIT

Lender	Revolving Credit Commitments	Term Loans	Additional LC Credit

HSBC Bank Canada	$64,250,000	$23,071,541.66	€64,000,000
Bank of Montreal	$51,250,000	$18,487,791.66	Nil
National Bank of Canada	$51,250,000	$18,487,791.66	Nil
BNP Paribas	$27,750,000	$13,598,458.34	Nil
Export Development Canada	$27,750,000	$13,598,458.34	Nil
Bank of America, N.A., Canada Branch	$27,750,000	$13,598,458.34	Nil
Investissement Québec	Nil	$21,390,833.34	Nil
Total	$250,000,000	$122,233,333.34	€64,000,000

20The Revolving Credit Commitments and the Term Loans are expressed in US Dollars. The Additional LC Credit is denominated in Euros.

SCHEDULE 1.1(b)

INITIAL SECURITY DOCUMENTS

1.
The Dutch law deed of pledge of shares dated October 12, 2011 among the Borrower, SG Resources, and Canadian Imperial Bank of Commerce (“CIBC”, the predecessor to the Administrative Agent).

2.
The Dutch law second ranking deed of pledge of shares dated November 26, 2012 among Borrower, SG Resources, and the Administrative Agent.

3.
The Dutch law deed of transfer and pledge agreement dated November 26, 2012 among the Borrower, CIBC (the predecessor to the Administrative Agent), the Administrative Agent and SG Resources.

4.
The Turkish Share Pledge Agreement.

SCHEDULE 1.1(c)

BVCO SECURITY DOCUMENTS

1.
The Dutch law deed of transfer of contract and pledge of future shares dated June 26, 2013 among the Borrower, BVCo, SG Resources, and the Administrative Agent.

BVCO (GREECE) SECURITY DOCUMENTS

2.
A deed of pledge of registered shares Eldorado Gold (Greece) B.V. to be entered into between Eldorado Gold (Netherlands) B.V. as Security Provider, HSBC Bank Canada as Security Agent and Eldorado Gold (Greece) B.V. as the Company, expressed to be governed by the laws of The Netherlands.

SCHEDULE 1.1(d)

EXISTING PERMITTED LIENS

1.
Liens securing the following royalties:

A.
Pursuant to the Lamaque Option Agreement, the Lamaque South Property is subject to a 1% NSR (Net Smelter Royalty) in favor of Osisko Gold Royalties;

B.
Pursuant to Roc d’Or East Extension Option Agreement, the Roc d’Or East Extension Property is subject to a 2% NSR (Net Smelter Royalty) for the benefit of Sandstorm Gold, one-half of which (1%) may be purchased by Eldorado Gold (Quebec) Inc. for $1,000,000;

C.
Pursuant to the Donald Property Option Agreement, the Donald Property is subject to a 3% GMR (Gross Metal Royalty) in favor of Globex Mining Enterprises INC. of which one third (1%) can be purchased by Eldorado Gold (Quebec) Inc. for $750,000 at any time on or before the date that is five years after the option exercise; and

D.
Pursuant to the MacGregor Option Agreement, the MacGregor Property is subject to a 2% NSR (Net Smelter Royalty), 0.6% of which is payable to Jean Robert, 0.6% of which is payable to Les Explorations Carat, and the remaining 0.8% to Albert Audet. One-half (1%) of this NSR may be purchased for $500,000.

2.
Cash collateral pledged to the Fédération des caisses Desjardins du Québec in the aggregate amount of $1,841,327 to secure obligations of Eldorado Gold (Quebec) Inc. in respect of the Lamaque reclamation bonds.

SCHEDULE 1.1(e)

TRANSFERRED LETTERS OF CREDIT

1.
The letter of guarantee dated May 8, 2012, number PEBHCV213194 in the amount of €55,000,000 issued by HSBC Bank Canada;

2.
The letter of guarantee dated June 13, 2017, number PEBHTI712017 in the amount of €8,250,000 issued by HSBC Bank Canada.

3.
The letter of guarantee dated October 21, 2014, number PEBHTI325138 in the amount of €162,277.32 issued by HSBC Bank Canada.

SCHEDULE 3.1(3)

EXCEPTION TO REPRESENTATION 3.1(3) –
GOVERNMENTAL APPROVALS; NO CONFLICTS

Nil.

SCHEDULE 3.1(5)

EXCEPTION TO REPRESENTATION 3.1(3) - LITIGATION

Efemcukuru

On April 24, 2013, certain parties filed litigation against the Environmental Certificate for Efemçukuru issued in December 2012 by the Ministry of Environment and Urban Planning for the expansion of the mine from 250 ktpa to 600 ktpa. The case was heard by the 1st Administrative Court in Izmir. A request for an immediate injunction was rejected by the court and the appeal of this decision was rejected by the Izmir District Appeals Court. Tüprag was accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court formed an expert committee to review the 600 ktpa Environmental Certificate. On April 16, 2015, the court made a negative decision in the case based on comments in the expert report.

The Ministry of Environment and Urban Planning together with Tüprag as co-defendant appealed the decision to the 14th Department of the Council of State in Ankara with a petition for an immediate injunction of the Izmir Administrative Court decision and a cancellation of the decision. In addition, Tüprag applied to and received on November 17, 2015 from the Ministry of Environment and Urban Planning a revised 600 ktpa EIA taking into consideration comments in the decision of the 1st Administrative Court.

On February 25, 2016 the Council of State overturned the April 16, 2015 decision of the Izmir Administrative Court and sent the file back to the Izmir Court for reconsideration. The cancellation decision of the Council of State re-instated the first 600 ktpa EIA and Efemçukuru continues to operate under these conditions. The Izmir Administrative Court accepted the decision of the Council of State and formed a new expert committee. The new expert committee gave an expert report which was positive to the Environmental Certificate for the expansion of the mine and on October 25, 2017 the Izmir Administrative Court made a positive decision in the case affirming such Environmental Certificate. The plaintiffs appealed this decision to the Council of State, which on May 24, 2018 cancelled the decision 1st Administrative court because of an incomplete expert report. The case has returned to the 1st Administrative court of Izmir, which has instructed the experts to prepare a supplementary report to form the basis of a new decision. On March 8, 2019, the experts visited the site and collected samples of soil, water, tailings, and waste rock. The experts will submit a supplementary report based on the results of the samples to the court to form the basis of a new decision.

On December 15, 2015, certain third parties filed litigation against the revised 600 ktpa EIA issued on November 17, 2015, seeking to cancel the EIA. The cases were heard at the 6th Administrative Court of Izmir and Tüprag was accepted as a co-defendant next to the Ministry of Environment and Urban Planning.

In May 2016, the 6th Administrative Court of Izmir canceled the revised EIA on the basis of the February 25, 2016 decision of the Council of State to overturn the April 16, 2015 Izmir First Administrative Court decision. The court reasoned that two EIAs cannot be in place at the same time and that the conditions for the revision no longer existed following the overturn of the Izmir’s First Administrative Court decision by the Council of State. These decisions were appealed to the Council of State. The Council of State ruled in favour of the defendants cancelling the 6th Administrative Court Decisions on the basis that the 6th Administrative Court could not make a decision on the essence of the case until the original EIA case (being heard at the Izmir 1st Department) was finalized, and referred the matter back to the 6th Administrative Court for reconsideration. On November 15, 2017, the 6th Administrative Court reversed its original decisions, thereby upholding the Revised EIA. The plaintiffs appealed this Administrative Court decisions to the Council of State, which on May 24, 2018 cancelled the decisions of the 6th Administrative court in coordination with the decision taken on the Expansion EIA case at the 1st Administrative court of Izmir. The cases have returned to the 6th Administrative court of Izmir, and both the 6th Administrative Court of Izmir and 1st Administrative Court of Izmir rejected the cases upon the site and expert examination conducted in the Expansion EIA case. The plaintiffs appealed the decisions of the Administrative Courts to the Council of State. The Council of State ruled that there is no need for rendering a decision in Expansion EIA case by declaring the non-effectiveness of the Expansion EIA since it cannot coexist with the Revised EIA Approval Decision. Therefore, the Expansion EIA litigation has concluded.

There are currently two active cases related to the Revised EIA, both of which are with the Izmir Administrative Court. In both cases, the plaintiffs seek the cancellation of the Revised EIA. While the cases are proceeding, the Council of State has ruled that the Revised EIA is in force. The court appointed a team of experts to submit a report in the case. On 16 October 2020, the team of experts and presiding judge visited the site, both underground and surface. The expert team submitted its report in January 2020, which is in favour of Tüprag. We anticipate a decision within Q1 2021; however, there is no time limit within which the court must provide its decision.

ll Kassandra Mines

The litigation below affects all of the Kassandra Mines.

Litigation regarding the technical authorization of the Madem Lakkos metallurgical plant and the Madem Lakkos flotation plant

In April 2015, the MOE returned the technical files submitted by Hellas Gold for the metallurgy plant at Madem Lakkos and the new flotation plant at Madem Lakkos and did not to grant approval. Hellas Gold immediately filed lawsuits against the MOE decision, and the Council of State (“COS” or “Court”) issued decisions 3191/2015 and 221/2016 which held illegal MOE’s return of the technical files. The COS has remanded both cases back to MOE to comply with the judgments and issue the permits. On November 9, 2017 Hellas Gold applied to the COS seeking an order that the MOE comply Judgment No. 221/2016 regarding the new flotation plant at Madem Lakkos. Upon this request, the COS issued ruling 11/2018, obliging the MOE to comply and the technical permit for the new flotation plant was finally granted in August 2018.

Following COS decision 3191/2015, Hellas Gold requested the MOE comply and issue the technical permit for the planned metallurgical plant at Madem Lakkos in the Stratoni Valley. However, on July 5, 2016, the MOE returned for correction and resubmission the technical study to Hellas Gold. On September 9, 2016 a repeal of the July 5, 2016 return was requested from MOE. On November 2, 2016 the MOE affirmed the earlier return of the related permit. On December 28, 2016 Hellas Gold filed petition before the COS for the annulment of both decisions of the MOE refusing to approve the technical study for the metallurgy plant at Madem Lakkos. A hearing date had been initially scheduled for March 21, 2018 and was subsequently rescheduled by the Court for December 5, 2018, and then rescheduled for February 6, 2019 and May 15, 2019. The case was finally heard by the Court on May 15, 2019. On February 12, 2020 the Court issued its decision 223/2020, which partially accepted Hellas Gold’s petition on most of the grounds of its appeal. However, on two grounds: (1) recovery rate of copper, gold and silver, and (2) the handling of off-gases, the Court considered the data inadequate and it ruled that Hellas Gold should update the Technical Study on those two points in cooperation with the MOE, and re- submit it to the MOE for approval. However, given that the metallurgy process has been excluded from the new Investment Plan, and the commitment to the Greek Government is to re-examine it along with other alternatives in the next two years, Eldorado decided to postpone the update of the initial technical study for the flash smelting until the final decision is made on the metallurgical method to be applied.

Installation permit

On November 10, 2017 third parties initiated an Application for Annulment before the COS to cancel an amended installation permit pertaining to the Kokkinolakkas Disposal Facility and an operating permit pertaining to the flotation plant, both in respect of the Olympias project, granted by the MOE to Hellas Gold. The oral hearing of the case before the COS has been scheduled for November 3, 2021.

Skouries

On March 20, 2017, Hellas Gold applied to the MOE for a one year extension to a permit for the installation of E/M equipment at the Skouries Auxiliary Facilities and Support Infrastructure project, however, the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 3, 2017, Hellas Gold appealed to the COS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the COS was scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018. The case was consequently rescheduled and heard by the court on February 6, 2019. Relevant pleadings were submitted on February 13, 2019 and Court decision 1531/2019 was issued which accepted Hellas Gold’s appeal. The MOE issued the relevant approvals and the case was concluded.

On April 12, 2017 Hellas Gold applied to the MOE for a supplementary amending permit for the installation of E/M equipment at the Skouries Flotation Plant project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 9, 2017, Hellas Gold appealed to the COS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the COS was scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018. The case was consequently rescheduled and heard by the court on February 6, 2019 and Court decision 1532/2019 was issued on the case, which accepted Hellas Gold’s appeal. The MOE issued the relevant approvals and the case was concluded

On April 19, 2017 Hellas Gold applied to the MOE for a two-year extension to a permit for the installation of E/M equipment at the Skouries Flotation Plant project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 9, 2017, Hellas Gold appealed to the COS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the COS has been scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018. The case was consequently rescheduled and heard by the court on February 6, 2019. Court decision 1533/2019 was issued on the case which accepted Hellas Gold appeal. Given the abovementioned decision of the MOE, which approved the supplementary amending permit for the installation of electromechanical equipment at the Skouries Flotation Plant project, the MOE did not issue a decision on this case as the respective application of Hellas Gold became redundant. Eldorado considers this case completed.

In the third quarter of 2018, Hellas Gold filed an application for payment with the Greek State requesting payment of approximately €750 million for damages suffered arising from delays in the issuance of permits for the Skouries project. In the fourth quarter of 2018, Hellas Gold then filed a Supplemental Application for Payment with the Greek State, to provide the Greek State with further detail on each delay that the Company incurred and to supplement its claims amounts to approximately €850 million. The Supplemental Application for Payment is a non-judicial request for payment and does not initiate legal proceedings. The recently-signed Amended Investment Agreement includes a provision settling all previous claims. Once the Agreement comes into force, which is expected in Q1 2021, this claim will be concluded.

SCHEDULE 3.1(13)

SUBSIDIARIES

(a) Material Subsidiaries

Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)
SG Resources B.V. (“SG Resources”)
Eldorado Gold (Netherlands) B.V. (“BV Co”)
Eldorado Gold Greece B.V. (“Greece BV”)
Eldorado Gold (BC) Corp. (“Eldorado BC”)
Frontier Pacific Mining Corporation (“Frontier”)
Eldorado Gold Cooperatief U.A. (“Eldorado Coop”)
Hellas Gold Single-Member S.A. (“Hellas”)
Eldorado Gold (Quebec) Inc. (British Columbia) (“Eldorado Quebec”)

Tüprag Metal

(i)
Legal name – Tüprag Metal Madencilik Sanayi ve Ticaret A.Ş.

(ii)
Form of legal entity and jurisdiction of formation – Company / Turkey

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: 10,423,257 shares

-
Authorised shares: 10,423,257 shares

-
SG Resources B.V. is the registered and beneficial owner of 100% of the issued shares.

SG Resources

(i)
Legal name – SG Resources B.V.

(ii)
Form of legal entity and jurisdiction of formation – Private limited liability company / Netherlands

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: 1,417,133 shares (par value of 1 USD per share)

-
Authorised shares: not applicable

-
Eldorado Gold (Netherlands) B.V. is the registered and beneficial owner of 100% of the issued shares.

BVCo

(i)
Legal name – Eldorado Gold (Netherlands) B.V.

(ii)
Form of legal entity and jurisdiction of formation – Private limited liability company / Netherlands

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: 449,925,908 shares (par value of USD 0.22 per share)

-
Authorised shares: not applicable

-
Eldorado Gold Cooperatief U.A. is the registered and beneficial owner of 100% of the issued shares.

Greece BV

(i)
Legal name – Eldorado Gold Greece B.V.

(ii)
Form of legal entity and jurisdiction of formation – Private limited liability company / Netherlands

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: 18,100 (par value of USD 1.00 per share)

-
Authorised shares: not applicable

-
Eldorado Gold Netherlands B.V. is the registered and beneficial owner of 100% of the issued shares.

Eldorado BC

(i)
Legal name – Eldorado Gold (BC) Corp.

(ii)
Form of legal entity and jurisdiction of formation – Private company / British Columbia

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: 100,211 common shares (without par value)

-
Authorised shares: Unlimited number of common shares

-
Eldorado Gold Corporation is the registered and beneficial owner of 100% of the issued common shares.

Frontier

(i)
Legal name – Frontier Pacific Mining Corporation

(ii)
Form of legal entity and jurisdiction of formation – Private company / British Columbia

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: 600 common shares (without par value)

-
Authorised shares: Unlimited number of common shares

-
Eldorado Gold (BC) Corp. is the registered and beneficial owner of 100% of the issued common shares.

Eldorado Coop

Legal name – Eldorado Gold Cooperatief U.A.

(ii)
Form of legal entity and jurisdiction of formation – Cooperatief / Netherlands

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: not applicable

-
Authorised shares: not applicable

-
Frontier Pacific Mining Corporation holds voting rights relative to its members’ account of USD$146,063,732.00. Eldorado Gold Holdings (BC) Ltd. holds voting rights relative to its members’ account of USD$1.00 as a nominee member.

Hellas

Legal name – Hellas Gold Single-Member S.A.

(ii)
Form of legal entity and jurisdiction of formation – Private limited liability company / Greece

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: € 27,747,340 divided into 2,774,734 ordinary registered shares with nominal value of 10 Euros each

-
Authorised shares: not applicable

-
Eldorado Gold (Greece) B.V. is the registered and beneficial owner of all outstanding ordinary registered shares

Eldorado Quebec

(i)
Legal name – Eldorado Gold (Quebec) Inc.

(ii)
Form of legal entity and jurisdiction of formation – Private corporation / British Columbia

(iii)
Issued and outstanding Equity Securities of each class of such Subsidiary Guarantor, the registered and beneficial owners thereof and the percentage thereto owned by each such owner.

-
Issued shares: 15,000,125 common shares (without par value)

-
Authorised shares: Unlimited number of common shares

-
Eldorado Gold Corporation is the registered and beneficial owner of 100% of the issued common shares.

 (b)
Subsidiary Guarantors

See above information under (a) for each of the following:

Tüprag Metal Madencilik Sanayi ve Ticaret AS

SG Resources B.V.

Eldorado Gold (Netherlands) B.V.

Eldorado Gold Greece B.V.

Eldorado Gold (Quebec) Inc.

(c)
Eldorado Gold Corporation Corporate Organization Chart

.

SCHEDULE 3.1(17)

ENVIRONMENTAL MATTERS

Please see Schedule 3.1(5).

SCHEDULE 3.1(22)

LIMITED SUBSIDIARIES

Nil.

SCHEDULE 3.1(27)

SECURITY

Description of Security Document	Filing Jurisdiction
Canada
General Security Agreement by Eldorado Gold Corporation, Integra Gold Corp., and Integra Gold (Québec) Inc. (now Eldorado Gold (Quebec) Inc.) in favour of the Administrative Agent	British Columbia
Deed of Hypothec by Integra Gold Corp. and Integra Gold (Québec) Inc. (now Eldorado Gold (Quebec) Inc. in favour of the Administrative Agent	Québec
Netherlands
Dutch law Security Confirmation Agreement between Eldorado Gold (Netherlands) B.V. as Security Provider and the Administrative Agent	No filings required
Dutch law Deed of Pledge of Shares of Eldorado Gold (Greece) B.V. by Eldorado Gold (Netherlands) B.V. in favour of the Administrative Agent	No filings required
Turkey
Turkish law Confirmation with respect to the existing guarantee by Tüprag Metal which is acknowledged by the Administrative Agent	The Ministry of Treasury and Finance of the Republic of Turkey
Turkish law Confirmation with respect to the existing pledge by SG Resources B.V. which is acknowledged by the Administrative Agent	No filings required

SCHEDULE 6.1(1)

EXISTING INDEBTEDNESS

Nil.

SCHEDULE 9.1

LENDER AND ISSUING BANK CONTACT INFORMATION

Lender	Contact Information
HSBC Bank Canada	HSBC Bank Canada 885 West Georgia St., 6th Floor Vancouver, BC V6C 3G1 Canada Attention: Doug Brandes Email: douglas.r.bandes@hsbc.ca
HSBC Bank USA, N.A.	HSBC Bank USA, National Association 452 Fifth Avenue New York, New York 10018 Attention: Adam Hendley Fax: (212) 525-6581 Email: adam.hendley@us.hsbc.com
Bank of America, N.A, Canada Branch	Bank of America, N.A., Canada Branch 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Canada Attention: Marc Ahlers Fax: (403) 237 7372 Email: marc.ahlers@baml.com
BNP Paribas	BNP Paribas 37, Place du Marché Saint Honoré 75001 Paris France Attention: Thomas Lagrée & Vincent Véron Email: thomas.lagree@bnpparibas.com vincent.veron@bnpparibas.com

Lender	Contact Information
National Bank of Canada	National Bank of Canada 130 King Street West, Suite 3200 Toronto, Ontario M5X 1J9 Attention: Allan Fordyce Email: allan.fordyce@nbc.ca Fax: (416) 869 6545
Bank of Montreal	Bank of Montreal BMO Capital Markets 100 King St. West, 4th Floor Toronto, ON M5X 1H3 Attention: Chris Henstock Email: chris.henstock@bmo.com
Investissement Québec	Investissement Québec 600 de la Gauchetière West, Suite 1500 Montréal, Québec, H3B 4L8 Attention : Corporate Secretary Fax : 514 873-9917
Export Development Canada	Export Development Canada 150 Slater Ottawa, Ontario Canada K1A 1K3 Attention: Adam Smith Email: adsmith@edc.ca